Exhibit 2.1

EQUITY PURCHASE AGREEMENT

by and among

LPL HOLDINGS, INC.

GRATITUDE HOLDINGS, INC.

ODD COUPLE, INC.

and

CFN HOLDING COMPANY, LLC

Dated as of March 28, 2025

i

EXHIBITS

Exhibit A:	Accounting Principles
Exhibit B:	Illustrative Calculation of Cash Amount
Exhibit C-1:	Accounts Included in Net Working Capital Amount
Exhibit C-2:	Illustrative Calculation of Net Working Capital Amount
Exhibit C-3:	Illustrative Calculation of Net Regulatory Capital Amount

SCHEDULES

Schedule 1.1:	Company Equity Interests
Schedule 6.10(e):	Management Retention and Advisor Advocacy Allocation
Schedule 6.22:	Transition Assistance
Schedule 9.1:	Tax Allocation Schedule
Schedule 10.15:	Transition Assistance Guidelines

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT, dated as of March 28, 2025 (this “Agreement”), is entered into by and among LPL Holdings, Inc., a Massachusetts corporation (the “Purchaser”), CFN Holding Company, LLC, a Massachusetts limited liability company (the “Company”), Gratitude Holdings, Inc., a Massachusetts corporation (“Gratitude”) and Odd Couple, Inc., a Delaware corporation (“Odd Couple” and together with Gratitude the “Sellers” and each a “Seller,” and the Sellers collectively with the Purchaser and the Company, the “Parties” and each a “Party”). Certain defined terms used herein have the meanings set forth in Section 10.15.

W I T N E S S E T H

WHEREAS, as of the date hereof, the Sellers collectively own all of the membership interests of the Company (the “Company Equity Interests”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Purchaser desires to purchase from the Sellers, and the Sellers desire to sell to the Purchaser, all of the Company Equity Interests held by the Sellers for the consideration described herein; and

WHEREAS, concurrently with the execution of this Agreement, certain Affiliates, trust settlors or beneficiaries, as the case may be, of the Sellers are entering into Restrictive Covenant Agreements with the Purchaser which will be effective upon the Closing.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF EQUITY

Section 1.1 Purchase and Sale of Equity. Upon and subject to the terms and conditions set forth in this Agreement, at the Closing, the Purchaser will purchase and acquire, and the Sellers will sell, assign, transfer and convey to the Purchaser, each Seller’s Company Equity Interests, each as set forth across from such Seller’s name on Schedule 1.1 hereto, as such schedule may be updated pursuant to Section 6.1(b). As consideration for the Company Equity Interests, upon and subject to the terms and conditions set forth in this Agreement, at the Closing, the Purchaser will pay or cause to be paid to the Sellers and the Optionholders (as applicable), in the manner described herein, the Estimated Closing Purchase Price, and make the other payments to be made by the Purchaser pursuant to Section 1.3.

Section 1.2 Closing. The closing of the Transactions (the “Closing”) will take place remotely by electronic exchange of documents and signatures (or their electronic counterparts), on the next month-end date that is at least three (3) Business Days following the satisfaction or waiver (by the Party entitled to the benefit of such conditions) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (by the Party entitled to the benefit of such conditions) at the Closing of those conditions), or on or at such other date, time or place as is agreed to in writing by the Purchaser and the Sellers. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Closing Deliveries and Payments. At the Closing, on the terms and subject to the conditions set forth in this Agreement:

(a) Purchaser Deliveries and Payments. The Purchaser will:

(i) pay, or cause to be paid, to each Seller such Seller’s Pro Rata Share of the Estimated Closing Purchase Price as reflected in the Allocation Schedule, by wire transfer of immediately available funds to an account or accounts designated in writing by the Sellers to the Purchaser at least two (2) Business Days prior to the Closing Date;

(ii) pay, or cause to be paid, to the Company, the Option Cancellation Payment Amount, for payment by the Company to the Optionholders in accordance with the terms of this Agreement and the Allocation Schedule;

(iii) pay, or cause to be paid, on behalf of the Group Companies, the Estimated Transaction Expenses Amount (as defined below) in accordance with the Estimated Closing Statement by wire transfer of immediately available funds to the account(s) as may be specified therein (including, in the case of any compensatory payments, to the account(s) of any applicable Group Company, to be paid by any applicable Group Company through its payroll to the applicable recipient), except that Taxes will be paid at the times and in the manner required by Law;

(iv) pay, or cause to be paid, to the Company an amount in cash equal to the Shareholder Loans Indebtedness Amount, which amount the Company hereby directs Purchaser to pay, on behalf of the Company to the lenders (or trustee or agent on behalf of such lenders) who hold the Shareholder Loans (or as otherwise designated by such lenders), by wire transfer of immediately available funds, to an account or accounts and in accordance with the allocation designated in writing by the Sellers to the Purchaser prior to the Closing Date;

(v) pay, or cause to be paid all Repaid Indebtedness in accordance with the Payoff Letters;

(vi) deposit, or cause to be deposited, $30,000,000 (the “Escrow Amount”) into the escrow account (the “Escrow Account”) established pursuant to the Escrow Agreement by wire transfer of immediately available funds to the account designated for such purpose by the Escrow Agent; and

(vii) deliver to the Sellers a copy of the Escrow Agreement, duly executed by the Purchaser.

(b) Seller Deliveries. The Sellers will deliver or cause to be delivered to the Purchaser:

(i) a copy of the Escrow Agreement, duly executed by each Seller;

(ii) a duly executed Form W-9 from each Seller;

(iii) a duly executed, customary instrument of assignment that provides for the assignment and transfer of each Seller’s Company Equity Interests to the Purchaser; and

(iv) evidence reasonably acceptable to the Purchaser of the binding of the Tail Coverage by the Company; and

(v) customary payoff letter(s) reasonably acceptable to the Purchaser relating to all Indebtedness set forth on Schedule 1.3(b)(v) (the “Repaid Indebtedness”) and stating the aggregate amount of the Indebtedness thereunder required for payoff as of the date specified in such letter (together with a customary per diem for payment following such date), the instructions for payment of the same to discharge such obligations and, if such Indebtedness is secured by any Lien, all Lien terminations and instruments of discharge releasing and terminating such Lien, as applicable, upon the receipt of the applicable payoff amounts (the “Payoff Letters”) (i) in draft form not later than five (5) Business Days prior to the Closing Date and (ii) in executed form on or prior to the Closing Date.

Section 1.4 Treatment of Company Options. Effective immediately prior to, but subject to the Closing, unless otherwise determined by the members of the Company prior to the Closing, the vesting of each Company

Option will accelerate and fully vest. At the Closing, each outstanding Company Option that is vested as of the Closing, will, by virtue of the Transactions and without any action on the part of the holder thereof, be cancelled and in full consideration of such cancelation be converted into and represent the right to receive an aggregate amount equal to (i) the portion of the Estimated Closing Purchase Price as set forth in the Allocation Schedule (the “Closing Option Consideration”), and (ii) the portion of the post-Closing payments pursuant to Section 2.3, if any, as set forth in the Allocation Schedule. To the extent possible, the Company will pay the Closing Option Consideration (less applicable Tax withholdings) to each Optionholder through the Company’s or its applicable Subsidiary’s payroll system as part of a special payroll initiated by the Company or its applicable Subsidiary and made on the Closing Date (the “Special Payroll”). To the extent any portion of the Closing Option Consideration (less applicable Tax withholdings) is unable to be made to all or certain of the Optionholders through the Special Payroll, the Purchaser will cause the Company to pay the remaining unpaid Closing Option Consideration (less applicable Tax withholdings) to each applicable Optionholder through the Company’s or its applicable Subsidiary’s payroll system as part of the next regular payroll initiated by the Company or its applicable Subsidiary that is at least five (5) Business Days following the Closing.

ARTICLE II

PURCHASE PRICE; POST-CLOSING ADJUSTMENT

Section 2.1 Purchase Price.

(a) At least five (5) Business Days prior to the Closing Date, the Company will prepare and deliver to the Purchaser a written statement, together with reasonable supporting detail (the “Estimated Closing Statement”), setting forth the Company’s good faith estimates of (i) the Cash Amount (the “Estimated Cash Amount”), (ii) the Indebtedness Amount (the “Estimated Indebtedness Amount”), (iii) the Net Working Capital Amount (the “Estimated Net Working Capital Amount”), (iv) the Net Regulatory Capital Amount (the “Estimated Net Regulatory Capital Amount”), (v) the Transaction Expenses Amount (the “Estimated Transaction Expenses Amount”), (vi) the Interim Period Transition Assistance Amount (the “Estimated Interim Period Transition Assistance Amount”), and (vii) the resulting calculation of the Estimated Closing Purchase Price, together with a draft Allocation Schedule reflecting the payments of the Estimated Closing Purchase Price to be paid to each of the Sellers and the Optionholders. Prior to the Closing, the Purchaser and its Representatives will have the opportunity to review the Estimated Closing Statement and the Company will consider in good faith any changes the Purchaser proposes to such estimates and calculations, it being understood that the Purchaser will have no approval rights with respect to the estimates or calculations therein and the Company will determine the final estimates and calculations to be included in the Estimated Closing Statement in its reasonable discretion. The failure by the Purchaser to propose any changes or dispute any aspect of the Estimated Closing Statement will not preclude the Purchaser from exercising any other rights under Section 2.2 with respect to any or all aspects of any adjustments hereunder. Prior to the Closing, the Purchaser and its Representatives will be permitted reasonable access to review the Sellers’ and the Group Companies’ books and records and any work papers (subject to delivery of customary work papers, if requested) related to the preparation of the Estimated Closing Statement.

(b) For purposes of this Agreement, the term “Estimated Closing Purchase Price” means (i) $2,700,000,000 (the “Base Purchase Price”), plus (ii) the Estimated Cash Amount, minus (iii) the Estimated Indebtedness Amount, plus (iv) the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Target Net Working Capital Amount, minus (v) the amount, if any, by which the Target Net Working Capital Amount exceeds the Estimated Net Working Capital Amount, plus (vi) the amount, if any, by which the Estimated Net Regulatory Capital Amount exceeds the Target Net Regulatory Capital Amount, minus (vii) the amount, if any, by which the Target Net Regulatory Capital Amount exceeds the Estimated Net Regulatory Capital Amount, minus (viii) the Estimated Transaction Expenses Amount, plus (iv) the Estimated Interim Period Transition Assistance Amount, minus (x) the Escrow Amount.

(c) For purposes of this Agreement, the term “Final Closing Purchase Price” means (i) the Base Purchase Price, plus (ii) the Cash Amount as finally determined pursuant to Section 2.2, minus (iii) the Indebtedness Amount as finally determined pursuant to Section 2.2, plus (iv) the amount, if any, by which the Net Working Capital Amount as finally determined pursuant to Section 2.2 exceeds the Target Net Working Capital Amount, minus (v) the amount, if any, by which the Target Net Working Capital Amount exceeds the Net Working Capital Amount as finally determined pursuant to Section 2.2, plus (vi) the amount, if any, by which the Net Regulatory Capital Amount as finally determined pursuant to Section 2.2 exceeds the Target Net Regulatory Capital Amount, minus (vii) the amount, if any, by which the Target Net Regulatory Capital Amount exceeds the Net Regulatory Capital Amount as finally determined pursuant to Section 2.2, minus (viii) the Transaction Expenses Amount, as finally determined pursuant to Section 2.2, plus (ix) the Interim Period Transition Assistance Amount, as finally determined pursuant to Section 2.2, minus (x) the Escrow Amount.

(d) The aggregate consideration to be paid by the Purchaser will be an amount in cash equal to the Final Closing Purchase Price.

Section 2.2 Calculation of Final Closing Purchase Price.

As promptly as possible, but in any event within ninety (90) days after the Closing Date, the Purchaser will deliver to the Sellers a written statement, together with reasonable supporting detail (the “Closing Statement”), setting forth the Purchaser’s good faith calculation of (i) the Cash Amount, (ii) the Indebtedness Amount, (iii) the Net Working Capital Amount, (iv) the Net Regulatory Capital Amount, (v) the Transaction Expenses Amount, (vi) the Interim Period Transition Assistance Amount, and (vii) the resulting calculation of the Final Closing Purchase Price. Notwithstanding anything to the contrary in this Agreement, (1) the Cash Amount, the Indebtedness Amount, the Net Working Capital Amount, the Net Regulatory Capital Amount, the Transaction Expenses Amount, and Interim Period Transition Assistance Amount (including any estimates of the foregoing pursuant to Section 2.1(a)) will be determined in accordance with the definitions set forth herein and using the Accounting Principles and will not include any changes in assets or Liabilities as a result of purchase accounting adjustments or arising from any act, decision or event occurring on or after the Closing as a consequence of the Transactions (except that the calculation of the Transaction Expenses Amount shall give effect to the Closing such that any amount included in the calculation of the Transaction Expenses Amount as a result of the Closing shall be included) and (2) in no event will the Indebtedness Amount, the Net Working Capital Amount, the Net Regulatory Capital Amount, or the Transaction Expenses Amount be calculated to include any fees, Liabilities and/or expenses to the extent incurred by or at that direction of the Purchaser or an Affiliate thereof or otherwise relating to (A) the Purchaser’s or its Affiliates’ breach of this Agreement or the other Transaction Documents, (B) the Purchaser’s or its Affiliates’ financing (including obtaining any consent or waiver relating thereto) for the Transactions, (C) any other Liabilities or obligations incurred or arranged by or on behalf of the Purchaser or its Affiliates in connection with the Transactions (including any fees payable to any financing institution or the Company’s Representatives on behalf of the Purchaser or its Affiliates) or (D) any post-Closing agreements, plans or arrangements between or among the Purchaser or its Affiliates, on the one hand, and the Company or its Subsidiaries or Representatives, on the other hand.

(a) If for any reason the Purchaser fails to deliver the Closing Statement within the ninety (90) day time period required by this Section 2.2, then in addition to any other rights the Sellers may have under this Agreement, the Estimated Closing Statement delivered by the Company to the Purchaser prior to the Closing will be considered for all purposes of this Agreement the final Closing Statement and the calculations contained therein will be final, binding and conclusive against the Parties for all purposes hereunder.

(b) The purpose of determining the Cash Amount, the Indebtedness Amount, the Net Working Capital Amount, the Net Regulatory Capital Amount, the Transaction Expenses Amount, the Interim Period Transition Assistance Amount, and the related purchase price adjustment contemplated by this Section 2.2 is to (i) measure the Cash Amount, the Indebtedness Amount, the Transaction Expenses Amount, and the Interim Period Transition Assistance Amount (ii) measure differences in the Net Working Capital Amount against the Target

Net Working Capital Amount, and (iii) measure the differences in the Net Regulatory Capital Amount against the Target Net Regulatory Capital Amount, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose determining the Cash Amount, the Indebtedness Amount, the Net Working Capital Amount, the Net Regulatory Capital Amount, the Transaction Expenses Amount, or the Interim Period Transition Assistance Amount that are different from those contemplated by the definitions of each such term and the Accounting Principles.

(c) The Sellers and their Representatives will be permitted reasonable access to review and obtain copies of the Group Companies’ books and records and any work papers (subject to the execution of customary work paper access letters, if requested) related to the preparation of the Closing Statement and the adjustments contemplated thereby, and the Sellers and their Representatives may make inquiries of the Purchaser, the Company and their respective accountants regarding questions or disagreements, and the Purchaser and the Company will, and will use their reasonable best efforts to cause any such accountants to, cooperate with and respond to such inquiries. At the request of any Seller, the Company will make available the Group Companies’ personnel to assist the Sellers, during normal business hours (without disruption of employment), in their review of the Closing Statement.

(d) If the Sellers have any objections to the Closing Statement, the Sellers will deliver to the Purchaser a statement setting forth in reasonable detail its objections thereto within forty-five (45) days following delivery of the Closing Statement to the Sellers (an “Objections Statement”). The Sellers and the Purchaser will negotiate in good faith to resolve any objections in the Objections Statement, but if and to the extent they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement, the Sellers and the Purchaser will submit any items which remain in dispute to the Valuation Firm for resolution. Any items that were not subject to an objection in the Objections Statement or that were resolved by the Sellers and the Purchaser will become final and binding and not subject to dispute or resolution by the Valuation Firm. Any further submissions to the Valuation Firm must be written and delivered to each party to the dispute. Neither the Purchaser, the Sellers nor any of their respective Affiliates or Representatives will have any ex parte conversations or meetings with the Valuation Firm in connection with any dispute submitted by the Purchaser and/or the Sellers to the Valuation Firm pursuant to this Section 2.2(d) without the prior consent of the other Party. The Valuation Firm will act as an expert and not an arbitrator. The Valuation Firm will make a final determination of the Cash Amount, the Indebtedness Amount, the Net Working Capital Amount, the Net Regulatory Capital Amount, the Transaction Expenses Amount, the Interim Period Transition Assistance Amount, and the resulting Final Closing Purchase Price calculated with reference to such amounts (solely to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. The Parties will cooperate with the Valuation Firm during the term of its engagement, including by executing a customary engagement letter. The determination of the Cash Amount, the Indebtedness Amount, the Net Working Capital Amount, the Interim Period Transition Assistance Amount, the Net Regulatory Capital Amount, the Transaction Expenses Amount, and the resulting Final Closing Purchase Price calculated with reference thereto, in each case in the manner contemplated by this Section 2.2, will become final and binding on the Parties on the date the Valuation Firm delivers its final resolution in writing to the Sellers and the Purchaser. The Valuation Firm will resolve any dispute submitted to it by the Purchaser and/or the Sellers pursuant to this Section 2.2(d) by choosing a value equal to or between the value proposed by the Purchaser in the Closing Statement or by the Sellers in the Objections Statement. The costs and expenses of the Valuation Firm will be allocated between the Purchaser, on the one hand, and the Sellers, on the other hand, based upon the percentage of the dollar value of the disputed amounts (as submitted to the Valuation Firm) determined in favor of the other party by the Valuation Firm bears to the dollar value contested by such party in the written presentation to the Valuation Firm. For example, if the Sellers submit an Objections Statement to the Valuation Firm for $1,000, and if the Purchaser contests to the Valuation Firm only $500 of the amount claimed by the Sellers, and if the Valuation Firm ultimately resolves the dispute by awarding the Sellers $300 of the $500 contested, then the costs and expenses of the Valuation Firm will be allocated 60% (i.e., 300/500) to the Purchaser and 40% (i.e., 200/500) to the Sellers. Notwithstanding the foregoing, the Valuation Firm’s authority to resolve any dispute will be limited to the correct nature and amount of each item on the Closing Statement remaining in dispute, and any dispute among the Parties regarding the interpretation of this Agreement and the terms hereof will be resolved, including through appropriate judicial resolution if necessary, prior to the selection of, and submission of the dispute to, the Valuation Firm. The Valuation Firm will act as an expert and not an arbitrator.

Section 2.3 Post-Closing Adjustment Payment.

(a) If the Final Closing Purchase Price is equal to or greater than the Estimated Closing Purchase Price, promptly after the date the Final Closing Purchase Price is finally determined pursuant to Section 2.2 (but in any event within five (5) Business Days), (i) the Purchaser will pay, or cause to be paid, (A) to each Seller its Pro Rata Share of the amount of such excess, if any, by wire transfer of immediately available funds to the account or accounts designated in writing by the Sellers to the Purchaser and (B) to the Company, the aggregate portion of such excess payable in respect of the Company Options, as set forth on the Allocation Schedule for further distribution by the applicable Group Company (less applicable Tax withholdings), as part of its normal payroll process, to each Optionholder, their Pro Rata Share; provided, however, that in no event will any such adjustment be an amount greater than $30,000,000; and (ii) the Sellers and the Purchaser will jointly instruct the Escrow Agent to release (A) to each Seller its Pro Rata Share of the Escrow Amount, by wire transfer of immediately available funds, in accordance with the wire transfer instructions designated in such joint written instruction and (B) to the Company, the aggregate portion of such Escrow Amount in respect of the Company Options, as set forth on the Allocation Schedule for further distribution by the applicable Group Company (less applicable Tax withholdings), as part of its normal payroll process, to each Optionholder, their Pro Rata Share.

(b) If the Final Closing Purchase Price is less than the Estimated Closing Purchase Price, promptly after the date the Final Closing Purchase Price is finally determined pursuant to Section 2.2 (but in any event within five (5) Business Days), (i) the Sellers and the Purchaser will jointly instruct the Escrow Agent to pay to the Purchaser solely from and only to the extent of the Escrow Amount the absolute value of such difference by wire transfer of immediately available funds to one or more accounts designated in such joint written instruction and (ii) to the extent that any balance in the Escrow Account remains after such payment to the Purchaser, the Sellers and the Purchaser will (simultaneously with the instruction in clause (i)) jointly instruct the Escrow Agent to pay (A) to each Seller its Pro Rata Share of the portion of the Escrow Amount remaining in the Escrow Account, to the account or accounts designated in such joint written instruction, and (B) to the Company, the aggregate portion of the Escrow Amount remaining in the Escrow Account in respect of the Company Options, as set forth on the Allocation Schedule for further distribution by the applicable Group Company (less applicable Tax withholdings), as part of its normal payroll process, to each Optionholder, their Pro Rata Share.

(c) Neither the Sellers nor any other Person will have any liability for any amounts due to the Purchaser pursuant to Section 2.2 or Section 2.3 in excess of the Escrow Amount, and the Purchaser’s sole source of recourse and recovery for such amounts due will be the funds available in the Escrow Account. Neither the Purchaser nor any other Person will have any liability for any amounts due to the Sellers pursuant to Section 2.2 or Section 2.3 in excess of $30,000,000.

(d) Any amount paid under this Section 2.3 will be treated as an adjustment to the purchase price for Tax purposes, except to the extent otherwise required by applicable Laws, and the Parties agree not to take any position inconsistent with such treatment on any Tax Return.

Section 2.4 Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of the Purchaser, any of its Affiliates and any other applicable withholding agent will be entitled to deduct and withhold, or cause the Escrow Agent to deduct and withhold, from any payment payable pursuant to this Agreement or the Escrow Agreement, such amount as such Persons are required to deduct and withhold with respect to such payment under the Code or any provision of applicable Tax Law. Other than with respect to payments of compensation to current or former employees of any Group Company or deductions or withholdings arising from the Sellers’ failure to comply with Section 1.3(b)(ii), the Person intending to withhold will use reasonable best efforts to give written notice thereof to the payee that it intends to deduct and withhold at least ten (10) days prior to such amount being withheld, and the Person intending to withhold will provide such payee a reasonable opportunity to provide any applicable certificates, forms or documentation that would reduce or eliminate such withholding, and the Parties hereto will otherwise work together in good faith to minimize such deduction or withholding. To the extent that amounts are so withheld and timely remitted by the Purchaser or its Affiliates to the applicable Governmental Authority, then such amounts will be treated for all purposes of this Agreement and the Escrow Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding any provision in this Agreement to the contrary, with respect to any compensatory payment required to be made pursuant to this Agreement, such amount, net of any amounts required to be deducted or withheld from such payee under any provision of applicable Law, will be paid to such payee by the applicable Group Company through its payroll system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedule delivered to the Purchaser simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date as follows:

Section 3.1 Organization, Standing and Organizational Power.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

(b) The Company is qualified to do business in every jurisdiction in which ownership of its properties or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had and would not have a Company Material Adverse Effect.

(c) True and correct copies of the Company Organizational Documents have been made available to the Purchaser.

Section 3.2 Authority; Noncontravention.

(a) The Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of, and performance by the Company under this Agreement, and the other Transaction Documents to which it is a party, and the consummation by the Company of the Transactions, have been duly authorized by all requisite action and no other action on the part of the Company is necessary to authorize the execution and delivery of, and performance by, the Company under this Agreement, and the other Transaction Documents to which it is a party, and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by the Company or any other Transaction Document to which it is a party, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Organizational Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.3 have been obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.3 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any of its Subsidiaries, other than would not reasonably be expected to be material to the Group Companies, taken as a whole, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract (except an Investment Advisor Contract) to which any Group Company is a party or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of any Group Company, other than, in the case of clauses (ii)  and (iii), as would not have a Company Material Adverse Effect.

Section 3.3 Governmental Approvals. Except for (a) the consents, approvals and filings listed in Section 3.3 of the Company Disclosure Schedule; (b) the consents, approvals and filings that may be required solely by reason of the Purchaser’s participation in the Transactions or any facts or circumstances relating to the Purchaser or any of its Affiliates (as opposed to any other third party); (c) such filings as may be required by any applicable state securities or “blue sky” Laws and insurance regulators, as listed on Section 3.3 of the Company Disclosure Schedule; (d) filings required under, and compliance with other applicable requirements of, the HSR Act; and (e) the FINRA Approval, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement or any other Transaction Documents to which it is party by the Company and the consummation by the Company of the Transactions, other than as would not reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.4 Subsidiaries

(a) Section 3.4(a) of the Company Disclosure Schedule lists, as of the date hereof, the full legal name of each of the Company’s Subsidiaries and indicates each such legal entity’s jurisdiction of organization, the applicable holder(s) of its Equity Securities and the number of issued and outstanding Equity Securities. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and is qualified to do business in every jurisdiction in which ownership of its properties or the conduct of its business requires it to be so qualified, except in the case of such qualification to do business as would not reasonably be expected to have a Company Material Adverse Effect. All of the outstanding Equity Securities in each such Subsidiary are owned directly or indirectly by the Company free and clear of all Liens except for Permitted Liens and such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”), and other applicable domestic securities Laws. All of the outstanding Equity Securities of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive or similar rights. Except as set forth in the first sentence of this Section 3.4(a), none of the Company’s Subsidiaries have any shares of capital stock or other equity interests outstanding, and there are no agreements, options, warrants or other rights or arrangements outstanding that provide for the sale or issuance of any of the foregoing by the Company’s Subsidiaries. There are no agreements or other obligations (contingent or otherwise) that require any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any of the issued and outstanding equity interests of each such Subsidiary. There are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which any of the Company’s Subsidiaries, the Company or the Sellers has a contractual obligation with respect to the voting or transfer of any equity interests in the Company’s Subsidiaries. Except as set forth in Section 3.4(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries own any Equity Securities in any other Person.

(b) Section 3.4(b) of the Company Disclosure Schedule lists the Company and each of its Subsidiaries that is a holding company and that holds, directly or indirectly, all of the equity interests of the entity listed opposite its name (each such Subsidiary, an “Acquired Holding Company”). Each Acquired Holding Company and the Company (i) has not owned and does not own any assets or property (other than (A) the ownership of the equity interests described in Section 3.4(b) of the Company Disclosure Schedule in respect of each Acquired Holding Company and in Section 3.4(a) of the Company Disclosure Schedule in respect of the Company and (B) other assets of de minimis value typical of a holding company), (ii) is not, and has not been, the W-2 issuing employer for any employees, (iii) is not a party to, and has not been a party to, any Contracts (other than Contracts that will be terminated at or prior to the Closing with no liability to the Group Companies following the Closing, as applicable, its Governing Documents or in respect of the issuance of Company Options), (iv) does not conduct, and has not conducted, any business (other than the ownership of the equity interests described above) and (v) does not have and has not had any Liabilities (other than Liabilities typical of a holding company, intercompany Indebtedness, intercompany payables, intercompany receivables or Affiliate Transactions that will be terminated, extinguished or settled (as applicable) pursuant to Section 6.15).

Section 3.5 Capitalization.

(a) Section 3.5(a) of the Company Disclosure Schedule sets forth a true and correct list of all of the issued and outstanding membership interests of the Company, which constitute all of the Company’s outstanding membership interests and are held by the Sellers in the amounts specified therein. No such membership interest of the Company is held in certificated form. There are no outstanding options, warrants or other rights of any Person to acquire any Company Equity Interests, or securities exercisable or exchangeable for, or convertible into, Company Equity Interests.

(b) All of the Company Equity Interests are duly authorized and validly issued, fully paid and nonassessable, without being subject to preemptive rights, rights of first refusal or similar rights. Section 3.5(b) of the Company Disclosure Schedule sets forth, subject to de minimis deviations, (i) the names or an identification number of all Optionholders as of the Business Day immediately prior to the date hereof; (ii) the number of underlying Company Options held by such Optionholder as of the Business Day immediately prior to the date hereof; and (iii) the exercise price for such Company Options.

(c) There are no voting trusts, operating agreements, proxies or other agreements in effect pursuant to which the Sellers or the Company has a contractual obligation with respect to the voting or transfer of any Company Equity Interests or other equity interests in the Company.

Section 3.6 Financial Statements; Undisclosed Liabilities.

(a) Section 3.6(a) of the Company Disclosure Schedule sets forth copies of (i) the unaudited consolidated balance sheet as of December 31, 2023 and December 31, 2024 of the Company and its Subsidiaries and the related statements of operations and cash flows for each 12-month period then ended (collectively, the “Unaudited Financials”), and (ii) the audited balance sheet as of December 31, 2023 and December 31, 2024 (together with the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2024, the “2024 Balance Sheets”) of the Company Broker-Dealer and the related statements of operations and cash flows for each 12-month period then ended (collectively, the “Audited Financial Statements”, and together with the Unaudited Financials, the “Financial Statements”). The Financial Statements were derived from the books and records of the Group Companies and have been prepared in accordance with GAAP, consistently applied, and present fairly in all material respects the financial condition and results of operations of the Group Companies (taken as whole) as of the times and for the periods referred to therein, subject to the notes thereto.

(b) None of the Group Companies has any Liabilities required to be reflected on a balance sheet prepared in accordance with GAAP, except for Liabilities (i) reflected or reserved against on the 2024 Balance Sheets (including any notes thereto), (ii) incurred after December 31, 2024 in the ordinary course of business and that are not, individually or in the aggregate, material to any such Group Company, (iii) arising in connection with the Transactions, or (iv) disclosed on Section 3.6(b) of the Company Disclosure Schedule.

(c) The Group Companies have established and maintain a system of internal controls over financial reporting (such system being herein referred to as the “Financial Controls”) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures designed to (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group Companies; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Group Companies are being made only in accordance with appropriate authorizations of the Company’s management and the board of directors of the Company; (iii) provide assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies; and (iv) except as disclosed on Section 3.6(c) of the Company Disclosure Schedule, no material weaknesses or significant deficiencies in internal controls or reportable conditions exist as of December 31, 2024. To the Knowledge of the Company, since April 1, 2021, there have been no instances of Actual Fraud by any officer or employee of the Group Companies, whether or not material.

(d) Since April 1, 2021, none of the Group Companies, their respective officers nor, to the Company’s Knowledge, the Group Companies’ independent auditors have received, identified or been made aware of any complaint, allegation, deficiency, assertion or claim that any Group Company has engaged in questionable accounting or auditing practices.

Section 3.7 Absence of Certain Changes.

(a) Since December 31, 2024, (i) except in connection with the Transactions or as set forth on Section 3.7 of the Company Disclosure Schedule, the business of the Group Companies has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any Company Material Adverse Effect.

(b) Except in connection with the Transactions or as otherwise contemplated by this Agreement, from December 31, 2024 to the date hereof, none of the Group Companies has taken any action that would require the consent of the Purchaser pursuant to Section 6.1(a) (other than clause (vii) and clause (xxv)) (insofar as it relates to clause (vii)) had such action been taken from and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms.

Section 3.8 Litigation. There is no Proceeding pending or, to the Company’s Knowledge, threatened against any of the Group Companies, at law or in equity, or before or by any Governmental Authority, that (a) if determined adversely to the Group Companies, would reasonably be expected to result in monetary damages in excess of $300,000; (b) if determined adversely to the Group Companies, would reasonably be expected to be material to the Group Companies, taken as a whole; (c) is a criminal Proceeding or a Proceeding that seeks equitable or injunctive relief as the primary component thereof; or (d) would reasonably be expected to have the effect of preventing, delaying or making illegal or otherwise directly interfering with, any of the Transactions. None of the Group Companies is subject to any Order that remains in effect, the violation of which has had or would reasonably be expected to be material to the Group Companies, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions.

Section 3.9 Regulatory Agreements. Neither the Company nor any of its Subsidiaries is currently (i) subject to any outstanding Order or a party to any public integrity agreement, written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of any Governmental Authority that by its terms restricts in any material respect the conduct of its operations or that in any manner relates to, as applicable, its capital adequacy, or, except as would not reasonably be expected to be material to the Company or any Company SEC Regulated Entity, as the case may be, its management or its operations or any alleged non-compliance with applicable Law (each, a “Regulatory Agreement”); or (ii) subject to any reporting obligations pursuant to any Regulatory Agreement.

Section 3.10 Compliance With Laws; Permits; Financial Regulatory Matters.

(a) Each Group Company is, and since April 1, 2021 has been, in compliance in all material respects with all Laws applicable to such Group Company. The Group Companies hold, and are in material compliance with, all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”).

(b) Each material Company Permit has been duly obtained and is valid and in full force and effect and is not the subject of any pending or, to the Knowledge of the Company, threatened Proceeding to revoke, cancel, suspend, modify or declare such Company Permit invalid in any respect.

(c) The Company Broker-Dealer is the only member of the Group Companies that is required to be registered as a broker-dealer under the 1934 Act as of the date hereof. The Company Broker-Dealer is registered as a broker-dealer with the SEC under the 1934 Act, is a member in good standing of FINRA, the Securities Investor Protection Corporation and any self-regulatory organization with which the conduct of its business requires membership or association and is duly registered, licensed or qualified where it is required to be so registered, licensed or qualified under applicable state or foreign laws, except where the failure to be registered, licensed or qualified under applicable state or foreign laws would not have a Company Material Adverse Effect.

(d) The Company RIAs are the only Group Companies that are required to be registered as investment advisers with the SEC under the Advisers Act. The Company RIAs, where required by Law, are duly registered as investment advisers under the Advisers Act and are qualified and licensed as investment advisers in each state and other jurisdiction (including foreign jurisdictions) wherein the Company RIAs are required to be so qualified or licensed, except where the failure to be so registered, qualified, or licensed would not reasonably be expected to be material to the Group Companies, taken as a whole.

(e) Since April 1, 2021, except as would not reasonably be expected to be material to the Group Companies, taken as a whole, the officers, directors, and, to the Knowledge of the Company, employees, independent contractors and Associated Persons of the Company SEC Regulated Entities: (A) who are required to be registered, licensed, or qualified under applicable Law are registered, licensed, or qualified as such and such registrations, licenses, or qualifications are and were, at all times when required to be, in full force and effect, or are or were in the process of being registered, licensed, or qualified as such within the periods required by any Governmental Authority, as applicable; and (B) are not subject to any material liability or disability by reason of the failure to be so registered, licensed, or qualified.

(f) Since April 1, 2021, except as disclosed on Form BD, Form ADV, or Form U4, a true copy of each Form BD, Form ADV, and Form U4 of the persons reported on Schedule A of Form BD which has been provided to Purchaser (to the extent not already publicly available), as applicable, none of the Company SEC Regulated Entities or, to the Knowledge of the Company, its respective Associated Persons: (a) have been convicted of any crime or subject to any disqualification that would be the basis for denial, suspension, revocation, or limitation on the registration of the Company RIA as an investment adviser or the Company Broker-Dealer as a broker-dealer or (b) are or have been subject to an Order, disqualifications, penalties, ineligibilities or restrictions or are the subject of any examination, subpoena, audit, inquiry, or Proceeding (whether commenced, pending or threatened) by any Governmental Authority, in each case that would reasonably be expected to result in material limitations on the activities (including in connection with the purchase or sale of any security), functions or operations of, or suspension or revocation of the registration of, any Company SEC Regulated Entity, or that otherwise would result in a Company Material Adverse Effect. Without limiting in any way the foregoing and, for the avoidance of doubt, (i) neither the Company Broker-Dealer nor any of its Associated Persons is, (x) ineligible or disqualified pursuant to Section 15(b) of the 1934 Act to serve as a broker-dealer or as a “person associated with a broker or dealer,” or (y) subject to any “statutory disqualification” (as such term is defined in the 1934 Act at 15 U.S.C. § 78c(a)(39)) for which an appropriate waiver or relief has not been obtained, and (ii) no Company RIA or any Associated Person is (x) ineligible pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or as an “associated person” of a registered investment adviser, (y) disqualified pursuant to Rule 206(4)-1 under the Advisers Act, unless such Company RIA or Associated Person has received effective exemptive relief from the SEC with respect to such ineligibility or disqualification.

(g) No Company SEC Regulated Entity or, to the Knowledge of the Company, any of its directors, executive officers or any other officer thereof participating in an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act is ineligible pursuant to Rule 506(d) of Regulation D under the Securities Act to serve as an investment manager, solicitor, promoter or in any other capacity with respect to an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act, nor, to the Knowledge of the Company, is there any investigation pending or threatened by any Governmental Authority that would result in the ineligibility of the Company RIA or any director, executive officer or any other officer thereof participating in an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act to serve as an investment manager, solicitor, promoter or in any other capacity with respect to an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act.

(h) Since April 1, 2021, (i) each Company SEC Regulated Entity has not settled any claim or Proceeding of the SEC, FINRA, or any other Governmental Authority, in connection with any applicable Law governing its operation; and (ii) except for routine examinations conducted by any Governmental Authority or as otherwise would not be material to the Company SEC Regulated Entity or the business conducted by such Company SEC Regulated Entity, it is not subject to, and has not received any written notice of, an examination, inspection or inquiry by a Governmental Authority, and, to the Knowledge of the Company, no examination or inspection has been started or completed for which no examination report is available, including with respect to the use, maintenance and preservation of electronic communications by a Group Company or by one or more Advisors. Since April 1, 2021, no Company SEC Regulated Entity has received any written complaint, demand letter, or notice of claim from any Client alleging a breach of fiduciary duty, breach of contract, unjust enrichment, or other similar claim that would be material to the Group Companies, taken as a whole.

(i) The Sellers have made available to Purchaser copies of the Uniform Application for Broker-Dealer Registration on Form BD for the Company Broker-Dealer, as filed with the SEC. Since April 1, 2021, for each SEC Regulated Entity, all material forms, reports, schedules and other documents, together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Authority (collectively, the “Regulatory Documents”) under applicable Laws, have been timely filed, and all material fees and assessments due and payable in connection therewith have been timely paid. As of their respective dates, all such Regulatory Documents filed by each SEC Regulated Entity complied in all material respects with applicable Law and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j) The Sellers have made available to Purchaser a schedule of all customer and Client complaints reportable to FINRA pursuant to FINRA Rule 4530, which have been made from April 1, 2021 against the Company Broker-Dealer or any of its officers, directors, employees, or other persons “associated” with Commonwealth Equity Services (as such term is defined in the 1934 Act at 15 U.S.C. § 78c(a)(18)).

(k) Since April 1, 2021, the Company Broker-Dealer has maintained at all times required by applicable Laws, and as of the Closing Date will maintain, regulatory capital (i) in excess of the applicable “early warning” notification thresholds set forth in 17 C.F.R. § 240.17a-11(b); and (ii) in compliance with the minimum net capital requirements under the 1934 Act and the applicable rules of FINRA. Section 3.10(k) of the Company Disclosure Schedule sets forth true and complete information regarding the regulatory capital held by the Company Broker-Dealer as of December 31, 2024. Since April 1, 2021, the Company Broker-Dealer has not been required to file a notice under Rule 17a-11 under the 1934 Act, nor has the Company Broker-Dealer received any notice, inquiry, or request from any Governmental Authority regarding its regulatory capital or net capital position, except for those notices, inquiries, or requests made in routine examinations conducted by any Governmental Authority.

(l) Since April 1, 2021, the Company Broker-Dealer has conducted its broker-dealer activities in compliance in all material respects with all applicable requirements of the 1934 Act, the rules and regulations of the SEC, FINRA and any applicable state or foreign securities regulatory authority or self-regulatory organization, as applicable. The Company Broker-Dealer has established, in compliance in all material respects with requirements of applicable Law, and maintained in effect at all times required by applicable Law, written policies and procedures reasonably designed to achieve compliance with the 1934 Act, the SEC rules thereunder, and the rules of each applicable self-regulatory organization (“BD Compliance Policies”), including those required by (i) applicable FINRA rules, including FINRA Rule 3110, 3120 and 3130; (ii) Anti-Money Laundering Laws, including a written customer identification program in compliance therewith; (iii) Privacy Laws and Requirements, including policies and procedures with respect to the protection of non-public personal information about customers, Clients and other third parties; and (iv) identity theft Laws, and approved such principals, managers and other supervisors as are required under the aforementioned Laws, rules and regulations. All such BD Compliance Policies comply in all material respects with applicable Laws. There has been no material non-compliance with such BD Compliance Policies other than those that have been satisfactorily remedied or those included in any report to management under FINRA Rule 3120 or 3130.

(m) Each Company RIA has designated and approved a chief compliance officer in accordance with Rule 206(4)-7 under the Advisers Act or other applicable Law. Since April 1, 2021, each Company RIA has established in material compliance with requirements of applicable Law, and maintained in effect in all material respects at all times required by applicable Law written policies and procedures as required under Rules 204A-1 and 206(4)-7 under the Advisers Act. True and complete copies of the aforementioned written compliance policies and procedures have been provided to the Purchaser and are in compliance in all material respects with the Advisers Act and other applicable Law. Except as set forth in each Company RIA’s required annual reviews (including those required under Rule 206(4)-7(b) under the Advisers Act, which have been made available to the Purchaser), all persons subject to such written compliance policies and procedures, to the Knowledge of the Company, are and at all times since April 1, 2021 have been, in compliance in all material respects with such written compliance policies and procedures.

(n) Since April 1, 2021, all advertisements (as defined under the Advisers Act) or any communications subject to FINRA Rule 2210, including any marketing materials, performance history or track record (each, an “advertisement”) currently being, or having been, disseminated, provided, presented or made available by the Company or any of the Company SEC Regulated Entities to any Client or prospective client or customer, have complied in all material respects with the Advisers Act and any applicable and publicly available guidance of the SEC or its staff, and any applicable FINRA rules and guidance. Since April 1, 2021, all performance information contained in any such advertisement has been prepared in material compliance with applicable Laws, and the books and records of the Company and/or the Company SEC Regulated Entities include all records and other information required by applicable Law to support the use of such performance information or any other performance history or record in accordance with all applicable Laws.

(o) Since April 1, 2021, each Company SEC Regulated Entity and, to the Knowledge of the Company, its respective Advisors have marketed, solicited, sold and issued investment products, securities and insurance products in compliance in all material respects with all applicable Law including, but not limited to, those Laws governing sales processes and practices, “pay-to-play” rules (e.g., Rule 206(4)-5 under the Advisers Act and FINRA Rule 2030), and state or local lobbying or procurement requirements.

(p) Since April 1, 2021 and except as would not reasonably be expected to be material to the Group Companies, taken as a whole, no Company RIA nor, to the Knowledge of the Company, any of its Advisors has engaged in any marketing, sales, solicitation, or capital raising activities in violation of applicable Laws including, but not limited to, those Laws prohibiting engaging in unlicensed broker-dealer activities absent a valid exemption.

(q) The Company RIAs do not have any Client that is registered as an investment company under the Investment Company Act of 1940.

(r) No Company RIA is required by applicable Law to be registered with the Commodity Futures Trading Commission or the National Futures Association as a futures commission merchant, a commodity trading advisor or a commodity pool operator, nor is any Company RIA required by applicable Law to claim any exemption from registration as a futures commission merchant, a commodity trading advisor or a commodity pool operator, other than any such exemption that has been obtained and is in force and effect.

(s) Since April 1, 2021, each Company RIA has timely filed its Form ADV (including, when applicable Form CRS) and each Form ADV or amendment to Form ADV (and each applicable Form CRS) of each Company RIA, as of the date of filing with the SEC (and with respect to Form ADV Part 2B, Form CRS or its equivalent, its date) did not, as of such respective date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The regulatory assets under management as reported on the Company RIAs’ most recently filed Forms ADV are and have been valued in accordance with the respective Company RIA’s valuation procedures, all applicable Law and any applicable provision of any Investment Advisor Contract. Each Form ADV or amendment to Form ADV, and as applicable, each Form CRS of each Company RIA is in compliance with the applicable requirements of the Advisers Act in all material respects. Each Company RIA has delivered or made available to each Client of such Company RIA, to whom such delivery or offer is required by applicable Law, Part 2 and Part 3 of the applicable Form ADV. Any material deficiencies or omissions cited in writing, during a regulatory inspection, inquiry, or examination, by any Governmental Authority (including the SEC) with respect to Form ADV have been materially addressed and remediated by the relevant Company RIA.

(t) Since April 1, 2021, each Client Account of a Company RIA that is managed pursuant to an Investment Advisor Contract is being managed, and has at all times been managed, by the applicable Company RIA in compliance in all material respects with (i) applicable Law; (ii) any applicable Order of any Governmental Authority; (iii) the Client’s Investment Advisor Contract; and (iv) the Client’s investment objectives, policies and restrictions.

(u) Since April 1, 2021, no Company RIA has engaged in any purchase, sale, lending or borrowing transactions with a Client in violation of Section 206(3) of the Advisers Act.

(v) The Sellers have made available to the Purchaser a true and correct copy of each material no-action letter, exemptive order or similar regulatory relief issued by any Governmental Authority (including the SEC) to any of the Company SEC Regulated Entities that remains applicable to such Company SEC Regulated Entity’s business as conducted on the date of this Agreement. The Company and the Company SEC Regulated Entities, as applicable, are in compliance in all material respects with any such material no-action letters, exemptive orders or similar regulatory relief.

(w) None of the Company SEC Regulated Entities acts as an investment adviser or broker to any non-U.S. Person or any Client or customer outside the United States in a manner or to an extent that requires registration in any such jurisdiction, as reasonably determined by such Company SEC Regulated Entity after reasonable due inquiry. Upon request, the Sellers will make available to Purchaser a list of all accounts held by any Client or customer residing in a non-U.S. jurisdiction, detailing the assets under management, the type of account and nature of services provided by a Company SEC Regulated Entity, the current country of residency of each such Client or customer, and any other information reasonably requested by Purchaser.

Section 3.11 Tax Matters.

(a) (i) Each of the Group Companies has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income Tax Returns and all other material Tax Returns required to be filed by it, and each such Tax Return is true, correct and complete in all material respects; (ii) all income Taxes and other material amounts of Taxes of the Group Companies (whether or not reflected on such Tax Returns) have been timely paid (taking into account any valid extension of time within which to file); (iii) no deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Group Company that has not been fully paid or adequately reserved for in accordance with GAAP; (iv) none of the Group Companies have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than those obtained in connection with extensions of time to file Tax Returns); and (v) all material amounts of Taxes required to be withheld by the Group Companies in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party have been timely withheld, and, to the extent required, such withheld Taxes have been timely paid to the appropriate Governmental Authority.

(b) No federal, state, local or foreign audits or other administrative or court Proceedings are pending or being conducted, nor has any Group Company received any written (i) notice from any Governmental Authority that any such audit or other administrative or court Proceeding is pending, threatened or contemplated, (ii) request for information related to Tax matters or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Authority against any Group Company, with respect to any Taxes due from or with respect to any Group Company or any Tax Return filed by or with respect to any Group Company.

(c) No Group Company has or will have additional liability for Taxes with respect to any Tax Return which was required by applicable Laws to be filed on or before the Closing Date, other than those reflected as liabilities in line items on the 2024 Balance Sheets. The amounts reflected as liabilities in line items on the 2024 Balance Sheets for all Taxes are adequate to cover all unpaid liabilities for all Taxes, whether or not disputed, that have accrued with respect to, or are applicable to, the period ended on and including December 31, 2024. Since December 31, 2024, no Group Company has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP.

(d) Since November 1, 2016, no written claim has been made by a Governmental Authority in a jurisdiction in which any Group Company does not file any Tax Returns with respect to a particular type of Tax that any Group Company is or may be subject to a material Tax liability or required to file any Tax Return with respect to such type of Tax in that jurisdiction. None of the Group Companies has or has had any (i) place of management, (ii) branch, (iii) office, (iv) place of business, (v) operations or employees, (vi) agent with binding authority or (vii) any other activities, in each case that gives rise to a permanent establishment or taxable presence in any country other than the jurisdiction in which such Group Company is incorporated, continued or organized.

(e) No Group Company (i) is a party to or bound by any Tax allocation, Tax sharing or similar agreement (excluding, in each case, any commercial agreement entered into in the ordinary course of business and any commercial agreement which is not primarily related to Taxes), or has any liability pursuant to any Tax allocation, Tax sharing or similar agreement, (ii) has been a member of any affiliated, combined, consolidated, unitary or other group filing a consolidated federal income Tax Return or similar group for state, local, or non-U.S. income Tax purposes other than any such group with respect to which any Group Company is the common parent, or (iii) has any liability for the Taxes of any Person (other than the Group Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor.

(f) There are no Liens for Taxes on any assets of the Group Companies other than Liens described in clause (i) of the definition of Permitted Liens.

(g) None of the Group Companies have engaged in any “listed transaction” within the meaning of Treasury Regulation Sections 1.6011-4(b)(2). No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) that relate to a taxable period ending on or before the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing, (iv) installment sale made on or prior to the Closing, or (v) prepaid amount received outside the ordinary course of business on or prior to the Closing.

(h) Since January 1, 2021, none of the Group Companies have distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(i) Section 3.11(i) of the Company Disclosure Schedule sets forth the federal income Tax classification of each of the Group Companies, as determined under Treasury Regulation Section 301.7701-3. Each Group Company has been classified as identified on Section 3.11(i) of the Company Disclosure Schedule at all times during the 60-month period ending on the Closing Date.

(j) No Group Company: (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes; (ii) owns a single member limited liability company which is treated as a disregarded entity; (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law); or (iv) is a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

Section 3.12 Employee Benefits Matters.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a list of all material Company Plans; provided, however, that, to the extent there exist forms of agreements or arrangements that would constitute Company Plans, the Group Companies will be required to list only the forms of such agreements or arrangements and any individual agreements or arrangements that materially deviate from such forms. With respect to each such Company Plan, the Company has made available to the Purchaser copies of, as applicable, (i) the current plan and trust document, (ii) the three (3) most recent annual report on Form 5500 required to be filed, (iii) the most recent summary plan description (iv) the most recent determination, advisory, or opinion letter received from the IRS, (v) actuarial valuations and reports related to any Company Plans with respect to the three (3) most recently completed plan year, and (vi) all non-routine material correspondence over the last three (3) years with a Governmental Authority regarding the operation or administration of any Company Plan.

(b) Each Company Plan has been established, administered, and maintained in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code, and all applicable Laws in all material respects. Each Company Plan that is intended to be tax qualified under section 401(a) of the Code is the subject of a favorable determination letter from the IRS or was established on a pre-approved form of plan document that is the subject of a favorable advisory or opinion letter from the IRS that such form of plan document is so qualified. Nothing has occurred since the date of such determination letter that could reasonably be expected to adversely affect the qualified status of such Company Plans. No material claims, disputes, litigation, governmental administrative proceeding, audit, investigation or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

(c) Except as set forth on Section 3.12(c) of the Company Disclosure Schedule, each Company Plan that is subject to Section 409A of the Code has been administered in compliance in all material respects with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. No Group Company has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(d) Neither the Group Companies nor any ERISA Affiliate maintain, sponsor, contribute to or have any liability under or with respect to (i) any multiemployer plan (as defined in Section 3(37) of ERISA), (ii) any plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), or (iv) any multiple employer plan (within the meaning of Section 413(c) of the Code). Other than as required under Sections 601 to 608 of ERISA or other applicable Law or set forth on Section 3.12(d) of the Company Disclosure Schedule, no Company Plan provides post-termination or retiree health benefits to any individual for any reason, and the Group Companies do not have any liability to provide, nor is obligated to provide post-termination or retiree health benefits to any individual.

(e) Except as contemplated by this Agreement or set forth on Section 3.12(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events) (i) will entitle any current or former director, officer or employee of the Company to severance or termination pay or any other payment under any Company Plan, (ii) will accelerate the time of payment, funding, or vesting or materially increase the amount of compensation or benefits due to any such director, officer or employee under any Company Plan, (iii) will limit or restrict the right of any Group Company to merge, amend, or terminate any Company Plan; (iv) would result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code; or (v) would require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

Section 3.13 Environmental Matters. Except for those matters that would not have a Company Material Adverse Effect, (i) each of the Group Companies is, and since April 1, 2021 has been, in compliance with all applicable Environmental Laws, (ii) each of the Group Companies holds and is in compliance with all Company Permits required under Environmental Laws for the operation of their respective businesses, and (iii) except for matters that have been resolved, none of the Group Companies has received written notice of or is subject to any pending or threatened Proceeding alleging a violation of or liability under any Environmental Law, and (iv) there has been no release of Hazardous Materials by any Group Company or, to the Knowledge of the Company, at or from any Leased Real Property, which such release was in violation of Environmental Laws.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of the following Company-Owned IP: (i) issued Patents and Patent applications, (ii) registered Trademarks and applications for registration of Trademarks, (iii) registered Copyrights and applications for registration of Copyrights, (iv) Domain Names (the items listed or required to be listed in (i) through (iv) collectively, the “Listed Intellectual Property”), and (v) material Owned Software. With respect to all material Listed Intellectual Property, such Listed Intellectual Property is subsisting and valid and, to the extent registered or issued, enforceable. The Group Companies have taken all reasonable actions to maintain each item of Listed Intellectual Property, including the timely payment of all registration, renewal and other maintenance fees where applicable, except as would not be reasonably expected to be material to the Group Companies, taken as a whole. No Listed Intellectual Property is the subject of any Proceeding before any Governmental Authority or registration or other authority in any jurisdiction, nor the subject of any pending or outstanding directive, Order, or settlement that materially adversely restricts the use, transfer, registration or licensing of any such Listed Intellectual Property, or otherwise materially adversely affects the validity, scope, use, registrability, or enforceability of any Listed Intellectual Property, in each case, other than any office action or other form of preliminary or final refusal of registration in the ordinary course of obtaining a registration for such Listed Intellectual Property.

(b) All Company-Owned IP is solely and exclusively owned by a Group Company free and clear of all Liens, except for Permitted Liens, and each Group Company has valid, and enforceable rights to use all other Intellectual Property necessary for, or used or held for use in connection with, the operation of the business of such Group Company (such other Intellectual Property, together with the Company-Owned IP, the “Company

Intellectual Property”). The Company Intellectual Property constitutes all the Intellectual Property necessary, and is sufficient, for the conduct and operation of the Group Companies’ respective businesses as currently conducted. Subject to Section 6.16, immediately after the Closing, the Group Companies will continue to exclusively own all right, title and interest in and to, or have a valid and enforceable license to use, the Company Intellectual Property, in each case, to the same extent as immediately prior to the Closing.

(c) Except as would not be reasonably expected to be material to the Group Companies as a whole, neither the Company-Owned IP nor the conduct, products or services of the Group Companies’ respective businesses (i) as currently conducted infringes, misappropriates or otherwise violates, or (ii) since April 1, 2021, has infringed, misappropriated or otherwise violated any Person’s Intellectual Property. To the Knowledge of the Company, there are no infringements, misappropriations or other violations by any Person of, or in regard to, any Company-Owned IP. There is no and, since April 1, 2021, has not been any written notice or any Proceeding of any kind (including unsolicited offers to license Intellectual Property, “cease and desist” letters or similar correspondence) pending or, to the Company’s Knowledge, threatened against any Group Company: (A) alleging any actual, alleged or suspected infringement, misappropriation or violation of any other Person’s Intellectual Property, in any material respect; or (B) challenging or contesting any Group Company’s ownership or use of, or the validity or enforceability of, any Company-Owned IP, in any material respect.

(d) The Group Companies have taken commercially reasonable measures, consistent with industry standards, to protect the confidentiality of all Trade Secrets included in the Company-Owned IP or with respect to which any Group Company is bound by an obligation of confidentiality. Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, to the Company’s Knowledge, the Group Companies are the sole and exclusive owners of all material Intellectual Property created by current or former employees, officers, contractors or consultants in their capacity as such for or on behalf of any Group Company, as applicable. Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, to the Company’s Knowledge, each present or former employee, officer, contractor or consultant of any Group Company has executed a valid and enforceable written agreement assigning to the Group Companies all right, title and interest in and to all material Intellectual Property developed for or on behalf of any Group Company or all right, title and interest in and to such Intellectual Property has otherwise vested in the Group Company by operation of Law, and, to the Company’s Knowledge, no present or former employee, officer, contractor or consultant of any Group Company, is or was, as the case may be, in violation of such agreements. Since April 1, 2021, to the Knowledge of the Company, there has not been any written notice or any Proceeding of any kind pending or threatened against any Group Company alleging that any Person owns or has any other right, title or interest in or to any such Intellectual Property, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in such notice or Proceeding, except as would not be reasonably expected to be material to the Group Companies as a whole.

(e) The Group Companies are in material compliance with all Contracts relating to Open Source Software, including applicable notice and attribution requirements. Except as would not be reasonably expected to be material to the Group Companies as a whole, no Group Company has: (i) incorporated or embedded any Open Source Software, or combined any Open Source Software with, any Owned Software; (ii) distributed Open Source Software in conjunction with any Owned Software; or (iii) used Open Source Software in a manner that creates, or purports to create, obligations for any Group Company to (A) disclose, distribute, license or otherwise make available any Owned Software in source code form, (B) license or otherwise make available any Owned Software on a royalty-free basis or otherwise limit the Company’s or its Subsidiaries’ freedom to seek compensation in connection with any Company-Owned IP, (C) allow any other Person to relicense, decompile, disassemble, or reverse engineer any Company-Owned IP, (D) grant to any other Person rights or immunities under any Company-Owned IP, or (E) otherwise impose any limitation, restriction, waiver of rights, or condition on the right or ability of any Group Company to use or distribute any Company-Owned IP, other than notice and attribution requirements.

(f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, no Group Company has disclosed, delivered, licensed, or made available, and is not under any obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or make available, or permit disclosure or delivery to any escrow agent or any other Person any Owned Software in source code form. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of the source code for any Owned Software to any other Person.

(g) The Group Companies solely and exclusively own all right, title and interest in and to, or otherwise have valid, unexpired, and enforceable rights to use, all the Company Data Systems, free and clear of all Liens, other than the Permitted Liens. Subject to Section 6.16, immediately after the Closing, the Group Companies will exclusively own all right, title and interest in and to, or have a valid and enforceable license to use, the Company Data Systems.

(h) The Group Companies take and have, taken commercially reasonable steps, consistent with industry practice, to assure that all Software and data residing on the Company Data Systems is free of viruses and other disruptive technological means. To the Knowledge of the Company, none of the Company Data Systems nor the Owned Software, contain any computer code or other mechanism of any kind designed to disrupt, disable, harm or otherwise impede in any manner the operation of any Software or hardware or other business processes or to misuse, gain unauthorized access to or misappropriate any confidential information or Personal Information, or to damage or destroy any data or file without the user’s consent, including viruses, worms, bombs, backdoors, clocks, timers or other disabling device codes, designs or routines, as would not be reasonably expected to be material to the Group Companies as a whole. Since April 1, 2021, there have not been any material failures, breakdowns, or other substandard performance of any Company Data Systems that have caused any material disruption or interruption in any of such Company Data Systems and that have not been remedied. Since April 1, 2021, to the Knowledge of the Company, no Person has gained unauthorized access to, or has otherwise used or modified, the Company Data Systems, or any confidential information or other data residing thereon, without authorization in any material respect.

(i) To the Knowledge of the Company, none of the Owned Software includes Generative AI Technology. Except as set forth in Section 3.14(i) of the Company Disclosure Schedule, to the Knowledge of the Company, the business of the Group Companies as currently conducted does not use any Generative AI Technology to generate any AI Output (i) that is used to provide financial advice to customers of the Group Companies, including through the use of chatbots, without human review; (ii) that is used for recruitment activities; (iii) that is used to make automated decisions affecting individuals, without human review; or (iv) that is not in compliance with Privacy Law and Requirements; in each case (i), (ii), (iii) and (iv), except as would not be reasonably expected to be material to the Group Companies as a whole.

Section 3.15 Privacy and Security Matters.

(a) The Group Companies and their offerings, and to the Knowledge of the Company, all third parties that have Processed any Company Data are and have, since April 1, 2021, been in material compliance with all applicable Privacy Laws and Requirements. To the Knowledge of the Company, the Group Companies’ offerings, including development thereof, and their use for intended purposes do not violate, have not violated, and when practiced, performed or used in a substantially similar manner (as the Group Companies prior to the date hereof) by the Purchaser would not, as of the date hereof, violate, in any material respect, any Privacy Laws and Requirements.

(b) Except as would not be reasonably expected to be material to the Group Companies as a whole, the Group Companies have not received any written complaint, demand letter, or notice of claim from any Person relating to any actual or alleged violation of any Privacy Laws and Requirements. Except as would not be reasonably expected to be material to the Group Companies as a whole, no Person (including any Governmental Authority) has made any written claim or commenced any action against the Group Companies with respect to loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of the Group Companies.

(c) The Group Companies and, to the Knowledge of the Company, their customers and service providers (in the case of such customers and service providers, relating to the Company Data) have, and at all applicable times since April 1, 2021, have had, all material rights, consents, and authorizations to Process Company Data as Processed by or for the Group Companies. There are no material unsatisfied written requests from any Person to the Group Companies seeking to exercise rights under any Privacy Laws and Requirements.

(d) Except as would not be reasonably expected to be material to the Group Companies as a whole, Group Companies perform and have, since April 1, 2021, performed reasonable and appropriate diligence into the privacy, data protection, and security practice of all service providers to the Group Companies who Process Company Data and have bound such service providers to contractual obligations to materially comply with applicable requirements under Privacy Laws and Requirements.

(e) There is no and has, since April 1, 2021, been no action against the Group Companies or, to the Knowledge of the Company any service provider or customer to the Group Companies: (i) relating to the Processing of Company Data, privacy, data protection, security or the confidentiality, availability, or integrity of any Company Data Systems, or Company Data; or (ii) alleging any violation of any Privacy Laws and Requirements by or on behalf of the Group Companies.

(f) The Group Companies have implemented and maintain in place commercially reasonable administrative, technical and physical safeguards designed to protect the confidentiality, availability, security, and integrity of all Data Systems and all Personal Information, in each case, held by the Group Companies from loss, damage, or unauthorized access, use, modification, misuse or Data Security Incidents, except as would not reasonably be expected to be material to the Group Companies as a whole. Except as would not be reasonably expected to be material to the Group Companies as a whole, there has been no loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of the Group Companies. The Group Companies have remediated all material privacy, data protection or security risks, threats, issues and vulnerabilities identified by the Group Companies. Since April 1, 2021, there have been no Data Security Incidents materially affecting the Group Companies. The Group Companies have not been required under any Privacy Laws and Requirements to provide notice to any Governmental Authority or other Person of any material Data Security Incident.

(g) The execution, delivery and performance of this Agreement and the consummation of the Transactions, including any disclosure and transfer of Company Data to the Purchaser in connection therewith, will (i) not require, to the Knowledge of the Company, any notice to, or consent from, any Person, (ii) not result in any material conflict with respect to any Privacy Laws and Requirements that, immediately following the Closing, would prohibit the Group Companies from Processing Company Data, in substantially the same manner as Processed by or for the Group Companies immediately prior to the Closing and (iii) comply (including, any disclosure to and, to the Knowledge of the Company, use by the Purchaser of Personal Information in connection with the Transactions) with all applicable Privacy Laws and Requirements in all material respects.

Section 3.16 Property.

(a) The Group Companies do not own, nor have they ever owned, any real property.

(b) The real property demised by the leases set forth in Section 3.16(b) of the Company Disclosure Schedule (the “Leased Real Property”) constitutes all of the real property leased, subleased, licensed, used or otherwise occupied by the Group Companies. The Leased Real Property leases are in full force and effect, and each Group Company holds a valid, existing and enforceable leasehold, subleasehold or license, as applicable, interest under each such lease, sublease or license, subject to proper authorization and execution of such lease, sublease or license by the other party and the Bankruptcy and Equity Exception. The Sellers have delivered or made available to the Purchaser accurate and complete copies of each of the leases, subleases, licenses and occupancy agreements (and all amendments thereto) described in Section 3.16(b) of the Company Disclosure

Schedule (collectively, the “Leases”), and none of such Leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to the Purchaser. No Group Company, nor to the Company’s Knowledge, any other party, is in default in any material respect under any of the Leases and no condition exists which, upon the passage of time or the giving of notice or both, would cause a material default under any of the Leases by a Group Company, or to the Company’s Knowledge, any other party. Except as disclosed in Section 3.16(b) of the Company Disclosure Schedule, none of the Group Companies has entered into any subleases, licenses, concessions, or other agreements granting any third party any right to use or occupy any portion of the Leased Real Property. No third party has any assignment, or other Lien, option, right of first refusal, or other contractual right to acquire any interest in the Leased Real Property or any portion thereof.

(c) A Group Company owns good title to, or holds pursuant to valid and enforceable leases, all of the personal property, fixtures and equipment shown to be owned or leased by it on the 2024 Balance Sheets, free and clear of all Liens, except for Permitted Liens, except for assets disposed of by a Group Company in the ordinary course of business consistent with past practices since December 31, 2024. All such personal property, fixtures and equipment (i) are in such condition as is sufficient to operate the business conducted by the Group Companies and are suitable for the purposes for which they are being used and (ii) substantially conform with all applicable Law and constitute all of the personal property necessary to operate the business currently conducted by the Group Companies.

Section 3.17 Contracts.

(a) Except as set forth on Section 3.17 of the Company Disclosure Schedule and except for Company Plans, as of the date hereof, no Group Company is party to any Contract of the type described below (a “Material Contract”):

(i) any Contract relating to Indebtedness, including the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of the assets of the Group Companies (except for arrangements solely between the Group Companies);

(ii) guaranty of any obligation for Indebtedness or other material guaranty, including any guaranty of the obligations of any third party;

(iii) lease, sublease or agreement under which it is lessee, sublessee of, or holds or operates any (A) real property or (B) personal property owned by any other party for which the annual rental exceeds $250,000;

(iv) any Contract requiring capital expenditures after the date hereof in excess of $500,000 (other than any capital expenditures contemplated by the Company’s capital expenditure budget as in existence on the date hereof and provided to the Purchaser);

(v) any Contract relating to any business acquisition or disposition (in either case by merger, consolidation, acquisition of stock or assets or otherwise) by a Group Company entered into since April 1, 2021, with respect to which any Group Company has ongoing monetary or material non-monetary obligations, ongoing rights to indemnification, unresolved claims for indemnification or amounts held in escrow;

(vi) any Advisor360 Contract pursuant to which any Group Company is a party;

(vii) any Contract providing for the pending or future acquisition or disposition of any Equity Securities of any Person, including of any independent registered investment advisor;

(viii) any Contract under which any Group Company is granted the right to use the Intellectual Property of any other Person that is material to such Group Company, other than licenses for (A) Off-the-Shelf Software and (B) Open Source Software;

(ix) Contract under which any Group Company is a licensor or has otherwise granted any material rights, title or interest to or in any Company-Owned IP to any other Person (other than non-exclusive licenses granted to customers, service providers, or Advisors of such Group Company in the ordinary course of business);

(x) any Contract that (A) limits or purports to limit the ability of the Group Companies to compete in any line of business or with any Person or in any geographic area, (B) pursuant to which any of the Group Companies granted to any Person exclusivity with respect to any geographic territory or any product or service, (C) limiting or restricting the Group Companies in the development, marketing, sale or distribution of any products or services or (D) limiting or restricting the ability of the Group Companies to solicit for hire or hire any Person as an employee, independent contractor or Advisor, or to solicit any Client or customer or potential client or customer;

(xi) any Contract providing for the compromise or settlement of any Proceeding with respect to which any Group Company has ongoing monetary or material non-monetary obligations, other than customary confidentiality restrictions or unpaid settlements or reimbursements with Clients that are payable within thirty (30) days of the date hereof;

(xii) any partnership, joint venture, limited liability company agreement or similar Contract or arrangement;

(xiii) any Contract to which a Governmental Authority is a party, except for Contracts with Clients, FINRA membership agreements, and settlements or similar agreements addressed in clause (xi);

(xiv) any Contract (other than an Investment Advisor Contract) pursuant to which any of the Group Companies agreed to provide “most favored nation” or “most favored customer” pricing or terms to any Person;

(xv) any Contract (other than an Investment Advisor Contract) relating to the provision of clearing or custody services or similar arrangements to any Group Company;

(xvi) any Contract requiring the payment to any Person of a brokerage, sub-brokerage or sale commission or finder’s or referral fee (other than arrangements to pay commissions or fees to employees of any of the Group Companies or Advisors in the ordinary course of business);

(xvii) any form of networking Contracts or similar agreements or arrangements with a financial institution, including any such Contracts with credit unions;

(xviii) any Contract providing for the obligation to extend funds to or make an investment in any Person other than forgivable loans made to Advisors in the ordinary course of business for recruiting and retention purposes;

(xix) any standard form registered representative Contracts related to the registration of, or affiliation with, Advisors and any such Contract that materially deviates from such form;

(xx) any form of Contract pursuant to which any of the Group Companies has agreed to pay commissions or other “regulated” compensation to a non-regulated or non-licensed individual;

(xxi) any Contract that involves payments to or from any Group Company in an amount in excess of $500,000 during the most recent ended fiscal year of the Group Companies, except for Contracts that are terminable on less than sixty (60) days’ notice without penalty;

(xxii) any employment agreements or other similar Contracts (but excluding offer letters terminable on thirty (30) days’ notice or less and with no change in control, phantom equity or similar obligations) with employees whose current annual base compensation or partnership distribution is in excess of $300,000 or Contracts with independent contractors who are individuals and whose current annualized base consulting fee or base compensation is in excess of $300,000, provided, that, where applicable, Section 3.17(a)(xxii) of the Company Disclosure Schedule may list forms of agreements and the number and names of Persons engaged thereunder, to the extent that substantially similar forms are used;

(xxiii) any Contract providing for the employment or engagement of any director, employee, or independent contractor that is not terminable by any Group Company for any reason without incurring any liability upon thirty (30) or less days’ notice to the other party thereto (other than as specified by applicable Law), provided, that, where applicable, Section 3.17(a)(xxiii) of the Company Disclosure Schedule may list forms of agreements and the number of Persons engaged thereunder, to the extent that substantially similar forms are used; and

(xxiv) any collective bargaining agreements or similar labor-related Contracts with any union, works council, or labor organization to which any Group Company is a party.

(b) The Sellers have made available to the Purchaser a true and correct copy of each Material Contract. Each Material Contract is valid and binding on a Group Company to the extent such Group Company is a party thereto, as applicable, and to the Company’s Knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). Each of the Group Companies and, to the Company’s Knowledge, any other party thereto, has performed all material obligations required to be performed by it under each Material Contract, except where such noncompliance would not reasonably be expected to be material to the Group Companies, taken as whole. No Group Company nor, to the Knowledge of the Company, any other party thereto, is in breach or default under any Material Contract, except where any such breach or default would not reasonably be expected to be material to the Group Companies, taken as whole. Except as set forth in Section 3.17 of the Company Disclosure Schedule, the consummation of the Transactions would not require the consent or waiver of any other party to any such Material Contract to avoid a breach, violation of, or default under such Material Contract.

(c) The Advisor360 Contract and the Third Party Advisor360 Contracts comprise all of the Contracts to which any Group Company is a party with respect to the Group Companies’ use of the Advisor360 platform, including any Contracts with any third-party service provider providing any services to the Group Companies related to the Advisor360 platform.

Section 3.18 Brokers and Other Advisors. No broker, investment banker, financial advisor or similar Person is entitled to any broker’s, finder’s or financial advisor’s fee or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of any Group Company for which a Group Company would be liable following the Closing.

Section 3.19 Labor.

(a) Section 3.19(a) of the Company Disclosure Schedule contains a list of all Persons who are employees, individual independent contractors or individual consultants of the Group Companies as of March 24, 2025 (excluding any Advisors) (“Company Service Providers”), including any Company Service Provider who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following (as of such date): (i) name or identification number; (ii) title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) classification as an exempt employee, non-exempt employee, or independent contractor; (v) current annual base compensation rate, hourly wage or contract fee; and (vi) target commission, bonus or other incentive-based compensation (if applicable).

(b) No Group Company is party to any collective bargaining agreement. To the Knowledge of the Company, no union organizing efforts are underway with respect to employees of the Company. There is no material labor strike or lockout, or, to the Knowledge of the Company, threat thereof in writing, by or with respect to any employees of the Group Companies.

(c) There are no charges or complaints of unlawful harassment or discrimination pending or, to the Knowledge of the Company, threatened in writing against any Group Company, by any of their respective employees. There are no Proceedings against any Group Company pending, or to the Knowledge of the

Company, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment or engagement of any current or former Company Service Provider, applicant, or intern of any Group Company, including, without limitation, any charge, investigation or claim alleging unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, worker classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment or labor related matter arising under applicable Laws.

(d) The Group Companies are, and since April 1, 2021 have been, in compliance in all material respects with all applicable Laws pertaining to employment, labor, and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave and unemployment insurance. Since April 1, 2021, all individuals characterized and treated by the Group Companies as independent contractors or consultants are and have been properly treated as independent contractors under all applicable Laws. All employees of the Group Companies who are classified as exempt under the Fair Labor Standards act and state and local wage and hour laws are properly classified.

Section 3.20 Insurance. Section 3.20 of the Company Disclosure Schedule lists each material insurance policy maintained by the Group Companies. No Group Company is in material default with respect to its obligations under any such insurance policy and, to the Company’s Knowledge, each such insurance policy is in full force and effect. None of the Group Companies have received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such insurance policies. All premiums due on such insurance policies have either been paid or, if not yet due, accrued. Such insurance policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Group Companies and are sufficient for compliance in all material respects with all applicable Laws and Contracts to which any Group Company is a party or by which it is bound. True and complete copies of such insurance policies have been made available to the Purchaser.

Section 3.21 Affiliate Transactions. Except for the Advisor360 Contract or the ownership interest of certain Affiliates of Seller in Advisor360 LLC, no Seller, nor any officer, director, Affiliate or Subsidiary of the Company, nor any Affiliate of a Seller, is a party to any Contract with a Group Company (other than arising under or in connection with employment and equity related Contracts, Company Plans or other Contracts incident to such Person’s employment with a Group Company or its direct or indirect ownership of equity of a Group Company) or has any interest in any property used by a Group Company (any and all such Contracts or interests, collectively “Affiliate Transactions”) or will own (upon consummation of the transactions contemplated by the Transaction Documents) any properties, assets or rights that are used by any Group Company in the conduct of its business.

Section 3.22 Anti-Corruption Matters. Since April 1, 2021, the Group Companies, each of their respective officers and directors, and, to the Company’s Knowledge, each of their respective Advisors, employees, and agents has complied with: (a) Anti-Corruption Laws, (b) Sanctions, and (c) Anti-Money Laundering Laws. Since April 1, 2021, none of the Group Companies has engaged in any transactions or business dealings with any Sanctioned Person, or in or with any Sanctioned Country. None of the Group Companies nor, to the Company’s Knowledge, any of their respective officers, directors, Advisors, employees, and agents (x) are Sanctioned Persons, (y) have made or received any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payment, or unlawful giving of anything of value, to any government officials or employees or to any other Persons to secure an improper business advantage, or (z) has received notice of or is otherwise aware of any Proceeding with respect to compliance with or potential liability under Anti-Corruption Laws, Sanctions, or Anti-Money Laundering Laws. The Group Companies maintain policies and procedures reasonably designed to promote and achieve compliance with Anti-Corruption Laws, Sanctions and Anti-Money Laundering Laws.

Section 3.23 Advisors.

(a) Section 3.23(a) of the Company Disclosure Schedule sets forth a true and complete list as of the AUM Measurement Date setting forth (i) the name of each Advisor; (ii) the location of each Advisor (iii) the type of affiliation of each Advisor (i.e., employee advisor or independent contractor); (iv) whether each Advisor is under heightened supervision by any Group Company; and (v) the Client Assets attributable to such Advisor (the “AUM Schedule”).

(b) Except as set forth on Section 3.23(b) of the Company Disclosure Schedule or pursuant to a Company Plan, none of the Group Companies has any plan or program for the payment of compensation to Advisors except for commissions, trail compensation and advisory fees.

(c) (i) None of the current Advisors has given any Group Company written notice terminating, or to the Knowledge of the Company, has given any Group Company oral notice of his or her intention to terminate, his or her affiliation with the Group Companies; and (ii) the Group Companies do not have any present intention to terminate the affiliation of any current Advisor other than in the ordinary course of business consistent with past custom and practice.

(d) None of the Advisors has entered into any Contract, option or other arrangement (contingent or otherwise) with respect to the sale, transfer, or disposition in respect of the Client Accounts associated with such Advisor to any Person, except for ordinary course sale, transfers and dispositions in respect of Client Assets held in Client Accounts.

(e) Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, each Advisor who is required to be registered, appointed, licensed or qualified with or by a Governmental Authority in order to perform his or her material job functions is so duly registered, licensed or qualified as required by applicable Law and such registration, appointment, license or qualification is in full force and effect. Each such Advisor is properly registered with a Company RIA or Commonwealth Equity Services.

Section 3.24 Records. Since April 1, 2021, the Company RIAs have maintained all Records required to be maintained under the Advisers Act and all other applicable Law, except as would not reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.25 Contingent Payments. Section 3.25 of the Company Disclosure Schedule sets out all earnouts, milestone and performance target payments and similar contingent payments of any nature or kind (whether contractual, statutory, regulatory or otherwise) that any Group Company is or may become obligated or entitled to pay directly or indirectly, with respect to any prior acquisitions, business combinations, investments or similar transactions or arrangements involving any Group Company.

Section 3.26 Investment Advisor Contracts. The Purchaser either has been supplied with, or has been given access to, a true and correct copy of each of the applicable Company RIA’s standardized form(s) Investment Advisor Contract(s). All Investment Advisor Contracts are on such standardized form(s) with no material deviations to the Client consent requirements contained therein and no other material deviations from the terms and conditions thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed in the disclosure schedule delivered to the Purchaser simultaneously with the execution of this Agreement (the “Seller Disclosure Schedule”), each Seller hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization; Authority.

(a) Such Seller is an entity duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Such Seller has all necessary corporate power and authority to execute and deliver this Agreement, and the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of, and performance by the Seller under, this Agreement, and the other Transaction Documents to which it is a party, and the consummation by the Seller of the Transactions, have been duly authorized and approved by all requisite corporate action by the Seller and no other corporate action on the part of the Seller is necessary to authorize the execution and delivery of, and performance by, the Seller under this Agreement and the consummation by it of the Transactions.

(b) This Agreement, and each of the Transaction Documents to which such Seller is a party (or will, prior to the Closing, duly execute and deliver), has been duly and validly executed and delivered by such Seller and, assuming this Agreement or such Transaction Document constitute the valid and binding obligation of the other parties hereto and thereto, this Agreement and the Transaction Documents to which such Seller is a party constitutes (or will constitute when delivered) a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms and conditions, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

Section 4.2 Noncontravention. Neither the execution and delivery of this Agreement, or the other Transaction Documents to which it is a party, by such Seller, nor the consummation by such Seller of the Transactions, nor compliance by such Seller with any of the terms or provisions hereof, or thereof, will (i) conflict with or violate any provision of the Governing Documents of such Seller, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.3 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to such Seller or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract pursuant to which such Seller is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of such Seller, other than, in the case of clauses (ii)  and (iii), as would not have a Seller Material Adverse Effect.

Section 4.3 Ownership of Company Equity Interests. Such Seller is the record and beneficial owner of the Company Equity Interests set forth opposite such Seller’s name on Section 4.3 of the Seller Disclosure Schedule, and such Company Equity Interests are free and clear of all Liens, other than transfer restrictions of general applicability as may be provided under the Securities Act and other applicable foreign or domestic securities Laws. Such Seller will transfer and deliver to the Purchaser at the Closing valid title to its Company Equity Interests, free and clear of all Liens, other than transfer restrictions of general applicability as may be provided under the Securities Act and other applicable foreign or domestic securities Laws and Liens created by or through the Purchaser. Such Seller is not a party to (a) any option, warrant, purchase right, right of first refusal, call, put or other Contract (other than this Agreement) that would require such Seller to sell, transfer or otherwise dispose of any Company Equity Interests or (b) any voting trust, proxy or other Contract relating to the voting or transfer of any Company Equity Interests.

Section 4.4 Governmental Approvals. Except for (a) the consents, approvals and filings listed in Section 3.3 of the Company Disclosure Schedule; (b) the consents, approvals and filings that may be required solely by reason of the Purchaser’s participation in the Transactions or any facts or circumstances relating to the Purchaser or any of its Affiliates (as opposed to any other third party); (c) such filings as may be required by any applicable federal or state securities or “blue sky” Laws and insurance regulators, as listed on Section 3.3 of the Company Disclosure Schedule; (d) filings required under, and compliance with other applicable requirements of, the HSR Act; and (e) the FINRA Approval, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by such Seller and the consummation by such Seller of the Transactions, other than as would not have a Seller Material Adverse Effect.

Section 4.5 Brokers and Other Advisors. No broker, investment banker, financial advisor or similar Person is entitled to any broker’s, finder’s or financial advisor’s fee or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of such Seller for which the Group Companies would be liable following the Closing.

Section 4.6 Litigation. There are no Proceedings pending or, to such Seller’s knowledge, threatened in writing against such Seller at law or in equity, or before or by any Governmental Authority, which, if determined adversely to such Seller, would have a Seller Material Adverse Effect. Such Seller is not subject to any outstanding Order which has had or would have a Seller Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as disclosed in the disclosure schedule delivered to the Sellers simultaneously with the execution of this Agreement (the “Purchaser Disclosure Schedule”), the Purchaser hereby represents and warrants to the Company and the Sellers as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization, Standing and Organizational Power. The Purchaser is a corporation duly organized or formed, validly existing and in good standing under the Laws of the State of Massachusetts and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

Section 5.2 Authority; Noncontravention.

(a) The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of and performance by the Purchaser under this Agreement and the other Transaction Documents to which it is a party, and the consummation by the Purchaser of the Transactions, have been duly authorized and approved by all requisite corporate action by the Purchaser and no other corporate action on the part of the Purchaser is necessary to authorize the execution and delivery of and performance by the Purchaser under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of the Purchaser is necessary to adopt this Agreement and the other Transaction Documents to which it is a party and approve the Transactions.

(b) Neither the execution and delivery of this Agreement, or the other Transaction Documents to which it is a party, by the Purchaser, nor the consummation by the Purchaser of the Transactions, nor compliance by the

Purchaser with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Governing Documents of the Purchaser or any of its Subsidiaries, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 5.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 5.3 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Purchaser or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract pursuant to which the Purchaser or any of its Subsidiaries is a party, or by which its assets are bound, except, in the case of clauses (ii) and (iii), as would not have a Purchaser Material Adverse Effect.

Section 5.3 Governmental Approvals. Except for (a) such filings as may be required by any applicable federal or state securities or “blue sky” Laws; (b) filings required under, and compliance with other applicable requirements of, the HSR Act; and (c) the FINRA Approval, no consents or approvals of, licenses or waiver from, notice to or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the Transactions, other than as has not had and would not have a Purchaser Material Adverse Effect.

Section 5.4 Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC, no broker, investment banker, financial advisor or similar Person is entitled to any broker’s, finder’s or financial advisor’s fee or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser for which the Group Companies would be liable following the Closing.

Section 5.5 Solvency. Assuming the satisfaction of all of the conditions to Purchaser’s obligations to complete the Closing, the accuracy in all material respects of the representations and warranties contained in Article III and the other Transaction Documents, and the performance in all material respects of the covenants of the Sellers and the Company of their respective obligations hereunder, immediately after giving effect to the Transactions, the Purchaser and its Subsidiaries (including the Group Companies), on a consolidated basis, will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Transactions, the Purchaser and each of its Subsidiaries, on a consolidated basis, will have not unreasonably small capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or the Group Companies.

Section 5.6 Litigation. There are no Proceedings pending or, to the Purchaser’s knowledge, threatened in writing against the Purchaser at law or in equity, or before or by any Governmental Authority, which, if determined adversely to the Purchaser, would have a Purchaser Material Adverse Effect. The Purchaser is not subject to any outstanding Order which has had or would have a Purchaser Material Adverse Effect.

Section 5.7 Investment Representation. The Purchaser is acquiring the Company Equity Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. The Purchaser is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. The Purchaser is knowledgeable about the industries in which the Group Companies operate and is informed as to the risks of the Transactions and of ownership of the Company Equity Interests for an indefinite period of time. The Purchaser acknowledges that the Company Equity Interests have not been registered under the Securities Act or any state or foreign securities Laws and that the Company Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

Section 5.8 Financing. On or prior to the date of this Agreement, Purchaser has delivered to the Company and the Sellers true, complete and correct copies of (a) an executed debt commitment letter, dated as of the date hereof (including all exhibits, annexes, schedules and term sheets attached thereto) (the “Commitment Letter”) and (b) an executed fee letter, dated as of the date hereof (which may be redacted to remove only the fee amounts, fee percentages, price caps and other economic terms (including any economic market “flex” provisions) in a customary manner (none of which could reasonably be expected to adversely affect the conditionality, availability or termination of the Commitment Letter or reduce the aggregate amount available under the Financing below the Financing Amount)) (the “Fee Letter” and, together with the Commitment Letter, collectively, the “Debt Commitment Letter”), in each case of the foregoing clauses (a) and (b), from the Financing Sources party thereto, pursuant to which such Financing Sources have agreed, on the terms and subject to the conditions set forth or referenced therein, to provide debt financing to Purchaser in the amounts set forth therein (the provision of such financing as set forth therein, the “Financing”). As of the date of this Agreement, the Debt Commitment Letter constitutes the legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, each other party thereto, and enforceable against Purchaser and, to the knowledge of Purchaser, each other party thereto in accordance with its terms, in each case, except as enforceability may be limited by the Bankruptcy and Equity Exception. The Debt Commitment Letter has not been amended or modified in any respect prior to or as of the date of this Agreement and, as of the date of this Agreement, (a) no Prohibited Modification is contemplated by Purchaser and (b) to the knowledge of Purchaser, the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or terminated. As of the date of this Agreement, no event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Purchaser or, to the knowledge of Purchaser, any of the other applicable parties thereto, under the Debt Commitment Letter. As of the date hereof and assuming the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), Purchaser has no reason to believe that the Financing contemplated by the Debt Commitment Letter will not be available as of the Closing. There are (i) no conditions precedent related to the funding of the full amounts of the Financing other than as set forth in the Debt Commitment Letter (including any “market flex” provisions contained in the Fee Letter) and (ii) no other agreements to which Purchaser is a party that could limit, affect or impair the availability of the Financing necessary to consummate the Closing on the Closing Date, other than as expressly set forth in the Debt Commitment Letter. Assuming the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), the aggregate proceeds of the Financing, together with available unrestricted Cash of the Purchaser and other sources of liquidity available to the Purchaser, will be in an amount that is sufficient to fund all of Purchaser’s payment obligations contemplated by this Agreement (such amount in respect of the Financing, the “Financing Amount”). Purchaser has fully paid or caused to be paid any and all commitment fees and any other amounts required by the Debt Commitment Letter, in each case, required to be paid on or before the date of this Agreement. Each Party hereby acknowledges and agrees that the obligations of Purchaser under this Agreement are not subject to any conditions regarding Purchaser’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

Section 5.9 Broker-Dealer Ownership. None of Purchaser, its Subsidiaries and their respective Affiliates is disqualified by operation of law, rule or regulation, including, but not limited to, the federal securities Laws or FINRA rules, from owning or controlling a broker-dealer.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business.

(a) Except as set forth in Section 6.1 of the Company Disclosure Schedule, as contemplated or permitted by this Agreement or as required by applicable Law or Contract (provided that such Contract has been entered into and made available to Purchaser prior to or on the date hereof), during the period from the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, (x) the Company will and will cause its Subsidiaries to use reasonable best efforts to, conduct their respective businesses in all material respects in the ordinary course of business and (y) unless the Purchaser otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will not, and will cause its Subsidiaries to not:

(i) issue, sell or grant any of its Equity Securities, except issuances of Equity Securities pursuant to the exercise of Company Options outstanding as of the date hereof;

(ii) redeem, purchase or otherwise acquire any of its outstanding Equity Securities, other than from any employee in the ordinary course of business, or of Company Options in accordance with the terms of the Company Option Plan as in effect on the date hereof;

(iii) (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its Equity Securities, other than dividends or distributions in cash or dividends or distributions by any Group Company to the Company or any other Group Company or (B) adjust, split, combine, subdivide or reclassify any of its Equity Securities;

(iv) sell, lease, sublease, rent or license any of its properties or assets (other than Intellectual Property) except that would, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, except (A) sales, leases (including, for the avoidance of doubt, extensions and/or renewals at the end of a term or where the extension and/or renewal option or right is exercisable by a tenant pursuant to the terms of the applicable lease without any amendments or other modifications to such lease and without the consent or approval of any Group Company), rentals and licenses in the ordinary course of business, (B) pursuant to Contracts in effect on the date hereof that were made available to the Purchaser, (C) dispositions of inventory, equipment or other assets in the ordinary course of business or (D) transfers among the Group Companies;

(v) make capital expenditures in excess of $500,000 in the aggregate for the Group Companies taken as a whole during any consecutive three (3)-month period, except (A) as specifically budgeted in such Group Company’s current budget that was made available to the Purchaser or (B) pursuant to Contracts in effect on the date hereof that were made available to the Purchaser;

(vi) make any acquisition (including by merger, consolidation or acquisition of stock or assets or otherwise) of the Equity Securities or a material portion of the assets of any other Person or make any investment in any other Person, except pursuant to Contracts in effect on the date hereof that were made available to the Purchaser;

(vii) increase in any material respect the compensation of any director, officer or employee whose annual base compensation and partnership distribution exceeds $300,000, except (A) as required pursuant to applicable Law, Contract or the terms of Company Plans or (B) increases in salaries, wages and benefits of employees made in the ordinary course of business consistent with past practice, including annual or merit increases;

(viii) enter into, materially modify or terminate any (A) employment agreement, severance agreement, retention agreement or other agreement or arrangement with any current employee, officer, director, individual independent contractor or individual consultant, in each case, whose annual base compensation and partnership distribution exceeds $300,000, or (B) Company Plan; in each case, whether written or oral;

(ix) announce, enter into, or adopt any new, or amend or increase the coverage or benefits available under any existing, collective bargaining agreement;

(x) make, accelerate the vesting or amend the vesting requirements with respect to payment of any bonus, commission, incentive, or equity compensation payment or other long-term incentive compensation,

other than as accrued as of the date of this Agreement under or as is permitted by the terms of an existing Company Plan;

(xi) hire or fire (except with cause, as reasonably determined by the applicable Group Company consistent with past practice) any employee whose annual base compensation and partnership distribution exceeds $300,000;

(xii) amend the Company Organizational Documents or Governing Documents of any Group Company;

(xiii) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xiv) incur any Indebtedness described in clause (a), (b), (c), (d), (f), (g) or (h) of the definition thereof or subject any of its material assets or properties to any Liens (other than Permitted Liens), other than (A) solely between the Group Companies, or (B) the incurrence of any Indebtedness for borrowed money or Liens to be repaid or released, as applicable, at or prior to the Closing;

(xv) except where required by applicable Law or in the ordinary course of business, file or cause to be filed any material amended Tax Return, make any material Tax elections, change any annual Tax accounting period, adopt or change any method of Tax accounting, agree to extend the statute of limitations in respect of any material amount of Taxes, enter into any closing agreement, settle, compromise, concede or abandon any material Tax claim or assessment relating to any Group Company, or surrender any right to claim a material refund of Taxes;

(xvi) settle any Proceedings except for any settlement that provides solely for a cash payment that is fully covered by the insurance of the Group Companies or provides solely for a cash payment not to exceed $300,000 and that would be payable in full prior to the Closing;

(xvii) amend, terminate, waive or release any material rights under, any Material Contract other than in the ordinary course of business or enter into any Contract that would constitute a Material Contract including (A) Contracts relating to the provision of clearing or custody services or similar arrangements and (B) networking Contracts or similar agreements or arrangements with a financial institution, including any such Contracts with credit unions;

(xviii) enter into any Contract, or amend, terminate, waive or release any rights under any Contract that would constitute an Affiliate Transaction, including, for the avoidance of doubt, with respect to any Advisor360 Contract;

(xix) terminate any Advisor without Cause unless deemed necessary by the Company in its reasonable discretion;

(xx) directly or indirectly knowingly solicit, induce or otherwise encourage any Clients to terminate their relationship with any of the Group Companies;

(xxi) amend or modify the terms of compensation payable, incentives offered or forgivable loans made to any Advisor, or enter into any new loan with any Advisor except in accordance with the guidelines set forth in Schedule 10.15;

(xxii) enter into any Contract that would reasonably be expected to materially adversely affect the business of the Group Companies taken as a whole;

(xxiii) sell, license, assign, transfer, abandon, fail to maintain or protect, otherwise dispose of, or incur any Lien (other than Permitted Liens) on any material Company-Owned IP (other than (A) non-exclusive licenses to Company-Owned IP granted to the Group Companies’ customers, service providers or Advisors in the ordinary course of business, or (B) abandonment of Company-Owned IP in the ordinary course of business that, in the Group Companies’ reasonable judgment, is no longer used by the Group Companies);

(xxiv) disclose to any Person any (A) Trade Secrets constituting material Company-Owned IP or (B) other material third-party information that a Group Company has an obligation to maintain as confidential, in both cases of (A) and (B), other than pursuant to a valid and enforceable written Contract or other binding obligation requiring such Person to protect the confidentiality of such Trade Secrets or such confidential information; or

(xxv) agree in writing to take any of the foregoing actions.

(b) Notwithstanding anything to the contrary in Section 6.1(a), (i) the Group Companies may use all available Cash to make Cash dividends, pay any Indebtedness or transaction expenses and/or pay bonuses (in the ordinary course of business) on or prior to the Closing, (ii) the Group Companies may pay any existing bonus arrangements with employees of the Group Companies that exist as of the date hereof so long as, in each case, (x) such bonuses have been disclosed to the Purchaser, are in the ordinary course of business and are included in the calculation of the Net Working Capital Amount or the Transaction Expenses Amount or paid prior to the Closing and (y) no such action would cause the Net Regulatory Capital Amount to fall below or cause the Group Companies to fail to maintain at least 120% of minimum net capital that Commonwealth Equity Services is required to maintain pursuant to Rule 15c3-1 of the 1934 Act as of the Adjustment Reference Time, and (iii) the Sellers may (1) cause Odd Couple to transfer its Company Equity Interests to Gratitude prior to the Closing Date (including through a merger of Odd Couple into Gratitude or a dissolution of Odd Couple), and (2) concurrently assign Odd Couple’s obligations and rights under this Agreement to Gratitude (the “Pre-Closing Reorganization”). Prior to effecting the Pre-Closing Reorganization, the Sellers shall provide the Purchaser with draft documentation and a steps plan memorandum, if applicable, for the Purchaser’s approval, with such approval not to be unreasonably withheld, conditioned or delayed, and such approval will be granted if the Pre-Closing Reorganization will not have any adverse consequences to the Purchaser or the post-Closing Group Companies.

Section 6.2 Exclusivity. The Company and each Seller agrees that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, it will not, and will not permit its Subsidiaries or Affiliates, as applicable, to and will direct its Representatives not to, directly or indirectly: (a) solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal, (b) engage or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, any Acquisition Proposal, or (c) enter into any Contract with respect to any Acquisition Proposal. The Company and Sellers will promptly cease and cause to be terminated any discussions or access with any other Persons conducted heretofore with respect to any Acquisition Proposal.

Section 6.3 Enforcement of Confidentiality Agreements. During the Interim Period, each of the Sellers and the Company shall, and shall cause each of their Affiliates to use reasonable best efforts to, (a) enforce its rights against any breaches of covenants restricting the solicitation of Advisors or employees of the Group Companies or any similar obligations of third parties, under any confidentiality agreement, non-disclosure agreement or similar arrangement entered into with a third party in connection with a possible acquisition transaction or acquisition proposal involving the Group Companies, and (b) enforce its rights against any breaches of covenants or obligations of confidentiality, non-use, non-competition, non-disparagement or similar provisions under any such agreement or arrangement, and prevent any unauthorized disclosure or use of any confidential information relating to the Group Companies or the Transactions.

Section 6.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, the Sellers and the Purchaser will use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under applicable Laws with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filings under such applicable Laws, (iv) keep the other Parties reasonably informed with respect to the status of any such submissions and filings under applicable Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, and (D) the nature and status of any objections raised or proposed or threatened to be raised under applicable Laws with respect to the Transactions and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions as soon as practicable, including with respect to those set out in Section 3.3 of the Company Disclosure Schedule.

(b) The Purchaser and the Company agree to (i) make, or cause to be made, appropriate filings pursuant to the HSR Act and any other required filings under any other Antitrust Laws with respect to the Transactions as promptly as reasonably practicable, (ii) supply as soon as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and (iii) use its and their reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Law (including any extensions thereof) as soon as practicable. The Purchaser will be responsible for all filing fees under the HSR Act and other applicable Antitrust Laws and any other Laws applicable to the Purchaser.

(c) Without limiting the forgoing in any way, during the Interim Period, each of the Sellers and the Purchaser will, and the Sellers will cause the Group Companies to, use reasonable best efforts to obtain all other approvals, consents, waivers, authorizations and other confirmations from any parties to Contracts to which the Company or one of its Subsidiaries is a party (other than in respect of Investment Advisor Contracts which are addressed in Section 6.14 or Governmental Authorities, are addressed in this Section 6.4) required to consummate the Closing.

(d) (i) The Company will cause the Company Broker-Dealer to prepare the FINRA CiC Application in connection with the Transactions and submit such application to FINRA no later than twenty (20) days after the execution of this Agreement, and request that FINRA review the application using the “Fast Track” review process (hereinafter, “Fast Track”). Thereafter, upon FINRA’s request, the Company will, and will cause the Company Broker-Dealer to, provide as promptly as practicable such additional information as may be requested by FINRA in relation to the FINRA CiC Application and, if FINRA has granted Fast Track, within the abbreviated timeframes specified by FINRA for responding to FINRA’s requests for information in order to remain within Fast Track. Purchaser will cooperate with the Company and the Company Broker-Dealer in preparing the FINRA CiC Application. Such cooperation efforts will include promptly making available additional information relating to the Purchaser’s or the Purchaser Broker-Dealer’s business, assets, properties or ownership as may be requested by FINRA, and taking such other actions requested by FINRA in connection with the FINRA CiC Application. (ii) Notwithstanding the foregoing, if instead of a FINRA CiC Application, FINRA requires that the Parties submit a single FINRA Joint Application in connection with the Transactions, each of the Parties will (and will cause their respective broker-dealer subsidiaries to) cooperate in preparing the FINRA Joint Application and submit such application to FINRA no later than twenty (20) Business Days after such request from FINRA. Each of the Parties will provide as promptly as possible such additional information as requested by FINRA in relation to the FINRA Joint Application. Such cooperation efforts will include promptly making available additional information relating to a Party’s business, assets, properties or ownership as may be requested by FINRA, and taking such other actions requested by FINRA in connection with the FINRA Joint Application. (iii) each Party will bear its own costs and expenses associated with preparing and submitting the FINRA CiC Application or the FINRA Joint Application, as the case may be.

(e) Each Party will: (i) promptly notify the other Parties of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Authority (other than FINRA) and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Authority (other than FINRA), (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Transactions and (ii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other Party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, (A) each of the Purchaser and the Company may designate any non-public information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information will not be shared with employees, officers, managers or directors or their equivalents of the other Party without approval of the Party providing the non-public information, and (B) materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Notwithstanding anything in this Agreement to the contrary, in no event will Purchaser (or any of its Affiliates) be obligated to (i) propose or agree to make any divestiture, accept any operational restriction or take any other action that would be reasonably expected to limit the right of Purchaser or its Affiliates to own or operate all or any portion of their respective businesses or assets following the Closing or (ii) initiate or defend any Proceeding against any Governmental Authority, in either case, in order to obtain any clearance, consent, approval or waiver.

(f) The Purchaser will not, nor will it permit its Affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition could reasonably be expected to increase, in any material respect, the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Transactions or take any other action that has or may have the effect of extending, in any material respect, any waiting period or comparable period under any Antitrust Law or delaying, in any material respect, receipt of any clearance, waiver, approval, or authorization required from FINRA or under any applicable Law.

(g) For purposes of Section 6.4, the “reasonable best efforts” of the Company and/or the Sellers will not require the Sellers, the Company or any of its Subsidiaries or Affiliates to commence any Proceeding, to waive or surrender any right, to modify any agreement (including any Material Contract), to offer or grant any accommodation or concession (financial or otherwise) to any third party or to otherwise suffer any detriment, to obtain any consent required for the consummation of the Transactions, to waive or forego any right, remedy or condition hereunder; provided, that the Company and the Sellers will be permitted to grant accommodations or concessions regarding any of the foregoing in its and their sole discretion so long as such accommodations or concessions are paid prior to the Closing Date or included as the Transaction Expenses Amount in the Estimated Closing Statement.

Section 6.5 Public Announcements. The Parties will cooperate with respect to the initial public announcement, statement or press release regarding the Transactions and the entry into this Agreement which will be approved in advance (as to form, content, timing and manner of distribution) by each of the Sellers and the Purchaser, with such approval not to be unreasonably withheld, conditioned or delayed. After the initial public announcement, either Party or its Affiliates may issue a press release, make a public announcement or make any filings, in each case to the extent necessary for such Person to comply with applicable securities Laws, without the prior consent of the other Party, provided, that, the issuing Party will use reasonable best efforts to provide the Sellers (if the applicable Party is the Purchaser or, after the Closing, the Company) or the Purchaser (if the applicable Party is the Sellers or, prior to the Closing, the Company) a reasonable opportunity to review and comment on any such press release, public announcement or filing. The Sellers acknowledge that the parent of the Purchaser is a publicly listed entity and will be required to disclose as necessary any material information relating to the Transactions or the entry into this Agreement in accordance with applicable securities Laws, including filing this Agreement, to the extent necessary as determined by the Purchaser in its sole discretion; provided, that, the Purchaser will use its reasonable best efforts to provide the Sellers a reasonable opportunity to review and comment on any such disclosure.

Section 6.6 Access to Information; Contact with Employees, Customers and Suppliers. Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Closing or the date on which this Agreement is terminated in accordance with its terms, the Company will afford to the Purchaser and its Representatives, reasonable access during normal business hours to the Group Companies’ properties, books, Contracts and records, including as it relates to the Advisors and the Company will furnish promptly to the Purchaser such information concerning the Advisors and the Group Companies’ respective business and properties as the Purchaser may reasonably request for purposes of consummation of the Transactions. Except as otherwise agreed in writing (email sufficient) by Trap Kloman during the Interim Period, in connection with the integration planning of the Group Companies with the Purchaser or its Affiliate, the Purchaser is not authorized to and will not (and will cause its Affiliates and Representatives to not) contact any officer, director (or equivalent), employee or other service provider, supplier, customer, producer, agent, distributor, lender or other material business relationship of the Group Companies prior to the Closing in relation to the Company, its Subsidiaries, or the Transactions; provided, that the Purchaser and its Representatives will conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries; provided, further, that the Group Companies will not be obligated to provide such access or information if (a) doing so would reasonably be expected to violate any fiduciary duty, applicable Law or existing Contract to which any Group Company is party, (b) doing so would reasonably be expected to result in the loss of the ability to successfully assert attorney-client, work product or similar privileges or (c) the Company reasonably determines that such information should not be disclosed due to its competitively sensitive nature; provided, that the Group Companies will use reasonable best efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions do not apply and, for purposes of clause (b), that do not require the waiver of such privilege. Until the Closing, the information provided will be subject to the terms of the Confidentiality Agreement and, without limiting the generality of the foregoing, the Purchaser will not, and the Purchaser will cause its respective Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

Section 6.7 Access to Books and Records. From and after the Closing, for a period of seven (7) years, the Purchaser will, and will cause the Company to, provide the Sellers and their authorized Representatives with access, during normal business hours and upon reasonable notice, to (a) the books and records (for the purpose of examining and copying) of the Group Companies with respect to periods or occurrences prior to or on the Closing Date and (b) employees of the Purchaser, the Company and their Affiliates for purposes of better understanding such books and records. Unless otherwise consented to in writing by the Sellers, the Purchaser will not, and will not permit the Company or its Subsidiaries to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Group Companies for any period prior to the Closing Date without first giving reasonable prior written notice to the Sellers and offering to surrender to the Sellers such books and records or any portion thereof that the Purchaser or the Company may intend to destroy, alter or dispose of.

Section 6.8 Indemnification and Insurance.

(a) From and after the Closing, the Purchaser will cause the Company to (i) indemnify, defend and hold harmless each current and former manager, director, officer, stockholder or member, of the Company or any of its Subsidiaries, as applicable, and each Person who served as a manager, director, officer, stockholder, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries, as applicable (each, an “Indemnitee” and, collectively, the “Indemnitees”), against all claims, Liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened Proceeding (each, a “D&O Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries, as applicable, occurring or alleged to have occurred before or at the Closing (including any D&O Claim relating in whole or in part to this Agreement or the Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Group Companies to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Organizational Documents, and the respective Governing

Documents of each of the Company’s Subsidiaries as in effect on the date hereof, and (B) any indemnification agreements with an Indemnitee, in each case so long as such Governing Documents and agreements were made available to the Purchaser, which will in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law, and which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to any matters as to which such indemnification, advancement, and/or exculpation may apply, and (ii) six (6) years from the Closing, and in the event that any Proceeding is pending or asserted or any claim made during such period, until the final disposition of any such Proceeding or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case the relevant Group Company will make such changes to its respective Governing Documents that have the least adverse effect on the rights of the Indemnitees. Without limiting the foregoing, from and after the Closing, the Purchaser will ensure that the Company fulfills its obligations to the applicable Indemnitees pursuant to the terms of the Company Organizational Documents as in effect on the date hereof.

(b) From and after the Closing, the Purchaser will cause the Company to pay and advance to each Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any D&O Claim relating to any acts or omissions covered under this Section 6.8 or the enforcement of an Indemnitee’s rights under this Section 6.8 as and when incurred to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced provides an undertaking to repay such expenses (but only to the extent required by applicable Law, the Company Organizational Documents, the applicable Governing Documents of the Subsidiaries of the Company or applicable indemnification agreements as in effect on the date hereof).

(c) At or prior to the Closing, the Sellers will cause the Company to purchase and maintain in effect, “tail” insurance coverage (“Tail Coverage”) for a period of six (6) years from the Closing with an admitted insurer with an A- or better credit rating with respect to the policies of directors’, managers’ and officers’ liability insurance, fiduciary liability insurance, errors and omissions insurance and cyber insurance in effect as of the date hereof (the “Existing D&O Policies”) to cover arising on or before the Closing. Such Tail Coverage will be on terms with respect to coverage and in amounts no less favorable than those of the Existing D&O Policies and will be for the benefit of those Persons covered by the Existing D&O Policies. All costs and expenses related to the Tail Coverage will be paid by the Company or by Claridge at or prior to the Closing or included in the calculation of the Transaction Expenses Amount, provided, that such costs and expenses will only be paid by Claridge to the extent that doing so does not interfere with Claridge’s obligations under the LPT Agreement. The Purchaser agrees to cooperate (and to cause its insurance broker to cooperate) with the Company in obtaining Tail Coverage with respect to errors and omissions insurance, provided that such cooperation does not relieve the Company of its obligations to pay (or cause to be paid) all costs and expenses related to the Tail Coverage in accordance with the foregoing sentence.

(d) The provisions of this Section 6.8 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnitee and the Sellers, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(e) In the event that the Purchaser, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Purchaser and the Company will assume all of the obligations thereof set forth in this Section 6.8.

(f) Nothing in this Agreement is intended to, will be construed to or will release, waive or impair any rights to managers’, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Group Companies, or any of their respective managers, directors or officers.

Section 6.9 Mutual Releases. Effective upon the Closing, each Party, for and on behalf of itself and its Subsidiaries, Affiliates and each of their respective Representatives, successors and assigns, hereby fully, irrevocably and forever waives, releases and discharges the other Party and its Subsidiaries, Affiliates and each of their respective Representatives, successors and assigns from and against any and all claims, damages, penalties, fines, liabilities, deficiencies, losses, costs, interest, judgments, expenses and fees, including court costs and attorneys’ fees and expenses, in each case, actually incurred or paid, as applicable, that the Party, its Subsidiaries, Affiliates and their respective Representatives, successors and assigns now have, or at any time previously had, or will or may have in the future, in each case relating to or arising from the ownership, operation, management, control, conduct and affairs of the Company and any of its Subsidiaries, and their respective direct and indirect equityholders in connection therewith prior to the Closing (including in relation to the ownership of the Company Equity Interests prior to the Closing), or as a current or former director, officer, manager, equity holder, employee or agent of the Company or any of its Subsidiaries, whether arising from or in connection with the Transactions or any agreement or understanding (in effect on or prior to the Closing), at law or in equity, and the Party will not (and will ensure that its Subsidiaries, Affiliates and its and their respective Representatives, successors and assigns will not) seek to recover any amounts in connection therewith or thereunder from the other Party, its Subsidiaries, Affiliates or any of their respective Representatives, successor and assigns; provided, that the foregoing release will not apply to any applicable rights of any Party, its Subsidiaries, Affiliates and their respective Representatives, successors or assigns arising (a) under this Agreement and the Transaction Documents, (b) prior to Closing for accrued salary, accrued benefits and other compensation, (c) under the Governing Documents of the Company or any of its Subsidiaries, or (d) under any indemnification or similar agreement with an Indemnitee made available to the Purchaser.

Section 6.10 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control or direct the Group Companies’ operations prior to the Closing. Prior to the Closing, the Company will exercise, consistent with the terms and conditions of this Agreement and subject to any rights of the Sellers, complete control and supervision over the Group Companies’ respective operations.

Section 6.11 Employee Matters.

(a) The Purchaser will cause the Group Companies to, and the Group Companies will, through the earlier of the date one (1) year following the Closing or Conversion (the “Continuation Period”) (or until the applicable Company Employee’s employment is terminated, if earlier), provide to each Company Employee (i) base salary, hourly wage, and cash incentive pay opportunities (excluding “phantom participation bonuses” and other long-term cash incentives) are no less favorable in the aggregate than the base salary, hourly wage, and cash incentive pay opportunities as in effect immediately prior to the Closing; provided, that through December 31, 2025, base salary, hourly wage, and cash incentive pay opportunities will be, in each case, no less favorable than the base salary, hourly wage, and cash incentive pay opportunities as in effect immediately prior to the Closing, (ii) the same primary location of employment as of immediately prior to the Closing (including, if applicable, remote or hybrid work opportunities), and (iii) benefits, perquisites and the severance entitlements set forth on Section 6.11(a) of the Company Disclosure Schedules or as otherwise set forth in any Company Plan that is listed on the Company Disclosure Schedules (excluding equity-based compensation, defined benefit plan benefits, and retiree health and welfare arrangements) that are no less favorable than the benefits, severance entitlements and perquisites that were provided to such Company Employee by the Group Companies immediately prior to the Closing.

(b) Purchaser agrees that, for eligibility, vesting, severance and paid time off purposes (but not for other benefit accrual purposes), under the compensation and benefit plans, programs, agreements, policies or arrangements of the Purchaser and its Affiliates (the “New Plans”) after the Closing, each Company Employee will receive credit for his or her service with the Group Companies before the Closing to the same extent that such Company Employee was entitled, before the Closing, to credit for his or her service under any similar or comparable Company Plans (except to the extent that this credit would result in a duplication of accrual of benefits in respect of the same period of service). In addition, Purchaser will use reasonable best efforts to (i) cause to be waived all actively-at-work requirements, pre-existing condition limitations, evidence of insurability requirements and any other restriction that would prevent immediate or full participation under any New Plan providing medical, dental, prescription drug and/or vision benefits as of the Closing, without any waiting time, for any condition for which the Company Employee (or covered dependent thereof) would have been entitled to coverage under the corresponding plan of the Company or any of its Subsidiaries in which such Company Employee participated as of immediately prior to the Closing Date, and (ii) cause any deductible, co-insurance and out-of-pocket covered expenses paid on or before the Closing by any Company Employee (or covered dependent thereof) to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing under any applicable New Plan providing medical, dental, prescription drug and/or vision benefits for the year in which the Closing occurs, in each case, to the extent that such action would not result in a duplication of benefits to any Company Employee and subject to the terms of the New Plan.

(c) Through the Continuation Period, the Group Companies will (i) recognize all earned and accrued but unused paid vacation and sick leave days of the Company Employees as of the Closing Date and (ii) allow each of the Company Employees to use, carryover or cash out, if applicable, such earned but unused vacation and sick leave days, in each case, on the same terms as would be permitted under the Company’s vacation and sick leave policies as in effect immediately prior to the Closing, and in each case only to the extent that such vacation and sick leave days have been properly accrued as liabilities in accordance with the Accounting Principles.

(d) Prior to the Closing, the Sellers and the Company will cooperate with the Purchaser to enter into, amend or terminate certain employee agreements and will effect certain terminations of employment in the manner set forth in Section 6.11(d) of the Company Disclosure Schedule, in each case, effective no later than the Adjustment Reference Time.

(e) After the Closing, the Purchaser shall commit to certain levels of expenditure in respect of retention of the senior management team of the Company and to enhance integration and advisor advocacy as set forth in Schedule 6.10(e).

(f) In the event that Section 280G of the Code is applicable to the transactions contemplated by this Agreement, prior to the Closing Date, Odd Couple will use commercially reasonable efforts to solicit, from each Person who is a “disqualified individual” (as defined in Treas. Reg. 1.280G-1) of Odd Couple (each, a “Disqualified Individual”) who would reasonably be expected to receive payments and/or benefits that would constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code (“Parachute Payments”), waivers that provide that the portion of the Parachute Payments that exceeds three (3) times the applicable Disqualified Individual’s “base amount” (as defined in Section 280G(b)(3)) (the “Excess Payments”) shall, in the absence of approval by shareholders of Odd Couple in a manner that satisfies Section 280G(b)(5)(B) and the final regulations issued thereunder, not be paid to or retained by such Disqualified Individual to the extent such Excess Payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of an excise tax under Section 4999 of the Code on such Disqualified Individual (the “280G Waivers”); provided that in no event will this Section 6.11(f) be construed to require the Company to compel any Person to waive any existing rights under any contract or agreement that such Person has with Odd Couple, the Company or any Subsidiary thereof and in no event will the Company be deemed in breach of this Section 6.11(f) if any such Person refuses to waive any such rights. Following the execution of the Section 280G Waivers, if any, and prior to the Closing Date, the Company will submit for approval, in a manner intended to satisfy Section 280G(b)(5)(B) of the Code and the final regulations issued thereunder, the right of such Disqualified Individual to receive or retain, as applicable, the Excess Payments otherwise waived pursuant to the Section 280G Waivers. The Company will provide Purchaser and its representatives, no less than five (5) days prior to Closing and prior to submission to Odd Couple’s shareholders, with copies of all documents prepared by Odd Couple and/or the Company in connection with this Section 6.11(f) and shall consider in good faith any comments made by Purchaser or its representatives regarding the contents of such documents. To the extent any arrangements are entered into at the direction of Purchaser or its Affiliates or between Purchaser and/or its Affiliates, on the one hand, and a Disqualified Individual on the other hand (the “Purchaser Arrangements”), Purchaser shall provide to the Company and Odd Couple a copy of such Purchaser Arrangements (or the material terms thereof to the extent no contract, agreement or plan exists or has been drafted to date) to the Company and Odd Couple at least fifteen (15) Business Days before the Closing Date. In the event that Purchaser provides to the Company, and Odd Couple no less than fifteen (15) Business Days prior to the Closing Date, a written description of any Purchaser Arrangements, the Company and Odd Couple shall include such description in any materials disclosed to Odd Couple shareholders in connection with soliciting approval of the Excess Payments in accordance with this Section 6.11(f); provided that the Company’s failure to include the Purchaser Arrangements in the shareholder voting materials described in this Section 6.11(f) due to Purchaser’s failure to timely provide such Purchaser Arrangements in accordance with this Section 6.11(f) will not result in a breach of the covenants set forth in this Section 6.11(f).

(g) Nothing contained herein, express or implied: (i) will be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, (ii) will alter or limit the Company’s or any of its Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment or (iv) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) other than the Parties any right (including any right as a third party beneficiary of this Agreement).

Section 6.12 R&W Insurance Policy.

(a) Prior to the Closing, the Purchaser will obtain, and cause to be bound, the R&W Insurance Policy in substantially the form provided to the Sellers prior to the date hereof. The Sellers acknowledge and agree that (i) obtaining and binding any such R&W Insurance Policy is not a condition to Closing and (ii) the Purchaser will, at the Purchaser’s sole cost and expense, obtain the R&W Insurance Policy and timely pay, or cause to be timely paid, R&W Insurance Costs on or before the date when such R&W Insurance Costs are due as set forth in the R&W Insurance Policy, and in any event, no later than the Closing Date.

(b) Any R&W Insurance Policy will at all times expressly provide that: (i) the insurer(s) thereunder (and any managing general underwriter or agent thereof) will not have, and to the fullest extent waives, any and all subrogation rights, rights of contribution or any rights of assignment or otherwise make, bring or initiate any Proceeding that it might have against the Sellers or any Non-Recourse Party (the “Seller Related Parties”) arising out of, as a result of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, except as against the Sellers, only, in the case of losses proximately caused by a Seller’s Actual Fraud, (ii) the Seller Related Parties are each third party beneficiaries of such waiver; and (iii) neither Purchaser nor any of its Affiliates or Representatives will have any obligation to pursue any claim against any Seller Related Party in connection with any loss. The Purchaser will not, and will cause its Affiliates and Representatives not to, procure, or amend, waive or otherwise modify such R&W Insurance Policy in any manner adverse to the Sellers, including in connection with the foregoing waiver.

Section 6.13 Efforts to Obtain Financing.

(a) Purchaser will use its reasonable best efforts to consummate and obtain the Financing contemplated by the Debt Commitment Letter on the terms set forth therein (including any “flex” provisions), including using Purchaser’s reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter (and any definitive agreements entered into in connection therewith) in accordance with the terms thereof, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions contained in the Debt Commitment Letter, (iii) satisfy (or obtain a waiver of) on a timely basis at or prior to Closing all conditions set forth in the Debt Commitment Letter and comply with all of its obligations contained in the Debt

Commitment Letter, in each case, as necessary to obtaining the Financing set forth in the Debt Commitment Letter in an amount equal to the Financing Amount and to the extent within its control, (iv) consummate the Financing at the Closing, and (v) enforce its rights under the Debt Commitment Letter; provided that notwithstanding anything contained herein to the contrary, Purchaser shall not be required to pursue any Proceeding against any Financing Source; provided further that, the Debt Commitment Letter and any definitive agreements entered into in connection therewith may be amended, modified, replaced, waived, released or terminated, in each case, to the extent not prohibited by the terms of Section 6.13(d).

(b) Purchaser will give the Company prompt notice upon (A) becoming aware of any breach or default by any party to the Debt Commitment Letter or any definitive agreements relating thereto or (B) its receipt of any written notice from any Person with respect to (i) any failure to comply with the terms of the Debt Commitment Letter or any definitive agreements related thereto by any party thereto, (ii) any actual or threatened termination or repudiation (whether in whole or in part) of the Debt Commitment Letter or any definitive agreements related thereto by any party thereto or (iii) any dispute as to the amount of the Financing required to be funded at the Closing or the breach of any condition to obtain the Financing by any party to the Debt Commitment Letter or any definitive agreements related thereto. Upon the reasonable request of the Company, Purchaser will inform the Company in reasonable detail of any material development concerning the status of Purchaser’s efforts to arrange the Financing.

(c) If the Financing contemplated by the Debt Commitment Letter becomes unavailable on the terms and conditions contemplated therein (including any applicable “market flex” provisions), in whole or in part, for any reason, Purchaser will (i) promptly (and in any event within three (3) Business Days after becoming aware of any such event or circumstance) notify the Company thereof and (ii) use reasonable best efforts to arrange for and obtain alternative financing from the same or alternative sources in an amount equal to the Financing Amount (the “Alternative Financing”); provided that in no event will Purchaser be obligated to accept or pursue any Alternative Financing on terms and conditions that are less favorable to Purchaser (taken as a whole) than those in the Debt Commitment Letter in respect of the Financing which has become unavailable. Purchaser will deliver to the Company and the Sellers true, correct and complete copies of all contracts or agreements evidencing the commitment to provide such Alternative Financing; provided that any fee letter executed in connection with such commitment to provide any Alternative Financing will be redacted in the same manner as the Fee Letter. In the event any commitment for Alternative Financing is obtained, (x) any reference in this Agreement to any “Financing” will be deemed to include such Alternative Financing and (y) any reference in this Agreement to any “Debt Commitment Letter” will be deemed to include the commitment letter and the redacted fee letter in respect of such Alternative Financing.

(d) Without the prior written consent of the Company, Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter, or release or consent to the termination of the obligations of the sources of the Financing under the Debt Commitment Letter, if such amendment, modification, waiver, consent or termination or release (i) reduces the aggregate amount of the Financing below the Financing Amount (ii) imposes additional conditions precedent to the availability of the Financing or amends or modifies any of the existing conditions to the funding of the Financing in a manner that would prevent, or materially impede or delay, the funding of the Financing on the Closing Date or (iii) prevents or materially adversely impacts the ability of Purchaser to enforce its rights against the Financing Sources party to the Debt Commitment Letter (the actions described in clauses (i) through (iii), “Prohibited Modifications”). For the avoidance of doubt, (i) the Purchaser may amend, modify, replace, waive, release or consent to the termination of the Debt Commitment Letter or definitive agreements related thereto, in each case, so long as such action would not constitute or effect a Prohibited Modification and (ii) the commitments in respect of the Financing pursuant to the Debt Commitment Letter may be reduced or terminated pursuant to the mandatory reduction terms of the Debt Commitment Letter as in effect on the date hereof. In the event the Debt Commitment Letter is amended, modified, replaced or waived as permitted by this Section 6.13(d), (x) any reference in this Agreement to the “Financing” will be deemed to include the Financing under the Debt Commitment Letter as so amended, modified, replaced or waived and (y) any reference in this

Agreement to the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter as so amended, modified, replaced or waived. Purchaser will deliver to the Company and the Sellers true, correct and complete copies of any amendment, modification, supplement, consent or waiver to or under the Debt Commitment Letter promptly following execution thereof.

Section 6.14 Investment Advisor Contracts. The Company will use its reasonable best efforts to obtain, prior to the Closing, all consents and approvals to the continuation of each Investment Advisor Contract (the “Investment Advisor Contract Consents”), in accordance with, and subject to, the terms of this Section 6.14; provided, however, that in no event will the Sellers, any Group Company or any of their respective Affiliates be required to pay, or agree to pay, any fee, penalty, or other consideration to any Person for any such consent or approval. To the extent allowed by Law or unless affirmative written consent is required by the express terms of the applicable Investment Advisor Contract, and such term has not been deemed waived, consent to or approval of the continuance of an Investment Advisor Contract may take the form of a so-called implied or negative consent pursuant to which consent to and approval of continuance of the applicable Investment Advisor Contract upon Closing will be deemed granted if such Client has not responded, within sixty (60) days (or such other period as may be provided under the applicable Investment Advisor Contract) of receipt of prior written notice of the Transactions, by providing written notice of its refusal to consent or terminating, or providing written notice of its intention to terminate, the applicable Investment Advisor Contract. Purchaser will, and will cause each of its Affiliates to, cooperate with the Sellers and the Group Companies and furnish to each of them such reasonably necessary information and reasonable assistance as any of them may reasonably request in connection with the actions contemplated by this Section 6.14. In no event will obtaining any Investment Advisor Contract Consent be a condition to any of Purchaser’s obligations under this Agreement. In connection with obtaining consents and taking the other actions required by this Section 6.14, at all times prior to the Closing Date, the Company will take reasonable steps to keep the Purchaser reasonably informed of the status of obtaining such consents and, upon the Purchaser’s reasonable request, make available to the Purchaser copies of all such letters, notices, or executed consents and make available for the Purchaser’s inspection the originals of such consents and any related materials and other records relating to the consent process. Without limiting the foregoing, in connection with obtaining the consents required under this Section 6.14, the Purchaser will have the right to review in advance of distribution any notices or other materials to be distributed by any Group Company or any Company RIA to Clients and will have the right to have its reasonable comments reflected therein prior to distribution.

Section 6.15 Termination of Affiliate Transactions. Except for the Affiliate Transactions set forth on Section 6.15 of the Company Disclosure Schedule, the Sellers covenant and agree that, prior to or simultaneously with the Closing, they will cause the Group Companies to terminate, cancel, or otherwise unwind any and all Affiliate Transactions, whether existing as of the date of this Agreement or entered into after the date of this Agreement such that the Group Companies will have no outstanding Liabilities arising from or relating to such Affiliate Transactions from and after the Closing.

Section 6.16 Termination of Advisor360 Contracts. Purchaser will use its good faith efforts to utilize where appropriate the services provided under the Advisor360 Contract to determine whether any such services could be integrated into its business, provided, that, subject to the next sentence, Purchaser shall have no commitment or obligation to continue in effect the Advisor360 Contract or enter into any new Contract with Advisor360 LLC for the use of any such services in the business of the Group Companies or in the Purchaser’s other businesses. The Purchaser will not seek to terminate the Advisor360 Contract prior to June 1, 2026. On or prior to the Closing Date, the Sellers will, and will cause the counterparties to, amend the Advisor360 Contract, in a form reasonably acceptable to Purchaser, to ensure that (a) the counterparties to the Advisor360 Contract consent to such termination without any termination, cancellation or other monetary fee becoming payable by the Purchaser or the Group Companies pursuant to such termination, or (b) the Sellers, and not the Purchaser or the Group Companies, will be solely responsible to pay, or cause to paid, on the Company’s behalf, any termination or cancellation fee or penalty payable and the Purchaser and Group Companies will be fully released from any obligations with respect to the payment of any termination or cancellation fee becoming payable by the Purchaser or the Group Companies pursuant to such termination. Until Conversion, the Sellers and Joe Deitch and Matt

Deitch, in their capacities as officers, and directors, and indirect owners of Advisor360, LLC and (prior to the Closing) the Company, further covenant and agree to use reasonable best efforts to cause the counterparties to the Advisor360 Contract (including any further amendments to such Advisor360 Contract) to continue to abide by the terms and conditions of the Advisor360 Contract and perform all of their obligations thereunder, including operating the underlying business related to the Advisor360 Contract in the ordinary course of business and in compliance with all service level agreements included in the Advisor360 Contract and without material interruption. Until the earlier of (i) the effective date of termination of the Advisor360 Contract by the Purchaser or the Group Companies or (ii) 18 months after the Closing, the Sellers and each of Joe Deitch and Matt Deitch agree that they will not consent to, or take any action that in any manner effects, a direct or indirect change of control of Advisor360 LLC (whether by equity sale, merger or operation of law) or any sale, disposition or similar transaction resulting in the transfer of any material portion of the assets of Advisor360 LLC, in each case, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed). For clarity, in no event will either Joe Deitch or Matt Deitch be liable in their personal capacities (including as potential successors in interest or through similar theories of liability as it relates to any Seller) for any breach or alleged breach of their obligations under this Section 6.16, including as it may relate to a breach or alleged breach by Advisor360, LLC of the Advisor360 Contract.

Section 6.17 Interim AUM Statement. Within ten (10) Business Days following the last day of each month during the Interim Period, the Sellers will deliver to the Purchaser an updated version of the AUM Schedule to reflect any changes in Client Assets resulting from the immediately preceding month’s AUM Schedule. The Purchaser will have the opportunity to review and discuss each such AUM Schedule with the Sellers and to make reasonable requests for further information in connection therewith.

Section 6.18 Closing Date Client Assets Statement. The Sellers will deliver to the Purchaser a schedule (the “Closing Date Client Assets Statement”) setting forth the Client Assets as of the most recent calendar month end prior to the Closing Date not later than three (3) Business Days prior to the Closing Date (provided that the most recent calendar month end occurred at least three (3) Business Days prior the Closing Date). The Purchaser will have the opportunity to review and discuss the Closing Date Client Assets Statement with the Sellers and to make reasonable requests for further information in connection therewith.

Section 6.19 Closing Net Regulatory Capital Amount Statement. At least five (5) Business Days before the Closing, the Sellers will deliver to the Purchaser a statement of the Net Regulatory Capital Amount of the Company Broker-Dealer at the Closing and will certify that on the Closing Date such amount for the Company Broker-Dealer is not less than 120% of the regulatory minimum amount required by applicable Law, including the rules and regulations of the SEC and FINRA.

Section 6.20 Assistance with Financing.

(a) During the period from the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Sellers will, and will use their reasonable best efforts to cause the Group Companies and their respective Representatives to, provide customary cooperation as reasonably requested by Purchaser and its Affiliates, Subsidiaries and Representatives to assist Purchaser in the arrangement of the Financing, any Alternative Financing or any issuance of any debt securities or the incurrence of any other debt or equity financing in lieu of the Financing (such financing, the “Permanent Financing”), including to:

(i) cause senior officers of the Group Companies with appropriate seniority and expertise and Representatives of the Group Companies to participate in a reasonable number of meetings and conference calls (including meetings and conference calls with prospective lenders and investors), presentations, sessions with the Financing Sources, road shows, drafting sessions, or other similar meetings upon reasonable advance notice, in each case to the extent customarily required for the Financing, any Alternative Financing or the Permanent Financing;

(ii) reasonably cooperate with Purchaser, the Financing Sources and their Representatives in performing their reasonable due diligence, including causing appropriate senior management of the

Company with appropriate seniority and expertise and Representatives of the Group Companies to participate in customary due diligence sessions (including accounting due diligence sessions);

(iii) as promptly as practicable, reasonably assist with the preparation of customary offering and syndication documents and materials, including private placement memoranda, prospectuses, offering memoranda, SEC filings, bank information memoranda, lender and investor presentations, rating agency materials and presentations, and similar documents and materials reasonably required in connection with the Financing, any Alternative Financing or the Permanent Financing (including by executing customary authorization letters) and otherwise provide such readily available information regarding the Group Companies as reasonably requested by Purchaser in connection therewith;

(iv) furnish to Purchaser, as promptly as reasonably practicable, (A) the financial statements required by the Debt Commitment Letter (including, for the avoidance of doubt, any commitment letter with respect to any Alternative Financing) and (B) such other financial statements and other pertinent historical financial information regarding the Group Companies that is readily available as may be reasonably requested by Purchaser or that is reasonably requested by Purchaser to prepare applicable projections, pro forma financial statements or pro forma adjustments;

(v) assist with the preparation and negotiation and execution and delivery as of the Closing of any definitive financing documentation and the schedules and exhibits to the definitive financing documentation as may be reasonably requested by Purchaser;

(vi) cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Financing, any Alternative Financing or the Permanent Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Group Companies; and

(vii) provide to Purchaser and its Financing Sources at least four (4) Business Days prior to the Closing Date all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230) to the extent requested at least ten (10) Business Days prior to the Closing.

(b) The Sellers and the Company consent to the customary and reasonable use of the Group Companies’ logos in connection with any Financing, any Alternative Financing or the Permanent Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Group Companies or the reputation or goodwill of any of the Group Companies. In addition, each of the Sellers and the Company agree to use reasonable best efforts to alert Purchaser and its Affiliates and their respective Representatives, and to supplement the written information concerning the Group Companies provided pursuant to this Section 6.20 to the extent that any such Seller or Company becomes aware that such information contains any material misstatements of fact or omits to state any material fact necessary to make such information concerning the Group Companies, when taken as a whole, not misleading in any material respect.

(c) Notwithstanding anything in this Agreement to the contrary, (i) none of the Group Companies nor any of their respective Representatives will be required to (A) execute or enter into any certificate, instrument, agreement or other document purporting to take effect prior to the Closing Date (other than customary authorization letters in accordance with Section 6.20(a)(iii) above), (B) prepare pro forma financial statements or determine pro forma changes contemplated to be made as part of the transactions contemplated by this Agreement related to the Financing, (C) deliver financial information in a form not customarily prepared by any Group Company, or (D) deliver legal opinions or “comfort” letters, in each case of the foregoing clauses (A) through (D), in connection with the Financing, any Alternative Financing or the Permanent Financing and which will be effective prior to the Closing Date, (ii) nothing herein will require cooperation or other actions or efforts on the part of the Group Companies nor any of their respective Representatives in connection with the Financing, any Alternative Financing or the Permanent Financing to the extent it would unreasonably interfere with the business or operations of the Group Companies, (iii) no Group Company nor their respective Representatives will be required to pay any commitment or other similar fee that is not reimbursed by Purchaser, (iv) nothing herein will require the board of directors of any Group Company, prior to the Closing, to adopt resolutions approving or otherwise approve the agreements, documents or instruments pursuant to which the Financing, any Alternative Financing or the Permanent Financing is made to the extent any such approval would take effect prior to the Closing Date and (v) nothing herein will require any Group Company nor any of their respective Representatives to cooperate if it would result in any material violation of any applicable Law or any material Contract to which any Group Company is a party.

(d) Purchaser will indemnify and hold harmless the Company, the Sellers and each of their respective officers, directors, employees or agents from and against any and all losses, damages or liabilities suffered or incurred by any of them in connection with any of their cooperation or assistance with respect to the Financing, any Alternative Financing or the Permanent Financing provided in accordance with this Section 6.20 except, in each case, to the extent arising from any such Person’s bad faith, gross negligence or willful misconduct, in each case, as determined by a non-appealable, final judgment of a court of competent jurisdiction. Purchaser will from time to time, promptly upon written request by the Company or the Seller, reimburse the Sellers and the Company for any and all documented out of pocket expenses reasonably incurred by any of them in connection with any of their cooperation or assistance with respect to the Financing, any Alternative Financing or the Permanent Financing provided in accordance with this Section 6.20.

(e) Notwithstanding anything to the contrary set forth in this Agreement or the Confidentiality Agreement, it is understood and agreed that the Purchaser will be permitted to disclose any information provided pursuant to this Section 6.20 to (i) the Financing Sources subject to their confidentiality obligations under the Debt Commitment Letter (or subject to substantially equivalent confidentiality obligations, to the extent such Financing Sources are not party to the Commitment Letter) and any definitive agreements related thereto and (ii) otherwise to the extent reasonably necessary and consistent with customary practices in connection with the Financing, any Alternative Financing or the Permanent Financing subject to (other than in connection with any disclosure pursuant to a prospectus, offering memorandum or other marketing materials in connection with an offering of securities) customary confidentiality arrangements.

(f) Notwithstanding anything to the contrary, the Company will be deemed to have complied with this Section 6.20 for all purposes of this Agreement (including Article VII) unless the Financing has not been obtained as a result of the Group Companies’ breach of its obligations under this Section 6.20.

Section 6.21 SEC Appeal. The Sellers will (at their sole cost and expense) pursue and defend, and cause the Company and its Affiliates, as appropriate, to pursue and defend the interests of Commonwealth Equity Services in the SEC Appeal, retaining counsel of their choice and having the exclusive right to control the conduct of, pursue, manage, compromise or settle the SEC Appeal; provided that, neither the Sellers nor the Company, without the express written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), will agree to (and will cause Commonwealth Equity Services not to agree to) any settlement, compromise or disposition, that would include (x) any limitations on the Company or any of its Affiliates to conduct business, including any requirement to retain an independent compliance consultant or monitor, or to any action expected to result in an ineligibility, disapplication of a safe harbor or exemption, or a disqualification of the Company or any of its Affiliates, or of Purchaser, or any of their respective “officers,” “directors,” “security holders,” “employees,” or “associated persons” (as each such term is defined under the relevant Laws) under any federal or state securities or insurance Laws or (y) any amounts payable to resolve the dispute that would exceed the amounts in the SEC Escrow Account or require any Group Company to make any out-of-pocket payment after the Closing Date that would not be covered by the amounts in the SEC Escrow Account. The Sellers have established the SEC Escrow Account and funded it with the SEC Escrow Funds for the sole purpose of the payment of any Liabilities arising out of the SEC Appeal and related matters. Except to the extent of any distribution required in connection with, or following, a final judgment, order or settlement of the SEC Appeal, or as contemplated by the last sentence of this Section 6.21, the Sellers will not agree to distribute any funds from the SEC Escrow Account and ensure that the SEC Escrow Account contains at least $95,000,000 as of the Closing. Following the Closing, the Company will, in accordance with the terms of this Section 6.21, the SEC Escrow Agreement and in compliance with any final judgment, order or settlement, control the disbursement of funds from the SEC Escrow Account, subject to the approval of the Sellers (not to be unreasonably withheld, conditioned or delayed). The Company will, in connection with the SEC Appeal, use reasonable best efforts to cooperate with the Sellers with respect to the litigation and resolution of the SEC Appeal, including (a) making available all potentially relevant and reasonably requested information and documents within the Company’s or its Affiliates’ possession, custody, or control (which obligation will not be limited by claims of privilege or any other protection), (b) making available to meet or otherwise cooperate with the Sellers such individuals as the Sellers may reasonably request (including employees, attorneys, accountants, consultants and other professionals and representatives of the Company), and (c) promptly forwarding to the Sellers any correspondence received by the Company after the Closing Date relating to the SEC Appeal, in each case at the Seller’s sole cost and expense. The Sellers will promptly advise the Company of any material developments with respect to the status of the SEC Appeal. The Company or its Affiliates will promptly pay or cause to be paid to the Sellers (by wire transfer of immediately available funds in the amounts and to the account or accounts designated in writing by the Sellers) any cash remaining in the SEC Escrow Account following distribution of the SEC Escrow Funds to clients or the U.S. Treasury in accordance with a settlement of or final judgment in the SEC Appeal.

Section 6.22 Transition Assistance. The Purchaser will offer Transition Assistance to the Advisors as part of its recruitment, transfer and retention of the Advisors in accordance with Schedule 6.22.

Section 6.23 New Agreements. The Company will (and will cause its Subsidiaries to) cooperate with the Purchaser and its Affiliates and use its reasonable best efforts to assist the Purchaser and its Affiliates in entering into registered representative or financial adviser agreements (or similar agreements) by providing reasonable access, investment adviser representative agreements or other service agreements, as the case may be, with all Advisors.

Section 6.24 Further Assurance.

(a) Subject to the terms and conditions of this Agreement, each of the Purchaser and the Sellers agrees to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions.

(b) Subject to the terms and conditions of this Agreement, at any time and from time to time following the Closing at a Party’s request and without further consideration, the other Parties will execute and deliver to such requesting Party such other instruments of sale, transfer, assurance, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the Transactions.

(c) During the Interim Period, the Sellers and the Company will, and will cause the Company Broker-Dealer and each of their respective Representatives and Advisors, as applicable, to, cooperate as reasonably requested by the Purchaser or the Purchaser Broker-Dealer in connection with (i) provided that FINRA has not required the Parties to file, and the Parties have not filed, a single FINRA Joint Application as described in Section 6.4(d)(ii), the preparation of the FINRA Conversion Application, (ii) the termination following the Closing of any Contracts relating to the provision of clearing or custodian services or similar arrangements to any Group Company and (iii) the anticipated Conversion, including any coordination with respect thereto with any provider of clearing or custodian services. During the Interim Period, each of the Parties will (and will cause their respective broker-dealer subsidiaries to) cooperate in preparing the FINRA Conversion Application and will submit such application to FINRA no later than within three (3) Business Days of the approval by FINRA of the FINRA CiC Application. Thereafter during the Interim Period, upon FINRA’s request, the Parties will (and will cause their respective broker-dealer subsidiaries to) provide as promptly as possible such additional information as requested by FINRA in relation to the FINRA Conversion Application. Such cooperation efforts will include promptly making available additional information relating to a Party’s business, assets, properties or ownership as may be requested by FINRA, and taking such other actions requested by FINRA in connection with the FINRA Conversion Application. Each Party will pay its own costs and expenses associated with the FINRA Conversion Application.

Section 6.25 Non-Competition, Non-Solicitation and Non-Disparagement.

(a) Each Seller agrees that, from the Closing Date until the third (3rd) anniversary of the Closing Date (the “Restricted Period”), it will not, and will not cause its Affiliates to, directly or indirectly, solicit or induce, or in any manner attempt to solicit or induce, any employee, Advisor, consultant, independent contractor or other Person affiliated with any Group Company as of the Closing Date (each such Person, a “Restricted Person”) to terminate, curtail or materially change his or her employment, relationship, arrangement or affiliation with the Purchaser and its Affiliates, including the Group Companies or the Purchaser Broker-Dealer, or recruit or hire such Restricted Person, directly or indirectly, whether for or on behalf of itself or in conjunction with or on behalf of any other Person; provided, that the foregoing will not be violated by recruiting, soliciting or inducing, or taking any action otherwise prohibited by this Section 6.25(a) with respect to any Restricted Person (i) whose relationship with the Purchaser or its Affiliates, including the Group Companies, was terminated by the Purchaser or its Affiliates, including the Group Companies, without Cause, at any time following such termination or (ii) (A) who voluntarily resigned such Restricted Person’s relationship with the Purchaser or its Affiliates, including the Group Companies, or (B) whose relationship with the Purchaser or its Affiliates, including the Group Companies was terminated by the Group Companies for Cause, in either case of clauses (A) or (B), at least twelve (12) months prior to such action. General advertising (including online advertising) or other general solicitations that are not specifically targeted at a Restricted Person (including the use of recruitment or search firms), or hiring or engaging a Restricted Person who responds to any such general advertising or other general solicitation, will not constitute a violation of this Section 6.25(a).

(b) Each Seller agrees that during the Restricted Period it will not, and will not cause its Affiliates to, directly or indirectly solicit or encourage or attempt to solicit or encourage any Person who is a customer, Client, credit union, bank, financial institution (or prospective credit union, bank or financial institution), supplier, or vendor of any of the Group Companies as of the Closing Date to cease doing business or materially diminish the terms on which it does business with the Group Companies or the Purchaser and its Affiliates.

(c) Each Seller agrees that during the Restricted Period it will not, and will cause each of Joe Deitch, Matt Deitch, Peter Wheeler and their respective Affiliates not to, directly or indirectly, whether for or on behalf of itself or in conjunction with or on behalf of any other Person, whether as an owner, employee, consultant or otherwise, engage in any Restricted Business (as defined below), in each case, in the Restricted Area. For purposes of this Agreement, the term “Restricted Business” means the business of providing broker-dealer, investment advisory, custodial services and/or other related administrative and back office services to financial advisors (including through financial institutions) and their respective clients. Notwithstanding the foregoing, this Section 6.25(c) will not prohibit the Sellers or their Affiliates from (i) engaging, directly or indirectly, in the business of Advisor360, LLC, in a manner consistent in all material respects with (x) its business as it is currently conducted, or (y) natural evolutions of the business conducted by its peers in its market segment; provided, however, if such natural evolution could reasonably be viewed as competitive with the Restricted Business, then the Sellers will seek Purchaser’s consent (not to be unreasonably withheld, conditioned or delayed) for such evolution of the Advisor360, LLC business, (ii) engaging in the business of managing investment products or providing investment strategies for institutional clients or ultra-high net worth individuals, (iii) engaging in the business of a family or multi-family private wealth management office for which assets of the Seller or Affiliate constitute a significant portion of assets under management and which may include assets of a limited number of other ultra-high net worth families, (iv) serving as a director, employee, consultant, or other advisor of any Person that engages in or conducts (or is preparing to engage in or conduct) multiple lines of business, one or more of which is or would be a Restricted Business, so long as such Seller does not directly or indirectly provide services or assistance to, advise, or otherwise participate in the management or governance of, the business unit or units that is, are or would be competitive with the Restricted Business, or (v) the ownership by any Person of up to five percent (5%) of the securities of any Person. For purposes of this Agreement, the term “Restricted Area” means the United States.

(d) Each of the Parties acknowledges that the time, scope, geographic area and other provisions of this Section 6.25 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the Transactions. Each Seller acknowledges and agrees that the terms of this Section 6.25 (i) are reasonable in light of all of the circumstances, (ii) are sufficiently limited to protect the legitimate interests of the Purchaser and its Affiliates, (iii) impose no undue hardship on such Seller and (iv) are not injurious to the public. Each Seller acknowledges and agrees that the restrictive covenants and other agreements contained in this Section 6.25 are an essential part of this Agreement and the Transactions, constitute a material inducement to the Purchaser entering into and performing its obligations under this Agreement and are necessary for the protection of the legitimate business interests of the Purchaser in acquiring the Group Companies and realizing the value of the goodwill and assets of the Group Companies following Closing. Notwithstanding the foregoing, if any court of competent jurisdiction determines that any of the restrictive covenants or any part thereof is invalid or unenforceable because of the overbreadth of its duration, scope, geographic area, or any other reason, the parties agree that the court will have the power to modify or reform the restrictive covenant or any part thereof to the extent necessary to make it valid and enforceable, and to enforce the restrictive covenant as so modified or reformed. The Parties further agree that the existence of any claim or defense by each Seller to the enforcement of the restrictive covenants will not affect the validity or enforceability of the other provisions of this Agreement.

(e) From and after the Closing, each Seller agrees that it will not, and will cause its Affiliates not to, directly or indirectly, publicly libel, slander, disparage or otherwise make (or cause to be made) to any Person any disparaging, derogatory or false public statement, in writing, orally or otherwise, about the Group Companies in any manner that could reasonably be expected to be harmful to the business, business reputation or personal reputation of the Purchaser and its Affiliates (including the Group Companies) or any of their respective Representatives. From and after the Closing, Purchaser agrees that it will not, and will cause its Affiliates (including the Group Companies) not to, directly or indirectly, publicly libel, slander, disparage or otherwise make (or cause to be made) to any third Person any disparaging, derogatory or false public statement, in writing, orally or otherwise, about any Seller in a manner that could reasonably be expected to be harmful to any Seller or such Seller’s Affiliates, or the business, business reputation or personal reputation of any Seller or such Seller’s Affiliates. Notwithstanding the foregoing, it will not constitute a violation of this Section 6.25 for a Person to make truthful statements that are (x) required by applicable Law, regulation or legal process or (y) reasonably required to enforce any Person’s rights or to defend against a breach or threatened breach of the Transaction Documents, nor will it constitute a violation of this Section 6.25 for a Seller to make or cause to be made any statement regarding the Purchaser or its Affiliates (including the Group Companies), or any of their respective Representatives, that are reasonably related to, or reasonably necessary in the discharge of, such Seller’s duties as an employee or other service provider (including as an independent contractor, agent, consultant, adviser or sales representative) of Purchaser or its Affiliates (including the Group Companies).

(f) Each Seller and the Purchaser acknowledges that a breach or threatened breach of this Section 6.25 would give rise to irreparable harm to the Purchaser and the Sellers, respectively for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Seller or the Purchaser, respectively, of any such obligations, the Purchaser and the Sellers, respectively will, in addition to any and all other rights and remedies at law, including monetary damages, that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond) pursuant to the provisions of Section 10.10.

(g) The covenants contained in this Section 6.25 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written will not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction will not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.26 Privacy Matters. Prior to the Closing, Sellers shall cause the Group Companies to update the Employee Privacy Policy to provide notice to employees, consultants, job applicants and contingent workers that their Personal Information may be transferred in the event of a merger, acquisition or sale of the Group Companies’ assets.

Section 6.27 Loss Portfolio Transfer. As of the date of this Agreement, each Party is causing its respective captive insurance Affiliate to execute a loss portfolio transfer agreement (the “LPT Agreement”) between Claridge Insurance Co. (“Claridge”) and Sunstone Assurance II, LLC, Series CC-1, a series of Sunstone Assurance II, LLC, a Tennessee limited liability company (“Sunstone”). Sellers shall and shall cause Claridge to, and Purchaser shall and shall cause Sunstone to, perform all obligations and take all steps necessary to complete the transactions contemplated by the LPT Agreement (the “LPT”), including using reasonable best efforts to obtain all required regulatory approvals, and to cause the closing of the LPT to occur on the Closing Date simultaneously with the Closing. If for any reason the closing of the LPT does not occur on the Closing Date, then, in accordance with Section 10 of Policy Number EO-01-2025 issued by Claridge to the Group Companies (the “Current Claridge Policy”), Sellers shall cause the Current Claridge Policy to remain in full force and effect with respect to Wrongful Acts (as defined in the Current Claridge Policy) occurring before the Closing, and the Parties shall, and shall cause Claridge and Sunstone, to continue to use reasonable best efforts to close the LPT as soon as possible after the Closing Date.

Section 6.28 Sublease Guaranty Liability. From and after the Closing, the Sellers will indemnify Purchaser for all losses incurred or suffered by the Purchaser or the Group Companies arising out of the Sublease Guaranty dated December 21, 2018, by and between CFN Holding Company, LLC, Monster Worldwide, Inc. and Advisor360, LLC.

Section 6.29 Trademark Assignment. Prior to the Closing, the Sellers will obtain an assignment of the trademark registration “PREFERRED PORTFOLIO SERVICES” (U.S. registration no. 3900930), and all right, title and interest therein and thereto (including all goodwill associated therewith), from Advisor360, LLC to a Group Company.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation. The respective obligations of each Party to consummate the Transactions to occur at the Closing will be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) HSR Act. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, or other commitment not to close, will have been terminated or will have expired.

(b) FINRA Approval. FINRA will have delivered to the Parties the FINRA Approval, which approval will be in full force and effect.

(c) No Injunctions or Orders. No Law or Order will be in effect or in force enjoining, preventing or prohibiting consummation of the Closing or making the consummation of the Closing illegal.

Section 7.2 Conditions to Obligations of the Purchaser. The obligation of the Purchaser to consummate the Transactions to occur at the Closing is further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in clause (ii) of Section 3.7(a) (Absence of Certain Changes), the Company Fundamental Representations and the Seller Fundamental Representations will be true and correct in all respects as of the Closing Date as though then made (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date) and (ii) the other representations and warranties of the Company and the Sellers set forth in Article III, and Article IV, disregarding all qualifications and exceptions contained therein relating to materiality, Company Material Adverse Effect or Seller Material Adverse Effect, will be true and correct as of the Closing Date as though then made (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except, in the case of this clause (ii), where the failure to be true and correct has not had, in the case of the representations and warranties of the Company set forth in Article III, a Company Material Adverse Effect, and in the case of the representations and warranties of the Sellers set forth in Article IV, a Seller Material Adverse Effect.

(b) Performance of Obligations of the Company and the Sellers. The Company and the Sellers will have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing (including, for the avoidance of doubt, under Section 1.3).

(c) No Material Adverse Effect. Since the date hereof, there will not have been a Company Material Adverse Effect that is continuing.

(d) Officer’s Certificate. The Company and the Sellers will have delivered to the Purchaser a joint certificate of the Company and the Sellers dated as of the Closing Date, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(e) Minimum Regulatory Net Capital. The Net Regulatory Capital Amount of the Company Broker-Dealer at the Closing will not be less than 120% of the regulatory minimum amount required by applicable Law, including the rules and regulations of the SEC and FINRA.

Section 7.3 Conditions to Obligations of the Sellers and the Company. The respective obligations of each of the Sellers and the Company to consummate the Transactions to occur at the Closing is further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article V, disregarding all qualifications and exceptions contained therein relating to materiality or Purchaser Material Adverse Effect, will be true and correct as of the Closing Date as though then made (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct has not had and would not have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of the Purchaser. The Purchaser will have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Purchaser will have delivered to the Company and the Sellers a certificate of the Purchaser, dated as of the Closing Date, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Sellers, the Company, or the Purchaser may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as applicable, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate the Closing (subject to the applicable limitations herein) and the other Transactions to occur at the Closing or due to the failure of such Party to perform in all material respects its other obligations under this Agreement.

Section 7.5 Waiver of Closing Conditions. If the Closing occurs, all closing conditions set forth in this Article VII that have not been fully satisfied as of the Closing will be deemed to have been waived by the Parties.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a) by the mutual written consent of the Sellers and the Purchaser;

(b) by the Sellers, on the one hand, or the Purchaser, on the other hand:

(i) if the Closing will not have been consummated on or before the date that is nine (9) months following the date hereof (the “Outside Date”); provided, however, that if on the Outside Date all conditions set forth in Article VII other than the conditions set forth in Section 7.1(a) or Section 7.1(b) have been satisfied prior to the Outside Date, the Outside Date will automatically be extended for a period of ninety (90) days; and, provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) will not be available to a Party if the failure of the Closing to have been consummated on or before the Outside Date was due to the failure of such Party to perform any of its obligations under this Agreement; or

(ii) if any Order having the effect set forth in Section 7.1(c) will be in effect and will have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) will not be available to a Party if the issuance of such final, non-appealable Order was due to the failure of such Party to perform any of its obligations under this Agreement or if such Party will have failed to comply with its obligations under Section 6.4;

(c) by the Purchaser if the Company or the Sellers will have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), respectively, and (ii) cannot be cured by the Outside Date or, if capable of being cured, will not have been cured within thirty (30) days following receipt of written notice from the Purchaser stating the Purchaser’s intention to terminate this Agreement pursuant to this Section 8.1(c) and the basis for such termination; provided, that the Purchaser will not have the right to terminate this Agreement pursuant to this Section 8.1(c) if it is then in material breach of any representation, warranty, covenant or other agreement hereunder; or

(d) by the Sellers if the Purchaser will have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), respectively, and (ii) cannot be cured by the Purchaser by the Outside Date or, if capable of being cured, will not have been cured within thirty (30) days following receipt of written notice from the Sellers stating the Sellers’ intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination; provided, that the Sellers will not have the right to terminate this Agreement pursuant to this Section 8.1(d) if any Seller is then in material breach of any representation, warranty, covenant or other agreement hereunder.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof will be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement will forthwith become null and void (other than, this Section 8.2 and Article X (other than Section 10.10), all of which will survive termination of this Agreement), and there will be no liability on the part of the Purchaser, the Sellers, the Company, or their respective managers, directors, employees, officers or Affiliates hereunder; provided, however, that none of the Purchaser, the Sellers, or the Company will be relieved or released from any Liabilities or damages arising out of any willful breach of this Agreement prior to termination. For purposes of clarification, if the Purchaser does not close the Transactions in circumstances in which the Parties agree that all of the closing conditions set forth in Section 7.1 and Section 7.2 (other than conditions to be satisfied at the Closing) have been satisfied or waived, such event will be deemed to be a willful breach by the Purchaser of this Agreement. The Confidentiality Agreement will survive the termination of this Agreement in accordance with its terms. Notwithstanding anything to the contrary in this Agreement, if an award of damages is sought against the Purchaser for any alleged breach of this Agreement by the Purchaser occurring prior to the Closing, any such award of damages may not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by the Sellers, which benefit of the bargain damages, to the extent awarded, may be recoverable by the Sellers.

ARTICLE IX

CERTAIN TAX MATTERS

Section 9.1 Allocation of Purchase Price. For applicable income Tax purposes, the Parties will allocate the Final Closing Purchase Price together with applicable liabilities of the Group Companies, and any other costs, payments and other items required to be treated as “consideration” or sale proceeds or other adjustments required for applicable income Tax purposes (the “Allocable Consideration”), among the assets of the Group Companies in accordance with the applicable provisions of the Code and the Treasury Regulations, subject, in each case, to the allocation principles as reflected on Schedule 9.1. Within ninety (90) days following the final determination of the Final Closing Purchase Price pursuant to Section 2.2, the Purchaser will provide to Sellers’ Representative a draft allocation schedule (such allocation schedule, as finally determined pursuant to this Section 9.1, the “Tax Allocation Schedule”) allocating the Allocable Consideration among the assets of the Company, for Sellers’ Representative review and comment. If Sellers do not provide the Purchaser with comments within thirty (30) days following receipt of such draft Tax Allocation Schedule, Sellers will be deemed to have accepted such Tax Allocation Schedule as prepared by the Purchaser. If Sellers raise any timely objection to such Tax Allocation Schedule, the Parties will negotiate in good faith to resolve such objection(s). If the Parties are unable to resolve any such dispute, the dispute will be referred to the Valuation Firm, or another national recognized accounting firm that can resolve these types of disputes mutually acceptable by the Purchaser and the Sellers, for resolution in accordance with the procedures described in Section 2.2(d), and any determination by the Valuation Firm, or such national recognized accounting firm, will be final. The Purchaser and the Sellers’ Representative will file all Tax Returns (including, but not limited to IRS Form 8594) in a manner consistent with the Intended Tax Treatment (as defined below) and the Tax Allocation Schedule. Following the determination of the Tax Allocation Schedule, the Parties will cooperate in good faith to adjust such Tax Allocation Schedule to reflect any subsequent payments among the Parties that are treated as a purchase price adjustment for applicable income Tax purposes. Such adjusted Tax Allocation Schedule will be subject to review and resolution of timely raised disputes in the same manner as the initial Tax Allocation Schedule. No Party will take or permit others to take on its behalf any position (whether in connection with a Tax audit, a Tax Return, Tax proceeding, or otherwise) that is inconsistent with the Intended Tax Treatment or Tax Allocation Schedule unless required to do so pursuant to a final “determination” within the meaning of Section 1313(a) of the Code or other applicable Law. For the avoidance doubt, the Tax Allocation Schedule and the provisions of this Section 9.1 will not restrict any Party’s allocation of purchase price for financial accounting or other non-income Tax purposes.

Section 9.2 Tax Returns.

(a) The Sellers will prepare, or will cause to be prepared, all Pass-Through Returns and NHDC Returns of the Group Companies that are due after the Closing Date (taking into account applicable extensions) for all

Pre-Closing Tax Periods ending on or prior to the Closing Date (the “Seller Prepared Returns”). Except as otherwise required by applicable Law, all such Tax Returns will be prepared in a manner consistent with the past practice of the applicable Group Company. Prior to the filing of any Seller Prepared Return, the Sellers will deliver (or cause to be delivered) a draft of any such Tax Return to the Purchaser at least thirty (30) days prior to the date such Tax Return is to be filed and will permit the Purchaser to review and comment on such Tax Returns, and will consider such comments in good faith and reflect in such Tax Returns, such comments that the Sellers consider reasonable. The Purchaser will file the Seller Prepared Returns as prepared in accordance with this Section 9.2. To the extent permitted by applicable Laws, the Transaction Tax Deductions will be allocated to the Pre-Closing Tax Period. Notwithstanding the foregoing, the parties agree that the deductions for the Option Cancellation Payment Amount will be allocated to the Pre-Closing Tax Period. The Sellers shall determine in the applicable Seller Prepared Returns whether or not to make the safe harbor election set forth in IRS Revenue Procedure 2011-29 with respect to any Transaction Tax Deductions that are success-based fees.

(b) Other than Seller Prepared Returns, the Purchaser will prepare and file, or will cause to be prepared and file, all other Tax Returns of the Group Companies that are due after the Closing Date (taking into account applicable extensions) for any Pre-Closing Tax Period (the “Purchaser Prepared Returns”). Except as otherwise required by applicable Law, all such Tax Returns will be prepared in a manner consistent with the past practice of the applicable Group Company. Prior to the filing of any (i) Purchaser Prepared Return that is a Pass-Through Return or NHDC Returns of a Group Company, or (ii) an income Tax Return of a Group Company that could reasonably be expected to reduce any amount otherwise payable pursuant to Section 2.3 or Section 9.4, the Purchaser will deliver (or cause to be delivered) to the Sellers a draft of such Tax Return at least thirty (30) days prior to the date such Tax Return is to be filed, and will permit the Sellers to review and comment on such Tax Returns and consider such comments in good faith and will reflect in such Tax Returns, such comments that the Purchaser considers reasonable.

(c) In the event of any dispute with respect to the preparation of a Purchaser Prepared Return or a Seller Prepared Return, the parties will cooperate in good faith to resolve such dispute. If such dispute cannot be resolved within ten (10) days, then the dispute will be resolved by the Valuation Firm, or another national recognized accounting firm that can resolve these types of tax disputes mutually acceptable by the Purchaser and the Sellers, in accordance with the provisions set forth in Section 2.2(d); provided that if such dispute is not resolved prior to the due date of the applicable Tax Return, then such Tax Return will be filed in a manner reflecting the Purchaser’s position, and, following the resolution of such dispute, the Purchaser will promptly amend (or otherwise modify) the applicable Tax Return as necessary to reflect the resolution of such dispute.

Section 9.3 Tax Claim Provisions.

(a) The Purchaser, on the one hand, and the Sellers, on the other hand, will provide the other with the notice of any audit, examination, action, or proposed adjustment by any Governmental Authority with respect to any (x) Pass-Through Return of the Group Companies for any Pre-Closing Tax Period (a “Pass-Through Tax Claim”) or (y) income Tax Returns of a Group Company for any Pre-Closing Tax Period that could reasonably be expected to reduce any amount otherwise payable pursuant to Section 9.4 (an “Income Tax Claim”) within ten (10) days of receipt of such notice (each such Pass-Through Tax Claim or Income Tax Claim, a “Tax Claim”). The Sellers, at their sole cost and expense, will have the right (if they notify Purchaser of their desire to control such Pass-Through Tax Claim within ten (10) Business Days of receiving notice from Purchaser pursuant to the prior sentence) (1) to control the conduct of any Pass-Through Tax Claim for which Sellers would reasonably be expected to have any liability under this Agreement or by operation of applicable Law (each such Tax Claim, a “Seller Controlled Tax Claim”), (2) to employ counsel of its choice at its own expense, and (3) to settle any issues and to take any other actions in connection with such Seller Controlled Tax Claim; provided, however, that (i) the Purchaser, at its sole cost and expense, will have the right (but not the duty) to participate in any such Seller Controlled Tax Claim, including having an opportunity to comment on any written materials prepared and provided to any Governmental Authority in connection therewith, and attending any conferences relating to such Seller Controlled Tax Claim; (ii) the Sellers will keep the Purchaser reasonably informed on a timely basis regarding the progress and substantive aspects of any Seller Controlled Tax Claim and (iii) no Seller will enter into any settlement or compromise with respect to any Seller Controlled Tax Claim without obtaining the Purchaser’s prior written consent thereto, which will not be unreasonably conditioned, withheld, or delayed.

(b) The Purchaser will have the right to control the conduct of any Tax Claim that is not a Seller Controlled Tax Claim, including any Pass-Through Tax Claim that the Sellers’ did not timely elect to control and any Income Tax Claim (each such Tax Claim, a “Purchaser Controlled Tax Claim”), to employ counsel of its choice at its own expense, and to settle any issues and to take any other actions in connection with such a Purchaser Controlled Tax Claim, provided, however, with respect to any Purchaser Controlled Tax Claim that involves a Pass-Through Tax Claim or an Income Tax Claim (i) the Sellers, at their sole cost and expense, will have the right (but not the duty) to participate in any such Purchaser Controlled Tax Claim, including having an opportunity to comment on any written materials prepared and provided to any Governmental Authority in connection therewith and attending any conferences relating to any such Purchaser Controlled Tax Claim; (ii) the Purchaser will keep the Sellers reasonably informed on a timely basis regarding the progress and substantive aspects of any Purchaser Controlled Tax Claim; and (iii) the Purchaser will not enter into or cause the Group Companies to enter into any settlement or compromise of such Purchaser Controlled Tax Claim without obtaining the applicable Sellers’ prior written consent thereto, which consent will not be unreasonably conditioned, withheld, or delayed.

(c) Notwithstanding anything to the contrary herein, each Group Company that is or was treated as a partnership for U.S. federal income tax purposes will not make a “push out” election under Section 6226 of the Code (and any corresponding election available under applicable state or local law) with respect to any imputed underpayment of or with respect to any Group Company for any Pre-Closing Tax Period.

Section 9.4 Tax Refunds. Any Tax refund, or credit in lieu of a Tax refund, including by application of any overpayments of Taxes (including any interest paid or credited with respect thereto but net of any reasonable out of pocket expenses incurred by the Purchaser or the Group Companies in obtaining such refunds) with respect to the Group Companies for any Pre-Closing Tax Period included in Section 9.4 of the Company Disclosure Schedule (a “Tax Refund”), will be for the account of the Sellers of such Group Company and the Purchaser will pay the applicable Sellers any such Tax Refund by wire transfer of immediately available funds to the applicable Sellers within ten (10) days after the sooner of receipt thereof, entitlement thereto or application thereof, (“Refund Payment”); provided, however, no such Refund Payment made with respect to a Tax Refund (or portion thereof in the case of (ii)) that: (i) was attributable to a taxable period (or portion thereof) other than a Pre-Closing Tax Period, (ii) was taken into account in the final determination of Net Working Capital Amount, Net Regulatory Capital Amount, or Indebtedness, but, with respect to determination of the Company Tax Liability Amount to be included in Indebtedness, only to the extent such Refund Payment actually reduced the Final Closing Purchase Price, or (iii) is attributable to the carryback of a Tax attribute (including a net operating loss, net capital loss, foreign tax credit, or research and development credit) arising in a taxable period (or portion thereof) beginning after the Closing Date. The Purchaser and the applicable Group Company will use reasonable best efforts to promptly take actions necessary to obtain any Tax Refund. Notwithstanding anything to the contrary in this Agreement, Section  9.4 of the Company Disclosure Schedule may be updated by Sellers anytime up until the Closing.

Section  9.5 Post-Closing Actions. Except as otherwise contemplated by this Agreement, Purchaser will not, and will not cause or permit, any Group Company to, (i) file or amend or otherwise modify any Tax Return (including filing a Tax Return for a Group Company in a new jurisdiction that such Group Company has not previously filed a Tax Return (other than a new jurisdiction that such Group Company commenced business activity in such jurisdiction since January 1, 2024 and has not yet filed a Tax Return in such jurisdiction)) that relates in whole or in part to any Pre-Closing Tax Period, (ii) make, revoke, or change any election for, or that has retroactive effect to, any Pre-Closing Tax Period (iii) voluntarily approach any Governmental Authority with respect to Taxes or Tax Returns with respect to any Pre-Closing Tax Period, (iv) extend or waive any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, or

(v) take any action on the Closing Date after the Closing, other than in the ordinary course of business consistent with the past custom and practice (other than actions contemplated by this Agreement (including the payment of the Transaction Expenses Amount or Indebtedness or any other payments attributable to the Transactions that are economically borne by the Sellers)), that, in each case, would reasonably be expected to result in any liability with respect to Taxes to the Sellers (or their respective beneficial owners) under this Agreement (including under Section 2.3 or Section 9.4) or otherwise by application of applicable Law, in each case, without the prior written consent of the Sellers (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, following the date on which the Final Closing Purchase Price has become final, conclusive and binding pursuant to this Agreement, this Section 9.5 will only apply with respect to (1) income Tax Returns of the Group Companies that could reasonably be expected to reduce any amount otherwise payable pursuant to Section 9.4, and (2)  Pass-Through Returns, and the Taxes reflected on such Tax Returns.

Section 9.6 Transfer Taxes. The Purchaser, on the one hand, and the Sellers, on the other hand, will each pay and be responsible for 50% of all transfer, documentary, sales, use, registration and real property transfer or gains tax, stamp tax, excise tax, stock transfer tax and other similar Taxes with respect to the Transactions (collectively, “Transfer Taxes”), and any penalties, interest or other additions with respect to Transfer Taxes. The Purchaser and the Sellers will cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes and will cooperate in good faith to minimize the amount of any such Transfer Taxes payable in connection herewith. The Purchaser will file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes.

Section 9.7 Cooperation. Following the Closing, the Purchaser, the Sellers and the Group Companies will cooperate with and make available to the other Parties, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing that are necessary or useful in connection with any Tax matters (including the preparation of any Tax Returns and any Tax Claim or any other matter requiring any such books and records, information or employees for any reasonable business purpose). Following the Closing, the Purchaser will cause the Group Companies to retain all applicable Tax Returns, books and records, and workpapers for Pre-Closing Tax Periods for a period of at least seven (7) years following the Closing Date. The Parties further agree to use their reasonable good faith efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Taxes that could be imposed on any Group Company or otherwise related to the transactions contemplated herein.

Section 9.8 Straddle Periods. For all purposes of this Agreement, in the case of any Straddle Period, the amount of any Taxes of the Group Companies not based upon or measured by income, activities, events, or upon the level of any item, gain, receipts, proceeds, profits, or similar items that is attributable to the applicable Pre-Closing Tax Period will be deemed to be the amount of such Tax item for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes for a Straddle Period that relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose and otherwise for the purposes of determining liabilities for Taxes hereunder, the taxable period of any partnership, including any “controlled foreign corporation” within the meaning of Section 957 of the Code, in which any Group Company holds an interest will be deemed to end as of the close of business on the Closing Date); provided, however, that, any item determined on an annual or periodic basis (such as deductions for depreciation and real estate Taxes) will be apportioned on a daily basis.

Section 9.9 Tax Elections. No election under Section 336(e) or Section  338 of the Code, or any similar provision of state, local or foreign law, may be made with respect to the Transactions.

Section 9.10 Tax Treatment. The parties to this Agreement acknowledge and agree that the sale and purchase of all of the Company Equity Interests will be treated for federal and appliable state and local income tax purposes (i) as to the Sellers, as a sale of the Company Equity Interests by the Sellers, and (ii) as to the Purchaser, as a purchase of all of the assets of the Company and assumption of all of the liabilities of the Company, in both cases, in accordance with Revenue Ruling 99-6 (Situation 2), 1999-1 C.B. 432. Notwithstanding the foregoing, if Odd Couple transfers its Company Equity Interests to Gratitude prior to the Closing Date as set forth in Section 6.1(b), the parties to this Agreement acknowledge and agree that the sale and purchase of all of the Company Equity Interests will be treated for federal and appliable state and local income tax purposes as a purchase and sale of all of the assets of the Company and assumption of all of the liabilities of the Company. The parties to this Agreement agree to report the sale and purchase of the Company Equity Interests consistent with this Section 9.10 (the “Intended Tax Treatment”), unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. Consistent with the Intended Tax Treatment, final federal and applicable state and local income tax returns for the Company will be prepared in accordance with Section 9.2(a) for the taxable period ending on the Closing Date.

ARTICLE X

MISCELLANEOUS

Section 10.1 No Survival of Representations and Warranties and Certain Covenants. Each of the representations and warranties, and each of the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance at or prior to the Closing), of the Parties set forth in this Agreement or in any other Transaction Document or in any document contemplated hereby or thereby, or in any certificate or instrument delivered in connection herewith or therewith, will terminate effective immediately as of the Closing, such that (a) no claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Closing against any Party (or any Non-Recourse Party) and (b) there will be no liability after the Closing in respect thereof; provided, that the foregoing will not (i) prevent any claim of Actual Fraud or (ii) limit the rights of the Purchaser (or any Affiliate thereof) under the R&W Insurance Policy, which will be solely governed by its own rights as set forth thereunder. Each covenant or agreement contained herein which explicitly contemplates performance after the Closing will so survive the Closing in accordance with its terms. This Article X will apply even if (a) the R&W Insurance Policy is never issued by an insurer, (b) the R&W Insurance Policy is revoked, cancelled, or modified after issuance, or (c) the Purchaser (or any Affiliate thereof) makes a claim under the R&W Insurance Policy that is denied by the insurer(s) (or any managing general agent or underwriter thereunder).

Section 10.2 Acknowledgement by the Purchaser.

The Purchaser acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its and their respective Representatives) that: (a) it has conducted to its reasonable satisfaction its own independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Group Companies and has been afforded reasonable access to the books and records, facilities and personnel of the Group Companies for purposes of conducting such investigation and verification, (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions, (c) the Seller Representations constitute the sole and exclusive representations and warranties of the Sellers in connection with the Transactions, (d) except for the Company Representations by the Companies and the Seller Representations by the Sellers, none of the Group Companies, the Sellers or any other Person makes, or has made, any other express or implied representation or warranty with respect to the Sellers, the Group Companies, or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to the Purchaser or its Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the

Transactions, including meetings, calls or correspondence with management of the Group Companies or the Sellers, and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of the Group Companies, or the quality, quantity or condition of the Group Companies’ assets) are specifically disclaimed by the Sellers, the Group Companies and all other Persons (including the Representatives of the Company or its Subsidiaries, and the Sellers and their Affiliates and their respective Representatives) and (e) the Purchaser and its Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company and the Seller Representations by the Sellers. In connection with the Purchaser’s investigation of the Group Companies, the Purchaser has received certain projections, including projected statements of operating revenues and income from operations of the Group Companies and certain business plan information. The Purchaser acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Purchaser is familiar with such uncertainties and that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Without limiting the foregoing provisions of this paragraph, the Purchaser hereby acknowledges and agrees that none of the Sellers, the Company or its Subsidiaries, or any of their respective current or former Affiliates or Representatives is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and that the Purchaser has not relied on any such estimates, projections or other forecasts or plans. The Purchaser further acknowledges and agrees that, except in the case of Actual Fraud, from and after the Closing (i) none of the Sellers, the Company or its Subsidiaries, or any other Person will have or be subject to any liability to the Purchaser, the Company, or any other Person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any such estimates, projections or forecasts or any other information, document or material provided to or made available to the Purchaser or its Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions and (ii) the Purchaser and its Affiliates have not relied on any such information, document or material. The Purchaser acknowledges and agrees that it will not assert, institute or maintain any Proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 10.2. The Sellers will have the right to enforce this Section 10.2 on behalf of any Person that would be benefitted or protected by this Section 10.2 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable.

Section 10.3 Fees and Expenses. Except as otherwise expressly provided herein, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement will be paid by the Party incurring or required to incur such fees or expenses.

Section 10.4 Amendment or Supplement. This Agreement may be amended or supplemented in any and all respects by written agreement of the Sellers  and the Purchaser by a duly authorized officer.

Section 10.5 Waiver. At any time prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party, (b) extend the time for the performance of any of the obligations or acts of any other Party or (c) waive compliance by any other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties; provided, that the Purchaser may assign its rights, interests and obligations hereunder to its Affiliates but such assignment will not relieve such Party of its obligations or liabilities hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.6 will be null and void.

Section 10.7 Counterparts. This Agreement may be executed in counterparts (each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement) and will become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic communication or otherwise) to the other Parties.

Section 10.8 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Disclosure Schedule and Exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement and the other Transaction Documents (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Indemnitees and the Sellers under Section 6.8, (ii) the rights of the Non-Recourse Parties under Section 10.17, (iii) the rights of the Retained Counsel under Section 10.18 and (iv) as otherwise expressly provided herein, is not intended to and will not confer upon any Person other than the Parties any rights or remedies hereunder. The Confidentiality Agreement will (A) survive termination of this Agreement in accordance with its terms and (B)  terminate as of the Closing.

Section 10.9 Governing Law; Jurisdiction.

(a) This Agreement and disputes or controversies arising out of, in connection with, or relating to this Agreement or the Transactions, will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Other than disputes submitted to the Valuation Firm pursuant to Section 2.2 (which will be addressed in accordance with the procedures set forth in Section 2.2) (i) all Proceedings arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) no Party will attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any Proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each Party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 10.9 in any such Proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article X. However, the foregoing will not limit the right of a Party to effect service of process on the other Party by any other legally available method.

Section 10.10 Specific Performance. Each of the Parties acknowledges that the rights of each Party to consummate the Transactions are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Party would have no adequate remedy at Law. The Parties further agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to, but not in lieu of, any other remedies that may be available upon the breach of any such covenants or agreements (including monetary damages and remedies), each Party will have the right to seek injunctive or other equitable relief to restrain a breach or threatened breach of, or otherwise to specific performance of, the other Parties’ covenants and agreements contained in this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, at law or in equity, without the necessity of proving the inadequacy of money damages, and hereby waives (i) any defenses in any Proceeding for an injunction, specific performance or other equitable relief, including the defense that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity, and (ii) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

Section 10.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.12 Disclosure Schedules. The disclosures in each Disclosure Schedule are to be taken as relating to the representations and warranties of the Company or to each Seller as a whole, as applicable, notwithstanding the fact that such Disclosure Schedule is arranged by sections corresponding to the sections in this Agreement or that a particular section of this Agreement makes reference to a specific section of such Disclosure Schedule and notwithstanding that a particular representation and warranty may not make a reference to such Disclosure Schedule; provided, that the application of such disclosure to such section of such Disclosure Schedule is reasonably apparent from the face of such disclosure. The inclusion of information in each Disclosure Schedule will not be construed as an admission that such information is material to the Company, any of its Subsidiaries or such Seller, as applicable. In addition, matters reflected in each Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in a Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party will use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in a Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party will use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.

Section 10.13 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via e-mail to the e-mail address set out below (unless the sender receives a “bounceback” or other failure to deliver message notification), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and other communications, in each case to the respective Parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

If to the Purchaser or, following the Closing, the Company, to:

LPL Holdings, Inc.

c/o LPL Financial LLC

1055 LPL Way

Fort Mill, SC 29715

Attention: Robert S. Hatfield III and Taylor Denson, Legal Department

Email: Robert.Hatfield@lplfinancial.com; Taylor.Denson@lplfinancial.com with a copy (which will not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, New York 10022

Attention: Stephen Besen and Robert Cardone

Email: stephen.besen@aoshearman.com; robert.cardone@aoshearman.com

If to the Sellers or, prior to the Closing, the Company, to:

CFN Holding Company, LLC

29 Sawyer Road, Waltham, MA, 02453

Attention: Peggy Ho, SVP General Counsel & Chief Risk Officer

Email: pho@commonwealth.com

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Attention: Marko Zatylny

      Stephanie Lapidus

Email: Marko.Zatylny@ropesgray.com

    Stephanie.Lapidus@ropesgray.com

Section 10.14 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 10.15 Definitions. As used in this Agreement, the following terms have the meanings ascribed to them below:

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“2024 Balance Sheets” has the meaning set forth in Section 3.6(a).

“Accounting Principles” means the accounting methods, policies, principles, practices and procedures, set forth on Exhibit A.

“Acquisition Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Gratitude, the Company or any of its Subsidiaries, any purchase of all or substantially all of the assets of the Group Companies, taken as a whole, or all or a substantial part of the Company Equity Interests, or Equity Securities of any Group Company, other than the Transactions and other than issuances of Company Equity Interests to officers, managers, directors or employees that would only occur if this Agreement is terminated prior to the Closing.

“Actual Fraud” means knowing and intentional Delaware common law fraud committed by a Party in the making of the representations by such Party in Article III, Article IV or Article V, with actual knowledge of such Party that such representations were false when made and with the intention of inducing the Person to whom such representations are made to act in reliance thereon to such Person’s detriment, and that doing so causes the Person to which such representations are made, in reasonable reliance upon such representation and with no actual knowledge of the falsity of such representation, to take or refrain from taking action and suffer damage as a result thereof (for the avoidance of doubt, the Parties expressly agree and acknowledge that “Actual Fraud” does not include, and following Closing the Parties will have no remedy in respect of, equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, unjust enrichment, or any torts or other claim based on negligence or recklessness (including based on constructive knowledge or negligent misrepresentation) or any other equitable claim).

“Adjustment Reference Time” means 11:59pm (Eastern Time) on the day immediately preceding the Closing Date.

“Advisers Act” means the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder from time to time in effect.

“Advisor” means any Person, whether engaged as an employee or independent contractor, who is registered, licensed, associated, or qualified (a) with Commonwealth Equity Services as a “registered principal” or “registered representative” (each as defined in FINRA’s rules) or (b) who is an “investment adviser representative,” as defined in Rule 203A-3 under the Advisers Act, of a Company RIA, who is acting in its capacity as such, and who is not separately registered or required to be separately registered as an investment adviser under the Advisers Act or corresponding other jurisdiction.

“Advisor360 Contract” means the Software License Agreement, effective July 1, 2020, by and between Advisor360°, LLC and Commonwealth Equity Services, LLC, as amended June 29, 2023, November 28, 2023, June 28, 2024 and July 31, 2024.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, that for purposes of Section 3.21, “Affiliate” will not include any Group Company.

“Affiliate Transactions” has the meaning set forth in Section 3.21.

“Agreement” has the meaning set forth in the preamble.

“AI Outputs” means any and all content, data, assessments, predictions or materials of any nature that is generated in whole or in any material respect from Generative AI Technology.

“Allocation Schedule” means a spreadsheet delivered pursuant to Section 2.1 and Section 2.3, which sets forth the following information with respect to each Seller or Optionholder: (i) the names of all such holders and their respective addresses and where available, taxpayer identification numbers; (ii) the number of Company Equity Interests held by such Seller or underlying Company Options held by such Optionholder; (iii) the exercise price for the Company Options held by each Optionholder; (iv) the portion of Estimated Closing Purchase Price and any post-Closing payments pursuant to Section 2.3, if any, allocated to each such Seller and Optionholder (expressed as a percentage and in the case of the Estimated Closing Purchase Price, a dollar amount); and (v) the Pro Rata Share of each such holder.

“Alternative Financing” has the meaning set forth in Section 6.13(c).

“Anti-Corruption Laws” means anti-bribery and anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977.

“Anti-Money Laundering Laws” means anti-money laundering Laws.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Associated Person” means, in the case of the Company Broker-Dealer, any person that would be deemed: (i) a “person associated with a broker or dealer” as set forth in 15 U.S. Code § 78c(a)(18), (ii) an “associated person” as defined in FINRA Rule 1011(b) or (iii) a “person associated with a member” as set forth in clause (ee) of the FINRA By-Laws, and in the case of a Company RIA, any person as defined in 15 U.S. Code § 80b–2(a)(17).

“Audited Financial Statements” has the meaning set forth in Section 3.6(a).

“AUM Measurement Date” means December 31, 2024.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.2(a).

“Base Purchase Price” has the meaning set forth in Section 2.1(b).

“BD Compliance Policies” has the meaning set forth in Section 3.10(l).

“Business Day” means a day except a Saturday, a Sunday or other day on which the banks in New York, New York or Boston, Massachusetts are closed.

“Cash” means all cash and cash equivalents (including deposits in transit, automatic drafts from customer accounts and credit card receivables and excluding outstanding checks and wire transfers that have been sent but not yet cleared) determined and calculated in accordance with US GAAP.

“Cash Amount” means the amount, which may be positive or negative, of all Cash, minus all Cash (including any investment securities) held at Commonwealth Equity Services or otherwise included in the Net Regulatory Capital Amount and minus all Restricted Cash, held by the Group Companies as of the Adjustment Reference Time; provided, that the Cash Amount will be reduced by any distributions or payments of Cash made after the Adjustment Reference Time and before the Closing directly or indirectly (x) to any Seller, (y) to pay off or reduce any amount that would otherwise be included in the Indebtedness Amount or Transaction Expenses Amount or (z) to reduce the Company Tax Liability Amount. For the avoidance of doubt, Cash Amount shall exclude any amounts held in the SEC Escrow Account. Exhibit B attached hereto set forth an example of the calculation of the Cash Amount as of December 31, 2024.

“Cause” means, (a) with respect to the termination of an Advisor, a termination due to (i) the cancellation or non-renewal of any required license or registration of such Advisor, (ii) the occurrence of any event that would require an affirmative response to question 14 on Form U-4 or question 7 of Form U-5, (iii) a material breach by such Advisor of the relevant Contract(s) between a Company RIA and such Advisor, or (iv) the occurrence of any type of misconduct by such Advisor that results in a statutory disqualification under Section 3(a)(39) of the 1934 Act, that can result in a censure, placing of limitations, suspension, or bar by the SEC under Section 203(f) of the Advisers Act, or similar provisions under other applicable Law, and (b) with respect to the termination of an employee, will have the meaning ascribed to it in the employee’s employment agreement with any Group Company or, if no such definition exists, will mean a termination due to (i) the employee’s commitment of any fraud, embezzlement or other act of dishonesty or gross misconduct against any Group Company or any of their customers, (ii) the employee’s attempt to profit from any transaction in which the employee has an undisclosed interest adverse to any Group Company or any of their customers, or (iii) the employee’s commitment of any criminal act that has a direct adverse effect on any Group Company or any of their customers.

“CFN Newport Rabbi Trust” means the trust established pursuant to the Rabbi Trust Agreement entered into between Commonwealth Equity Services, LLC and Newport Trust Company as of March 28, 2023.

“CFN Matrix Rabbi Trust” means the trust established pursuant to the Rabbi Trust Agreement entered into between Commonwealth Equity Services, LLC and Matrix Trust Company as of May 2, 2018.

“Claridge” has the meaning set forth in Section 6.27.

“Clayton Act” means the Clayton Act of 1914, as amended.

“Client” means, as the context so requires, either a Person (a) to whom Commonwealth Equity Services provides brokerage services through an Advisor; or (b) who is party to an Investment Advisor Contract with a Company RIA (doing business through an Advisor).

“Client Account” means, with respect to any Client, any brokerage account, investment advisory account or other account serviced by an Advisor.

“Client Assets” means the aggregate assets held in Client Accounts serviced by Advisors, excluding (a) group retirement plans (including 401(k), 403(b) and 457 plans), (b) TAMP Accounts and (c) assets held in Client Accounts serviced by Advisors who are affiliated with an independent registered investment advisor that is not a wholly-owned Subsidiary of the Company.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Client Assets Statement” has the meaning set forth in Section 6.18.

“Closing Option Consideration” has the meaning set forth in Section 1.4.

“Closing Statement” has the meaning set forth in Section 2.2

“Code” means the Internal Revenue Code of 1986.

“Commitment Letter” has the meaning set forth in Section 5.8.

“Commonwealth Equity Services” means Commonwealth Equity Services, LLC (doing business as Commonwealth Financial Network).

“Company” has the meaning set forth in the preamble.

“Company Broker-Dealer” means Commonwealth Equity Services, LLC (d/b/a “Commonwealth Financial Network”). The Company Broker-Dealer is, from time to time in this Agreement, referred to as “Commonwealth Equity Services”.

“Company Data” means all data Processed in connection with the operation of the respective businesses of the Group Companies, including Personal Information.

“Company Data Systems” means all Data Systems owned or purported to be owned by any of the Group Companies, or used by or held for use in connection with the respective businesses of any of the Group Companies.

“Company Disclosure Schedule” has the meaning set forth in the preamble to Article III.

“Company Employee” means each individual who is an employee of any of the Group Companies as of immediately prior to the Closing (including employees on vacation, leave of absence, short or long-term disability leave), and for the avoidance of doubt, will exclude any Advisors.

“Company Equity Interests” has the meaning set forth in the recitals.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization, Standing and Organizational Power), Section 3.2(a) (Authority; Noncontravention), Section 3.4(a) (Subsidiaries), Section 3.5 (Capitalization), and Section 3.18 (Brokers and Other Advisors).

“Company Intellectual Property” has the meaning set forth in Section 3.14(b).

“Company Material Adverse Effect” means any change, event, occurrence, fact, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on (a) the financial condition, business and results of operations of the Group Companies taken as a whole or (b) the ability of the Sellers or the Company to consummate any of the Transactions or perform any of their respective obligations under this Agreement or the Transaction Documents; provided, however, that in the case of the foregoing clause (a) only, none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any change, event, occurrence, fact, circumstance or development attributable to (i) the announcement or pendency of the Transactions, including any employee attrition and any impact on revenues or relationships with registered representatives, investment adviser representatives, Advisors, Clients, suppliers, distributors, or any other Persons having business dealings with the Company or any of its Subsidiaries; (ii) (x) conditions affecting the industry in which the Group Companies participate, or (y) general political or economic conditions, the economy as a whole or the financial and capital markets in general (including currency fluctuations and interest rates or the price of any security or market index) or the markets in which the Group Companies operate; (iii) compliance with the terms of, or the taking of any action required or permitted by, this Agreement; (iv) any change in applicable Laws or the interpretation thereof; (v) any change in GAAP or other accounting requirements or principles or the interpretation thereof; (vi) the failure of the Group Companies to meet or achieve the results set forth in any projection or forecast (provided, that this clause (vi) will not prevent a determination that any change, event, occurrence, fact, circumstance or development underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change, event, occurrence, fact, circumstance or development, or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (vii) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; or (viii) the effect (including the worsening) of any epidemic, pandemic or disease outbreak, or any law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “shut down”, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any change in such law, directive, pronouncement or guideline or interpretation thereof following the date hereof or the Group Companies’ compliance therewith, except, in the case of clauses (ii)(x), (iv), (v), (vii) and (viii), to the extent that such change has a disproportionate effect on the Group Companies, taken as a whole, relative to other participants in the industry in which the Group Companies operate. For the avoidance of doubt, the loss or attrition of any Advisors, Clients or Client Assets or any revenue associated therewith not attributable to changes, events, occurrences, facts, circumstances or developments described in clauses (i) through (viii) of the preceding sentence, which may include, for example, any such loss or attrition attributable to changes, events, occurrences, facts, circumstances or developments instead attributable to the operations or technology platforms of the Group Companies themselves, may be taken into account in determining whether there has been or will be a Company Material Adverse Effect, provided, however, that any reduction in the value of Client Assets as a result of market fluctuations or changes in financial and capital markets in general (including currency fluctuations and interest rates or the price of any security or market index) will be disregarded for the purposes of determining whether there has been a loss or attrition of Client Assets.

“Company Option” means an option to purchase a membership interest of the Company issued under the Company Option Plan.

“Company Option Plan” means the Company Amended and Restated 2018 Equity Option Plan, as the same may be amended from time to time.

“Company Organizational Documents” means the certificate of incorporation and bylaws of the Company, as in effect as of the date hereof.

“Company-Owned IP” means any and all Intellectual Property owned or purported to be owned by any Group Company (whether exclusively or jointly with another Person), including any and all Owned Software.

“Company Permits” has the meaning set forth in Section 3.10.

“Company Plans” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other plan, program, agreement, policy, or arrangement, whether or not reduced to writing, that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and all other retirement, incentive equity or equity-based, bonus or incentive compensation, defined benefit pension, deferred compensation, profit sharing, severance compensation or employment agreement, plan or arrangement, for any employee or other individual service provider of any Group Company, that any Group Company sponsors, maintains or to which any Group Company contributes, is required to contribute, or has any liability.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article III of this Agreement, as modified by the Company Disclosure Schedule.

“Company RIAs” mean Commonwealth Equity Services (d/b/a “Commonwealth Financial Network”) and Commonwealth Continuum Advisors, LLC (and each, a “Company RIA”).

“Company SEC Regulated Entities” mean the Company Broker-Dealer and the Company RIAs (and each, a Company SEC Regulated Entity).

“Company Service Providers” has the meaning set forth in Section 3.19(a).

“Company Tax Liability Amount” means the current accrued and unpaid income Tax liabilities of the Group Companies as of the Closing Date, which amount shall not be less than zero for any jurisdiction. The Company Tax Liability Amount will (i) be determined as of the end of the day on the Closing Date, (ii) take into account the Transactions, but excluding the effects of any financing arrangements entered into by the Purchaser or any of its Affiliates or any other actions taken outside of the ordinary course of business on the Closing Date after the Closing (other than payments contemplated by this Agreement (including the payment of the Transaction Expenses Amount or Indebtedness or any other payments attributable to the Transactions that are economically borne by the Sellers)), (iii) be prepared in accordance with the past practices of the Group Companies, (iv) be reduced by applicable estimated Tax payments and overpayments of Taxes of the Group Companies except to the extent such amounts are listed on Section 9.4 of the Company Disclosure Schedule,

(v) take into account in the Pre-Closing Tax Period that includes the Closing Date any Transaction Tax Deductions of the Group Companies to the maximum extent permitted under applicable Law, (determined for this purpose excluding any success-based fee as deductible), (vi) solely take into account income Tax liabilities of the Group Companies for jurisdictions where the Group Companies filed Tax Returns for the taxable year ending December 31, 2023, or where the Group Companies commenced business activities since January 1, 2024, (vii) solely take into account income Tax liabilities for any Pre-Closing Tax Period (A) ending after December 31, 2023, for which final Tax Returns have not yet been filed or (B) including the Closing Date, (viii) be calculated in accordance with the principles set forth in Section 9.8, (ix) exclude any amounts for which a member of the Group Companies is entitled to reimbursement and/or indemnification by any other Person (other than by another Group Company), (x) without regard to any Tax elections made or actions taken at the direction of the Purchaser after the Closing, (xi) without regard to any income Taxes attributable to transactions outside the ordinary course of business and not otherwise contemplated by this Agreement on the Closing Date after the Closing, (xii) without regard to any liabilities for accruals or reserves established or required to be established under GAAP methodologies with respect to contingent income Taxes or with respect to uncertain Tax positions, (xiii) without regard to all deferred Tax liabilities established or required to be established for GAAP purposes, (xiv) taking into account any overpayments of income Taxes of the Group Companies with respect to the prior Pre-Closing Tax Period as reductions of the liability for income Taxes for the Pre-Closing Tax Period (or portion thereof) ending on the Closing Date except to the extent such amounts are listed on Section 9.4 of the Company Disclosure Schedule, (xv) by excluding in taxable income the aggregate amount of any adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), whether payable currently or in installments that in each case would not otherwise be included in taxable income on the Closing Date and excluding any such adjustments made in connection with the transactions contemplated by this Agreement, and (xvi) by excluding any income attributable to deferred revenue or prepaid amounts (or other deferred amounts) that in each case would not otherwise be included in taxable income on the Closing Date.

“Confidentiality Agreement” means the amended and restated non-disclosure agreement, dated March 11, 2025, by and between LPL Holdings, Inc. and the Company.

“Contract” means any written and binding loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other binding agreement.

“Conversion” means the transfer of Client Assets and brokerage and advisory services from the transfer agents, clearing brokers or custodians, as applicable, associated with such assets immediately prior to such transfer, to the Purchaser Broker-Dealer or its designated Affiliate.

“Current Claridge Policy” has the meaning set forth in Section 6.27.

“D&O Claim” has the meaning set forth in Section 6.8(a).

“Data Security Incident” means any (i) unauthorized or unlawful access to, or acquisition or disclosure of, unencrypted Company Data requiring notice under applicable Privacy Laws and Requirements; or (ii) a ransomware, denial of service (DoS) or other cyberattack that results in a material monetary loss or material business disruption to a Group Company.

“Data Systems” means any and all information or communications technology or systems, assets or equipment, including computers, hardware, Software, databases, servers, networks, workstations, routers, hubs, switches and data communication lines (including all related documentation).

“Debt Commitment Letter” has the meaning set forth in Section 5.8.

“Disclosure Schedule” means the Company Disclosure Schedule, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule.

“Employee Privacy Policy” means the Company Privacy Policy for California Employees, dated as of January 2023.

“Environmental Law” means all Laws relating to pollution or the protection of the environment or human health (as it relates to exposure to Hazardous Materials).

“Equity Securities” of any Person means (a) the capital stock, units, membership interests or other similar equity securities of such Person and (b) any options, profits interests, warrants or other securities convertible or exchangeable for such capital stock, units, membership interests or other equity securities.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with any Group Company as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Account” has the meaning set forth in Section 1.3(a)(vi).

“Escrow Agent” means such third party escrow agent mutually agreed to by the Purchaser and the Sellers.

“Escrow Agreement” means an escrow agreement by and among the Purchaser, the Sellers and the Escrow Agent, in such form to be agreed by and among such parties promptly following the date of this Agreement.

“Escrow Amount” has the meaning set forth in Section 1.3(a)(vi).

“Estimated Cash Amount” has the meaning set forth in Section 2.1(a).

“Estimated Closing Purchase Price” has the meaning set forth in Section 2.1(b).

“Estimated Closing Statement” has the meaning set forth in Section 2.1(a).

“Estimated Indebtedness Amount” has the meaning set forth in Section 2.1(a).

“Estimated Interim Period Transition Assistance Amount” has the meaning set forth in Section 2.1(a).

“Estimated Net Regulatory Capital Amount” has the meaning set forth in Section 2.1(a).

“Estimated Net Working Capital Amount” has the meaning set forth in Section 2.1(a).

“Estimated Transaction Expenses Amount” has the meaning set forth in Section 2.1(a).

“Existing D&O Policies” has the meaning set forth in Section 6.8(c).

“Fast Track” has the meaning set forth in Section 6.4(d).

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended.

“Fee Letter” has the meaning set forth in Section 5.8.

“Final Closing Purchase Price” has the meaning set forth in Section 2.1(c).

“Financial Controls” has the meaning set forth in Section 3.6(c).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Financing” has the meaning set forth in Section 5.8.

“Financing Sources” means the entities that have committed to provide all or any portion of the Financing, any Alternative Financing or the Permanent Financing or other financing in replacement thereof (including the parties to the Debt Commitment Letter and any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates and their (and their respective Affiliates’) current, former and future officers, directors, employees, partners (general or limited), trustees, equity holders, controlling parties, members, managers, accountants, consultants, attorneys, advisors, agents and representatives and, in each case, their successors and permitted assigns.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FINRA Approval” means the written approval by FINRA of the FINRA CiC Application or, if FINRA requires a single FINRA Joint Application in relation to the Transactions, of the FINRA Joint Application, in each case, imposing no material restrictions or conditions on the Company Broker-Dealer or the Purchaser Broker-Dealer.

“FINRA CiC Application” means a continuing membership application prepared and submitted to FINRA by the Company Broker-Dealer, seeking approval pursuant to FINRA Rule 1017(a)(4) of a change in the equity ownership or partnership capital of the Company Broker-Dealer that results in Purchaser directly or indirectly owning or controlling 25% or more of the equity or partnership capital of such firm.

“FINRA Conversion Application” means a single continuing membership application jointly prepared, and submitted following the approval of the FINRA CiC Application to FINRA by the Company Broker-Dealer and Purchaser Broker Dealer, seeking approval: (i) pursuant to FINRA Rule 1017(a)(3) of the transfer of registered representatives and assets associated with the Company Broker-Dealer, which business generates revenues composing 25% or more in the aggregate of such firm’s earnings measured on a rolling thirty-six (36) month basis; and (ii) pursuant to FINRA Rule 1017(a)(5) of a material change in business operations to the Purchaser Broker-Dealer resulting from the Purchaser’s acquisition of the Company Broker-Dealer, including the Conversion and change in custodian.

“FINRA Joint Application” means a single continuing membership application jointly prepared, and submitted to FINRA by the Company Broker-Dealer and Purchaser Broker Dealer, seeking approval: (i) pursuant to FINRA Rule 1017(a)(4) of a change in the equity ownership or partnership capital of the Company Broker-Dealer that results in Purchaser directly or indirectly owning or controlling 25% or more of the equity or partnership capital of such firm; (ii) pursuant to FINRA Rule 1017(a)(3) of the transfer of registered representatives and assets associated with the Company Broker-Dealer, which business generates revenues composing 25% or more in the aggregate of such firm’s earnings measured on a rolling thirty-six (36) month basis; and (iii) pursuant to FINRA Rule 1017(a)(5) of a material change in business operations to the Purchaser Broker-Dealer resulting from the Purchaser’s acquisition of the Company Broker-Dealer, including the Conversion and change in custodian.

“GAAP” means generally accepted accounting principles in the United States, as consistently applied in the Audited Financial Statements for purposes of calculating items within the Closing Statement, but otherwise from time to time as applicable, but no later than the date hereof.

“Generative AI Technology” means any and all generative artificial intelligence software, system, product or service, including but not limited to OpenAI’s ChatGPT, that is designed to generate, create and/or synthesize outputs based on training data.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority (including self-regulatory organizations such as FINRA) or other governmental instrumentality.

“Group Company” and “Group Companies” means, collectively, the Company and each of its Subsidiaries.

“Hazardous Materials” means any substance, material or waste that is listed, classified or regulated under Environmental Law as “toxic,” “hazardous” a “contaminant,” a “pollutant” or words of similar meaning.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax Claim” has the meaning set forth in Section 9.3(a).

“Indebtedness” means, without duplication and determined in accordance with the Accounting Principles, all liabilities and obligations of the Group Companies (provided, that clauses (c) through (q) will exclude the liabilities and obligations of Commonwealth Equity Services): (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments (including the Shareholder Loans Indebtedness Amount owed to Gratitude), (c) for financing or capital lease obligations (without giving effect to Accounting Standards Codification 842, or any similar accounting principle) (for the avoidance of doubt, excluding any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is not and is not required to be accounted for as a capital lease or finance lease on the balance sheet of that Person), (d) in respect of amounts actually drawn and not reimbursed under letters of credit and bankers’ acceptances, (e) the Company Tax Liability Amount, (f) the deferred purchase price, contingent payments or acquisition price of property or services, including “earn-outs” and “seller-notes” at the maximum amount payable (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (g) created or arising under any conditional sale or other title retention agreement with respect to acquired property, (h) under any interest rate, currency swap or other hedging or derivative agreement or arrangement, (i) any loans, advances, or other financial assistance received or applied for under the CARES Act, or any other similar federal, state, or local program or legislation enacted in response to the COVID-19 pandemic, whether or not such loans, advances, or other financial assistance are subject to forgiveness, repayment, or other terms and conditions, (j) any accrued and unpaid monetary obligations arising from any Proceedings, (k) any deferred revenue associated with any of the Group Companies other than Company SEC Regulated Entities, (l) any accrued unpaid transition assistance or other monetary incentives that any of the Group Companies have committed under Contract to pay the Advisors, excluding Interim Period Transition Assistance, (m) the extent of any net liability position in respect of (1) the Commonwealth Financial Network Executive Deferred Compensation Plan, taking into account the funds held in the CFN Newport Rabbi Trust and (2) the Commonwealth Financial Network Deferred Compensation Plan, taking into account the funds held in the CFN Matrix Rabbi Trust (in each case, excluding any obligation thereunder to fund any such trust in excess of 100% of accrued liabilities), (n) intercompany payables or payables to Affiliates, excluding ordinary course payments made pursuant to the Advisor360 Contract, (o) any cash incentive amounts with respect to compensation contracts of recruiters or business development activities that are earned but unpaid as of the date hereof (p) without duplication of any such obligations, any guarantee of any of the obligations referred to in the foregoing clauses (a) through (o), and (q) any unpaid interest, prepayment penalties, premiums, make-wholes, costs and fees that would arise or become due as a result of the prepayment on the Closing Date of any of the obligations referred to in the foregoing clauses (a) through (n), regardless of whether any such obligations are actually paid on the Closing Date; provided, that Indebtedness will not include any intercompany indebtedness between or among the Group Companies, any operating lease Liabilities, any undrawn letters of credit, or any amounts included in the calculation of Restricted Cash, the Net Working Capital Amount, the Net Regulatory Capital Amount, the Transaction Expenses Amount, the Interim Period Transition Assistance Amount, or the Option Cancellation Payment Amount.

“Indebtedness Amount” means, without duplication, the amount of Indebtedness of the Group Companies, on a consolidated basis, as of the Adjustment Reference Time; provided, that, the calculation of clause (e) of Indebtedness (i.e., the Company Tax Liability Amount) will be determined as of the end of the Closing Date; and provided, further that such amount will be increased to reflect any incurrence of or increase in Indebtedness made after the Adjustment Reference Time and before the Closing and decreased to reflect any reduction of Indebtedness made after the Adjustment Reference Time and before the Closing, provided, further that any such deduction shall only be made to the extent that the Cash Amount is reduced by any distributions or payments of Cash made after the Adjustment Reference Time and before the Closing directly or indirectly to pay off or reduce any amount that would otherwise be included in the Indebtedness Amount.

“Indemnitee(s)” has the meaning set forth in Section 6.8(a).

“Intellectual Property” means, in any and all jurisdictions throughout the world, all rights in or arising out of the following: (a) patents, patent applications and statutory invention registrations, including continuations, continuations-in-part, divisionals, reissuances, extensions and reexaminations thereof (collectively, “Patents”), (b) trademarks, trade names, service marks, corporate names and other indicia of source or origin, whether registered or unregistered, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing (collectively, “Trademarks”), (c) copyrights and works of authorship, databases and data collections, whether or not registered or published, and any applications for registration of any of the foregoing (collectively, “Copyrights”), (d) rights in Software and technology, (e) Internet domain name registrations, and social media accounts and identifiers (collectively, “Domain Names”), (f) trade secrets, know-how, and other rights in any confidential and proprietary information or data (whether or not patentable), including inventions, improvements, algorithms, processes, techniques, research and development (including testing) information, specifications, plans, proposals, and customer lists and information (collectively, “Trade Secrets”), and (g) other intellectual property rights.

“Interim AUM Statement” has the meaning set forth in Section 6.17.

“Interim Period” means the period beginning on the date of this Agreement and ending on the earlier of (a) the Closing Date and (b) the date of termination of this Agreement.

“Interim Period Transition Assistance” means the transition assistance and other retention incentives paid to Advisors (in the form of forgivable or non-forgivable loans) during the Interim Period only to the extent that such transition assistance and other retention incentives are provided in accordance with the guidelines set forth in Schedule 10.15 attached hereto.

“Interim Period Transition Assistance Amount” means the aggregate amount of the Interim Period Transition Assistance.

“Investment Advisor Contract” means each Contract between a Company RIA, doing business through an Advisor, and any Person, under which the Company RIA, through such Advisor, acts as investment adviser to, manages an investment or trading account of or provides Investment Management Services to, such Person within the meaning of Section 205 of the Advisers Act.

“Investment Advisor Contract Consents” has the meaning set forth in Section 6.14.

“Investment Management Services” means any and all services that involve: (a) the management of an investment account or fund (or portion thereof or a group of investment accounts or funds) for compensation; (b) the giving of advice with respect to the investment and/or the reinvestment of securities or the selection of funds (or any group of funds, including separately-managed accounts) for compensation; or (c) otherwise acting as an “investment adviser” within the meaning of the Advisers Act or the Investment Company Act of 1940.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means, when used with respect to the Sellers or the Company or any of its Subsidiaries, the actual knowledge, after having made reasonable inquiry (including reasonable inquiry of those employees who are direct reports of such individuals), as of the date hereof, of the following individuals: Wayne Bloom, Trap Kloman, Jon Cleasby, Paul Tolley and Peggy Ho.

“Laws” means any federal, state, local or foreign law (including common law), statute, or other binding ordinance, code, rule, Order or regulation of a Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.16(b).

“Leases” has the meaning set forth in Section 3.16(b).

“Liabilities” means any and all debts, liabilities, commitments or obligations of any kind, nature or character, whether direct or indirect, accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated or determined or determinable, whether arising in the past, present or future.

“Liens” means any pledge, hypothecation, lien, charge, encumbrance, deed of trust, mortgage, easement, encroachment and security interest in or on any asset, or property.

“LPL-Affiliated Advisor” means those financial professionals who are party to a registered representative agreement with the Purchaser or its Affiliates, including after the Closing, Commonwealth Equity Services.

“LPT” has the meaning set forth in Section 6.27.

“LPT Agreement” has the meaning set forth in Section 6.27.

“Material Contract” has the meaning set forth in Section 3.17(a).

“Net Regulatory Capital Amount” means the net regulatory capital of Commonwealth Equity Services as of the Adjustment Reference Time, calculated in accordance with Rule 15c3-1 under the 1934 Act and applicable rules and regulations of the SEC and FINRA. Exhibit C-3 attached hereto sets forth an example of the calculation of the Net Regulatory Capital Amount as of December 31, 2024. Such calculation is included for reference purposes only, and notwithstanding anything to the contrary, the Company and the Sellers do not make any representation or warranty, and will not incur any liability, in respect thereof.

“Net Working Capital Amount” means (i) current assets (excluding Cash, Restricted Cash, forgivable loans, transition assistance and other retention incentives, deferred tax assets and income Tax assets) of the Group Companies (other than Commonwealth Equity Services) as of the Adjustment Reference Time, minus (ii) current Liabilities (excluding deferred Tax Liabilities, income Tax Liabilities and any amounts included in the Interim Period Transition Assistance Amount, the Indebtedness Amount or the Transaction Expenses Amount) of the Group Companies (other than Commonwealth Equity Services) as of the Adjustment Reference Time, in each of the immediately preceding clauses (i) and (ii), to the extent such current assets and current

Liabilities are designated as such on Exhibit C-1 attached hereto and calculated in accordance with the Accounting Principles. No amounts included in the calculation of the Net Regulatory Capital Amount shall be included in the Net Working Capital Amount and no amounts included in the calculation of the Net Working Capital Amount shall be included in the Net Regulatory Capital Amount. Exhibit C-2 attached hereto sets forth an example of the calculation of the Net Working Capital Amount as of December 31, 2024.

“New Plans” has the meaning set forth in Section 6.11(b).

“Non-Recourse Party” means, with respect to a Party, any of such Party’s former, current and future direct or indirect equity holders, controlling Persons, directors, managers, officers, employees, legal counsel, financial advisors, agents, Representatives, Affiliates, members, general or limited partners, successors or assignees (or any former, current or future equity holder, controlling Person, director, manager, officer, employee, legal counsel, financial advisors, agent, Representative, Affiliate, member, general or limited partner, successor or assignee of any of the foregoing).

“NHDC Returns” means the following two Tax Returns (and associated forms) of the Company, (1) the District of Columbia Form D-30, and (2) the New Hampshire Business Enterprise/Profits Tax Form BT-Summary.

“Objections Statement” has the meaning set forth in Section 2.2(d).

“Off-the-Shelf Software” means any off-the-shelf, click-through, or similar generally commercially available Software that is non-exclusively licensed to any Group Company.

“Open Source Software” means any Software or other materials that are used, licensed or distributed (i) as “free software” (as defined by the Free Software Foundation), (ii) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (opensource.org/licenses) including, but not limited to, the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Apache license, the MIT license, the BSD and any BSD-like license, or (iii) under any substantially similar licensing or distribution model.

“Option Cancellation Payment Amount” means the aggregate amount of Closing Option Consideration payable in respect of outstanding Company Options pursuant to Section 1.4.

“Optionholder” means a holder of an outstanding Company Option.

“Order” means any injunction, judgment, decision, order, decree, writ or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority.

“Outside Date” has the meaning set forth in Section 8.1(b)(i).

“Owned Software” means any and all Software owned or purported to be owned by any Group Company (whether exclusively or jointly with another Person).

“Party” has the meaning set forth in the preamble.

“Pass-Through Return” means any Tax Return (such as an IRS Form 1065 or 1120-S and associated Forms K-1 and corresponding state and local Tax Returns) with respect to income Taxes and which (a) a Group Company is treated as a flow-through entity for purposes of such Tax Return, and (b) any of the income, gain, losses, deductions or other Tax items of a Group Company reflected on such Tax Returns are allocated to, and reflected on the Tax Returns of, the Sellers (or their respective beneficial owners for applicable income Tax purposes). By way of example and without limitation, Tax Returns primarily concerning property Taxes, sales and use Taxes, payroll Taxes, and withholding Taxes are not Pass-Through Returns.

“Pass-Through Tax Claim” has the meaning set forth in Section 9.3(a).

“Payoff Letters” has the meaning set forth in Section 1.3(b)(v).

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established; (ii) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, warehousemen’s, landlords’ and other statutory Liens securing obligations that are (a) not yet due and payable or (b) (1) the validity of which are being contested in good faith by appropriate proceedings and incurred in the ordinary course of business and (2) for which adequate reserves have been established in accordance with GAAP; (iii) zoning, entitlement, building and other land use Laws or regulations imposed by Governmental Authorities; (iv) covenants, conditions, restrictions, easements, rights-of-way, encroachments and other similar matters of record affecting title to the Leased Real Property that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the Group Companies’ businesses; (v) matters that would be disclosed by an inspection, title policy, title report or survey with respect to each applicable real property or by an investigation of title with respect to same; (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) terms and conditions of the leases or other occupancy agreements pursuant to which any Group Company is a tenant or occupant disclosed in Section 3.16(b) of the Company Disclosure Schedule; (viii) Liens set forth on Section 10.15(a) of the Company Disclosure Schedule; (ix) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; (x) other imperfections of title or encumbrances, if any, which do not, individually or in the aggregate, materially impair the continued use, value and operation of the assets to which they relate in the business of the Company and its Subsidiaries, as presently conducted, and (xi) transfer restrictions of general applicability as may be provided under the Securities Act and other applicable foreign or domestic securities Laws.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof.

“Personal Information” means any information that constitutes personal information, personal data or any similar term concerning personal information or personal information that identifies an individual under any Contract, Laws or written privacy policies of the Group Companies.

“Pre-Closing Reorganization” has the meaning set forth in Section 6.1(b).

“Pre-Closing Tax Period” means a taxable period ending on or prior to the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Privacy Laws and Requirements” means (a) any Laws regulating the Processing of Personal Information; (b) any privacy- or data security- related industry standards to which any of the Group Companies are legally or contractually bound or has publicly represented with which it complies; (c) all Contracts between any of the Group Companies and any Person that are applicable to the Processing of Personal Information; and (d) all written policies and procedures of the Group Companies relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies and internal information security procedures.

“Pro Rata Share” means, with respect to each Seller and Optionholder, the percentage set forth opposite such holders name under the heading “Pro Rata Share” on the Allocation Schedule.

“Proceeding” means any action, charge, proceeding, demand, claim investigation, arbitration, litigation or suit (whether civil, criminal or administrative) by or before any Governmental Authority or arbitrator.

“Process(ing)” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages, faxes, and emails), storage, maintenance, processing (including by automated means), recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prohibited Modifications” has the meaning set forth in Section 6.13(d).

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Broker-Dealer” means LPL Financial LLC.

“Purchaser Controlled Tax Claim” has the meaning set forth in Section 9.3(b).

“Purchaser Material Adverse Effect” means any change, event, occurrence, fact, circumstance or development that would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Purchaser of the Transactions.

“Purchaser Prepared Returns” has the meaning set forth in Section 9.2(b).

“R&W Insurance Costs” means the total costs and expenses relating to such R&W Insurance Policy, including any premium, Taxes, underwriting fees, due diligence fees, brokerage commissions any other costs and expenses of such R&W Insurance Policy.

“R&W Insurance Policy” means any buyer-side representations and warranties insurance policy (collectively, with the binder agreement associated therewith and any policies excess thereto) obtained by Purchaser or Affiliate thereof in connection with the transactions contemplated by this Agreement.

“Records” means all data, books, records, marketing materials, training modules and other literature and instruments (including in electronic form or through electronic media) of the Seller and its Affiliates relating to the Advisors or the Client Accounts, including those that are required to be maintained pursuant to Section 17(a) of the 1934 Act, Section 204 of the Advisers Act, FINRA, state securities and insurance regulators and other applicable rules of any applicable Governmental Authority.

“Refund Payment” has the meaning set forth in Section 9.4.

“Regulatory Agreement” has the meaning set forth in Section 3.9.

“Regulatory Documents” has the meaning set forth in Section 3.10(i).

“Repaid Indebtedness” has the meaning set forth in Section 1.3(a)(v).

“Representatives” means, with respect to any Person, the advisors, attorneys, accountants, consultants, investment bankers, agents, experts or other representatives (in each case solely to the extent acting in such capacity on behalf of such Person) retained by such Person or any of its controlled Affiliates, together with directors, managers, officers, members, partners, shareholders (or other equityholders) and employees of such Person and its Subsidiaries.

“Restricted Cash” means, without duplication, any Cash, security deposits or marketable securities held by any Group Company (other than Commonwealth Equity Services) (a) as a rent or security deposit with a third party, (b) as collateral or in respect of obligations of any third party, (c) on behalf of a Client or other counterparty, (d) in trust or in escrow and in respect of any acquisition, purchase or sale agreement, or (e) subject to any contractual, legal or regulatory restrictions or encumbrances that limit or prevent the use or access of such Cash, security deposits or marketable securities by any Group Company for its general corporate purposes; provided, that for avoidance of doubt, “Restricted Cash” will not include any amounts included in the calculation of the Net Regulatory Capital Amount.

“Restricted Period” has the meaning set forth in Section 6.25(a).

“Restricted Person” has the meaning set forth in Section 6.25(a).

“Restrictive Covenant Agreements” means, collectively, the restrictive covenants agreements, dated as of the date hereof, by and between the Purchaser and each of Joe Deitch, Matt Deitch and Peter Wheeler.

“Retained Counsel” has the meaning set forth in Section 10.18.

“Sanctioned Country” means any country or territory that is the target of comprehensive, country-wide or territory-wide Sanctions, which as of the date of this Agreement, comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine.

“Sanctioned Person” means any Person targeted by Sanctions or resident, domiciled, organized, or ordinarily located in a Sanctioned Country.

“Sanctions” means economic, financial, or trade sanctions, embargoes, or other restrictive trade measures administered by the United States, the United Kingdom, the European Union, the United Nations, and any other Governmental Authority where the Group Companies operate.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Appeal” means the appeal by Commonwealth Equity Services, LLC of the decision of the United States District Court for the District of Massachusetts in Securities and Exchange Commission v. Commonwealth Equity Services, LLC d/b/a Commonwealth Financial Network, filed on May 3, 2024 in the United States Court of Appeals for the First Circuit, 24-1427 (1st Cir.), and any proceedings that (a) may occur following the decision of the First Circuit in such appeal or (b) are related to the underlying facts of such appeal.

“SEC Escrow Account” means the separate account of Commonwealth Equity Services, LLC at JPMorgan Chase Bank, N.A. opened pursuant to the SEC Escrow Agreement.

“SEC Escrow Agreement” means the Escrow Agreement dated May 2, 2024 by and between Commonwealth Equity Services, LLC and JPMorgan Chase Bank, N.A.

“SEC Escrow Funds” means the amount in cash held in the SEC Escrow Account.

“Securities Act” has the meaning set forth in Section 3.4.

“Seller” and “Sellers” have the meanings set forth in the preamble.

“Seller Controlled Tax Claim” has the meaning set forth in Section 9.3(a).

“Seller Disclosure Schedule” has the meaning set forth in the preamble to Article IV.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, and Section 4.5.

“Seller Material Adverse Effect” means any change, event, occurrence, fact, circumstance or development that would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Sellers of the Transactions.

“Seller Prepared Returns” has the meaning set forth in Section 9.2(a).

“Seller Related Parties” has the meaning set forth in Section 6.12(b).

“Seller Representations” means the representations and warranties of each Seller expressly and specifically set forth in Article IV of this Agreement, as modified by the Seller Disclosure Schedule (for the avoidance of doubt, the Seller Representations are made solely by the Sellers).

“Shareholder Loans” means, collectively, the Subordinated Promissory Note dated January 1, 2023, by and between the Company and Gratitude and the Subordinated Promissory Note dated December 15, 2023, by and between the Company and Gratitude.

“Shareholder Loans Indebtedness Amount” means, as of the Closing Date, the amount necessary for the full repayment and discharge of all amounts outstanding under the Shareholder Loans, including, for the avoidance of doubt, all accrued but unpaid interest thereon through the Closing Date.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended.

“Software” means any and all (a) computer software, programs and software implementations of algorithms, models and methodologies (including firmware, operating systems, middleware, platforms, applications, tools and interfaces), whether in source code, object code or any other form, whether in source code, object code or any other form, (b) databases and data compilations in any form (including database management code), and (c) documentation related to any of the foregoing (including specifications, technical manuals and developer notes, comments and annotations).

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Sunstone” has the meaning set forth in Section 6.27.

“Tail Coverage” has the meaning set forth in Section 6.8(c).

“TAMP Accounts” means turnkey asset management program accounts serviced by Advisors that are not custodied at NFS or Pershing.

“Target Net Working Capital Amount” means $9,226,000.

“Target Net Regulatory Capital Amount” means $35,000,000.

“Tax” or “Taxes” means all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties and other charges in the nature of a tax, and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing.

“Tax Claim” has the meaning set forth in Section 9.3(a).

“Tax Refund” has the meaning set forth in Section 9.4.

“Tax Returns” means any return, report, claim for refund, estimate, information return or statement or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Advisor360 Contracts” means those Contracts set forth on Schedule 10.15(b) of the Company Disclosure Schedules.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the Restrictive Covenant Agreements, the LPT Agreement and all other agreements, certificates, instruments, schedules and other documents to be executed or delivered by one or more of the Parties in connection with the Transactions.

“Transaction Expenses Amount” means an amount equal to, without duplication, (i) any change in control, sale, success, retention or other transaction-related bonuses or payments, severance pay, or other compensatory amounts owed by the Group Companies to employees, individual independent contractors and/or other individual service providers of the Group Companies, or any of their respective Affiliates, including for the avoidance of doubt, any Advisors affiliated with a Group Company and including any bonuses to be paid to employees of the Group Companies hired in Q4 of 2024 or Q1 of 2025 in lieu of receipt of incentive equity upon hire (including for avoidance of doubt under any Company Plan and the employer-paid portion of any payroll and similar Taxes that become payable with respect to such payments, including any such Taxes with respect to the payment of the Option Cancellation Payment Amount), in each case, triggered by or payable as a result of the Transactions, (excluding, for the avoidance of doubt, any post-Closing liabilities or obligations arising as a result of, or in connection with, both (1) the consummation of the Transaction, and (2) the occurrence of one or more additional post-Closing events under so-called “double-trigger” provisions contained in any Company Plan or similar arrangement); (ii) 50% of the Transfer Taxes; (iii) costs and expenses related to the Tail Coverage not paid by Claridge at or prior to Closing; (iv) out-of-pocket fees, costs and expenses incurred by the Group Companies in connection with the negotiation, preparation, investigation, execution, delivery or performance of this Agreement and the other Transaction Documents or the consummation of the Transactions contemplated hereby and thereby, including legal, accounting, investment banking and other similar fees and (v) 50% of the fees and expenses of the Escrow Agent due at Closing, in each case, that remain unpaid as of immediately prior to the Closing; and in each case provided, that the Transaction Expenses Amount will not include any amounts included in the calculation of Restricted Cash, the Net Working Capital Amount, the Net Regulatory Capital Amount, Indebtedness, the Interim Period Transition Assistance Amount or Option Cancellation Payment Amount.

“Transactions” means, collectively, the entry into this Agreement and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

“Transaction Tax Deductions” means the aggregate amount of any items of loss or deduction to the extent that such items are deductible by any of the Group Companies or their Affiliates for Tax purposes relating to or arising from the Transactions and paid by any of the Group Companies on or before Closing Date (other than to the extent that such payment is from Cash included in the Cash Amount, as finally determined) or are otherwise economically borne by the Sellers, including any item of loss or deduction resulting from or attributable to (i) the payments made or to be made (or associated accrual) with respect to any retention, sale, management or other amount payable to any officer, director, employee or service provider or, including for the avoidance of doubt, Advisor in the nature of a transaction or retention bonus or any other compensation payable as a result of the Transactions, (ii) the Option Cancellation Payment Amount, (iii) the payment (or associated accrual) of any payroll costs associated with the payments described in clause (i) and clause (ii), (iv) the payment (or associated accrual) of amounts included in the Transaction Expenses Amount or amounts included in the Net Working Capital Amount or the Net Regulatory Capital Amount, (v) the payment (or associated accrual) of any

Indebtedness (including any fees, expenses, premiums and penalties paid or payable with respect to the prepayment of Indebtedness and the write-off or acceleration of the amortization of deferred financing costs), or (vi) any other payments, expenses or accruals attributable to the Transactions (and applying the safe harbor election set forth in IRS Revenue Procedure 2011-29 with respect to any success-based fee to the extent such election is made by the Sellers as set forth in Section 9.2(b)).

“Transfer Taxes” has the meaning set forth in Section 9.6.

“Transition Assistance” has the meaning set forth in Schedule 6.22.

“Treasury Regulations” means the United States Department of Treasury regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Unaudited Financials” has the meaning set forth in Section 3.6(a).

“Valuation Firm” means an accounting, consulting or professional services firm with significant arbitration experience, which shall be selected by mutual agreement of the Sellers and the Purchaser.

Section 10.16 Interpretation.

(a) All references to this Agreement are intended to refer to this Agreement, including all Exhibits and Schedules hereto. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference will be to an Article of, a Section of, an Exhibit to or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to “$” and dollars in this Agreement means United States dollars unless otherwise specifically provided. The word “will” denotes a directive and obligation, and not an option. As used in this Agreement “willful breach” means a breach of any representation, warranty, covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by a party with the actual knowledge that the taking of such act or failure to act would cause a breach. All terms defined in this Agreement will have such defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors. For purposes of this Agreement, if the Company the Sellers or a Person acting on its or their behalf posts a document to any online data room hosted on behalf of the Sellers, the Company and/or its Subsidiaries, or otherwise delivers a copy of such document to the Purchaser or any of its Representatives (email delivery will suffice for this purpose) by no later than 12:01 a.m. Eastern Time on the date that is two (2) Business Days prior to the date of this Agreement, such document will be deemed to have been “delivered”, “furnished” or “made available” (or any phrase of similar import) to the Purchaser by the Sellers and the Company, as applicable. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.17 No Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non-Recourse Party of a Party will have any liability (whether by or through attempted piercing of the corporate veil and whether in Contract or in tort, in law or in equity, or granted by statute or otherwise) relating to this Agreement or any of the Transactions except as otherwise agreed to in writing by such Non-Recourse Party. Each obligation of each Party under this Agreement is a several (and not joint) obligation and no Party will be liable for any other Party’s breach hereof.

Section 10.18 Provision Respecting Legal Representation. It is acknowledged by each of the Parties, on its own behalf and on behalf of its respective managers, directors, equityholders, members, partners, officers, employees and Affiliates, that the Company and the Sellers have retained Ropes & Gray LLP (the “Retained Counsel”) to act as their counsel in connection with the Transactions and that the Retained Counsel has not acted as counsel for any other Party in connection with the Transactions and that none of the other Parties has the status of a client of the Retained Counsel for conflict of interest or any other purposes in connection with the Transactions as a result thereof. The Purchaser and the Company further agree that, as to all communications among the Retained Counsel, the Sellers, any Affiliates of the Sellers, the Company and/or its Subsidiaries that relate in any way to the Transactions, the attorney–client privilege and the expectation of client confidence belongs to the Sellers and will not pass to or be claimed by the Purchaser, the Company, or any of their respective Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Company, or any of their respective Subsidiaries and a third party (other than the Sellers or any of their respective Affiliates) after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by the Retained Counsel to such third party or the use thereof by the Retained Counsel in connection with its representation of a party in such dispute; provided, however, that neither the Company nor its Subsidiaries may waive such privilege without the prior written consent of the Sellers, which will not be unreasonably withheld, delayed or conditioned.

Section 10.19 Delivery by Electronic Transmission. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail, will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party or to any such contract, each other Party or thereto will re–execute original forms thereof and deliver them to all other Parties. No Party or to any such contract will raise the use of .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail as a defense to the formation of a contract and each such Party forever waives any such defense.

Section 10.20 Financing Matters. Notwithstanding anything in this Agreement to the contrary (but subject in all respects to the proviso at the end of this Section 10.20), each of the Parties (including, in the case of the Sellers and the Company, for itself and each of its Subsidiaries and its and their respective Affiliates and Representatives) hereby (a) agrees that no Financing Source will have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement, the Debt Commitment Letter, any definitive agreement related thereto, the Financing or any of the other financings contemplated hereby or thereby or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach; (b) agrees that any Proceeding (whether in contract or in tort, in law or in equity or otherwise) involving any Financing Source arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Commitment Letter, any definitive agreement entered into in connection with the Financing or any of the other financings contemplated hereby or thereby or the performance of services thereunder will be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the County of New York, New York or if such court does not have subject matter jurisdiction, the Supreme Court of the State of New York, County of New York and, in each case, any appellate court thereof, and each party to this

Agreement irrevocably submits itself and its property with respect to any Proceeding to the exclusive jurisdiction of such courts; (c) agrees that any such Proceeding will be governed by, and construed and interpreted in accordance with, the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), except as otherwise provided in the Debt Commitment Letter or any definitive document related to the Financing; (d) agrees not to bring, permit any of their respective Affiliates to bring, or support anyone else in bringing, any such Proceeding against any Financing Source in any way arising out of or relating to this Agreement, the Debt Commitment Letter, any definitive agreement entered into, the Financing or any of the other financings contemplated hereby or thereby or the performance of any services thereunder in any forum other than such courts set forth in clause (b); (e) irrevocably waives, to the fullest extent permitted by applicable Law, the defense of any inconvenient forum to the maintenance of any such Proceeding in any such courts; (f) agrees that the service of process upon the Sellers or the Company or any of their respective Subsidiaries or any of their respective Affiliates or Representatives in any such Proceeding will be effective if notice is given in accordance with Section 10.13; (g) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable Law, trial by jury in any Proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (h) agrees that only Purchaser (including its successors and permitted assigns under the Debt Commitment Letter) and the other parties to the Debt Commitment Letter at their own discretion will be permitted to bring any claim against a Financing Source for failing to satisfy any obligation to fund the Financing pursuant to the terms of the Debt Commitment Letter; (i) agrees that no amendment, modification or waiver which directly, or which has the practical direct or indirect effect of amending, modifying or waiving this Section 10.20 (and the definitions used in this Section 10.20 (as used in such Section)), in each case, that is adverse in any material respect to any of the Financing Sources, will be effective without the prior written consent of the applicable Financing Sources that are party to the Debt Commitment Letter, any definitive agreement entered into in connection with the Financing or any of the other financings contemplated hereby or thereby (and any such amendment, modification or waiver without such prior written consent will be null and void); and (j) agrees that the Financing Sources are express and intended third party beneficiaries of, and may enforce, this Section 10.20; provided that, notwithstanding the foregoing, nothing in this Section 10.20 or in any other provision of this Agreement will affect, impair or otherwise limit the rights and obligations of the parties to the Debt Commitment Letter, any definitive agreement entered into in connection with the Financing, Alternative Financing, Permanent Financing or any of the other financings contemplated hereby or thereby. This Section 10.20 will, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Equity Purchase Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

CFN Holding Company, LLC

By:	/s/ Joseph S. Deitch
Name: Joseph S. Deitch
Title: Chief Executive Officer and Treasurer

[Signature Page to Equity Purchase Agreement]

SELLERS:

Gratitude Holdings, Inc.

By:	/s/ Joseph S. Deitch
Name: Joseph S. Deitch
Title: Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

Odd Couple, Inc.

By:	/s/ Joseph S. Deitch
Name: Joseph S. Deitch
Title: Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

PURCHASER:

LPL Holdings, Inc.

By:	/s/ Brett Goodman
Name: Brett Goodman
Title: Treasurer

[Signature Page to Equity Purchase Agreement]